Outline of Financial Results for FY2008

May 7, 2009

Marubeni Corporation

(TSE Code: 8002)

This document is an English translation of a statement written initially in Japanese.
The original in Japanese should be considered the primary version.

Marubeni CORPORATION

Agenda

DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS ABOUT THE PERFORMANCE OF MARUBENI AND ITS GROUP COMPANIES, BASED ON MANAGEMENT'S ASSUMPTIONS IN LIGHT OF CURRENT INFORMATION. THE FOLLOWING FACTORS MAY THEREFORE INFLUENCE ACTUAL RESULTS. THESE FACTORS INCLUDE CONSUMER TRENDS IN JAPAN AND IN MAJOR GLOBAL MARKETS, PRIVATE CAPITAL EXPENDITURES, CURRENCY FLUCTUATIONS, NOTABLY AGAINST THE U.S. DOLLAR, MATERIALS PRICES, AND POLITICAL TURMOIL IN CERTAIN COUNTRIES AND REGIONS.

1. FY2008 Financial Highlights

Marubeni CORPORATION

(billions of yen)	FY03	FY04	FY05	FY06	FY07	FY08 Yearly actual	FY08 (variance)	FY09 Yearly Pros.
Total volume of trading transactions	7,902.5	7,936.3	8,686.5	9,554.9	10,631.6	10,462.1	(-169.5)	8,000.0
Gross trading profit	406.8	433.4	502.0	531.2	596.9	644.8	(+47.9)	505.0
SGA expenses	-326.6	-340.6	-350.3	-365.3	-393.4	-408.9	(-15.5)	-378.0
Provision for doubtful accounts	-0.8	-6.3	-8.5	-0.9	-3.4	-1.8	(+1.6)	-2.0
Operating profit	**79.4**	**86.5**	**143.2**	**165.0**	**200.2**	**234.1**	**(+33.9)**	**125.0**
Interest expense-net	-23.0	-19.8	-24.1	-32.7	-43.3	-40.6	(+2.7)	-35.0
Dividends received	7.2	9.0	12.1	20.7	23.6	27.7	(+4.1)	15.0
Others	-3.4	-14.1	-29.7	-4.1	-20.0	-42.3	(-22.3)	10.0
Equity in earnings (*)	-	25.7	31.6	44.9	55.7	22.0	(-33.7)	40.0
Income (losses) before income taxes	60.1	87.3	133.1	193.8	216.2	200.9	(-15.3)	135.0
Provision (benefit) for income taxes	-35.7	-41.8	-47.5	-68.2	-60.5	-80.9	(-20.4)	-50.0
Minority interests in income (loss) of consolidated subsidiaries (**)	-3.0	-1.4	-5.4	-6.3	-8.4	-8.8	(-0.4)	-5.0
Equity in earnings	14.3	-	-	-	-	-	-	-
Loss from discontinued operations (after income tax)	-1.1	-2.9	-6.4	-	-	-	-	-
Net income/loss (**)	**34.6**	**41.2**	**73.8**	**119.3**	**147.2**	**111.2**	**(-36.0)**	**80.0**

*(note *) From FY2006 onwards, "Equity in earnings" will be included in "Income (losses) before income taxes". The figures for FY2004 and FY2005 have been revised accordingly.*
*(note**) Under the prospects for FY2009, "Minority interests in consolidated subsidiaries" shows "noncontrolling interest" and "Net income" shows "Net income attributable to Marubeni's stockholders".*

2. Net Income

Marubeni CORPORATION



<FY2008 Result>
✓ -24% year-on-year (decline in the first time in the last 7 years)
✓ Amid the unpredictable economic situation, Marubeni fairly made impairment and acknowledged appraisal losses on its assets in the 4th quarter of FY2008, to alleviate concerns for FY2009.
<FY2009 Prospect>
✓ 80.0 billion yen for consolidated net income for FY2009
<Revision of SG2009 Net Income Target>
Original: 350.0 billion yen / total of two years of the plan
⇒ Revised: more than 190.0 billion yen
(billions of yen)
180
150
120
90
60
30
0
-30
-60
34.6
41.2
73.8
119.3
147.2
1Q-3Q actual
150.0
-36.0 billion yen (-24%)
Yearly, actual
111.2
-31.2 billion yen (-28%)
80.0
-38.8
4Q actual
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008
FY2009 Pros.
"V"PLAN
"G"PLAN
SG2009

	FY2003	FY2004	FY2005	FY2006	FY2007	FY2008	FY2009 Pros.
<Dividends per share> (interim dividend - inclusive)	JPY 3.0	JPY 4.0	JPY 7.0 (JPY 2.0)	JPY 10.0 (JPY 3.5)	JPY 13.0 (JPY 6.0)	JPY 10.0 (plan) (JPY 7.0)	JPY 7.0 (plan) (JPY 3.5)(plan)

3. Adjusted Operating Profit (AOP) & Core Earnings (CE)

Marubeni CORPORATION

<FY2008 Result>

- ✓ AOP: Record high for the 4th consecutive years.
  CE: Record high for the 5th consecutive years.
- ✓ Core earnings excluding one-time factor of impairment on investment in Daiei, Inc. (-24.6 billion yen) shows a substantial increase by +13% year-on-year.

<FY2009 Prospect>

- ✓ Although profit decrease is predicted for FY2009 because of downturn in the global economy or drop of resource prices, high earnings power will be still maintained mainly in non-resource fields.



(billions of yen)
300
250
200
150
100
50
0
Adjusted Operating Profit
Core Earnings
80.2
80.0
95.0
109.9
151.8
171.3
165.9
202.1
203.5
239.6
235.9
245.0
269.6
127.0
147.0
+16%
+13%
excluding one-time loss on Daiei shares. (-24.6 billion yen)
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008
FY2009 Pros.
"V"PLAN
"G"PLAN
SG2009

Adjusted Operating Profit = Gross Trading Profit + SGA expenses (excluding restructuring costs up to FY2006 or prior.)
Core Earnings = Adjusted Operating Profit + Interest expense-net+Dividend income +Equity in earnings of affiliated companies

4. Earnings Structure of Net Income

Marubeni CORPORATION

- ✓ The proportion of income from Resources & Energy for FY2008 increased temporarily due to high resource prices pushing up the profit in resource field as well as to a large-scaled write-down in non-resources field.
- ✓ In FY2009, Resources & Energy ratio in net income will decrease due to lower resource prices.



(billions of yen)
150
100
50
0
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
Resources & Energy
Others
Resources & Energy Ratio
42%
62%
58%
47%
41%
66%
24%
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008
FY2009 Pros.
"V"PLAN
"G"PLAN
SG2009

5. Earnings Structure & Business Portfolio

Marubeni CORPORATION



FY2007 actual
FY2008 actual
FY2009 Prospects
Net Income
Overseas
Consumer Products
5%
10%
Resources
41%
FY2007 actual
JPY 147.2 bn
Materials
22%
21%
Machinery
Resources 41% / Non-Resources** 58%
Overseas
-12%
15%
Consumer Products
-14%
FY2008 actual
JPY 111.2 bn
Resources
66%
Materials
24%
21%
Machinery
Resources 66% / Non-Resources** 46%
Overseas
8%
Consumer Products
26%
FY2009 prospects
JPY 80.0 bn
Resources
24%
Machinery
23%
Materials
18%
Resources 24% / Non-Resources** 75%
Total Assets
Overseas
10%
Resources
19%
Consumer Products
27%
Mar. 2008 actual
JPY 5,207.2 bn
Machinery
25%
Materials
15%
Overseas
10%
7%
Resources
19%
Consumer Products
28%
Mar. 2009 actual
JPY 4,707.3 bn
Machinery
22%
Materials
14%
Overseas
10%
5%
Resources
20%
Consumer Products
30%
Mar. 2010 Prospects
Machinery
20%
Materials
15%

*) Corporate & Eliminations, etc.

**) Non-resources represents total of Machinery, Materials, Consumer Products, and Overseas Corporate Subsidiaries.

6. Balance Sheets

Marubeni CORPORATION

(billions of yen)	Mar. 2004	Mar. 2005	Mar. 2006	Mar. 2007	Mar. 2008	Mar. 2009	Changes (from Mar. 2008)	Mar. 2010 Pros.
Current Assets	2,080.0	2,093.4	2,168.6	2,502.6	2,607.9	2,328.8	(-279.2)	-
Investments/Fixed Assets	2,174.2	2,114.7	2,418.5	2,370.7	2,599.3	2,378.6	(-220.7)	-
Total Assets	4,254.2	4,208.0	4,587.1	4,873.3	5,207.2	4,707.3	(-499.9)	-
Short-term loans (*)	803.6	659.1	588.1	334.9	301.4	473.4	(+172.0)	-
Long-term interest bearing debt	1,651.3	1,627.3	1,678.8	1,943.5	2,140.9	2,060.4	(-80.5)	-
Interest-bearing debt	2,454.8	2,286.4	2,267.0	2,278.4	2,442.3	2,533.8	(+91.5)	-
(*) including current portion of long-term debt								
Net interest-bearing debt	1,969.3	1,823.9	1,876.4	1,843.4	2,002.0	1,911.6	(-90.4)	approx. 1,820.0
Shareholders' equity (**)	393.0	443.2	663.8	745.5	779.8	567.1	(-212.6)	approx. 730.0
Net D/E ratio (times)	5.01 times	4.12 times	2.83times	2.47times	2.57times	3.37times	(+0.80points)	approx. 2.5 times
Equity Ratio (%)	9.2%	10.5%	14.5%	15.3%	15.0%	12.0%	(-3.0points)	-
Current Ratio (%)	105.9%	111.2%	110.6%	133.1%	136.5%	134.2%	(-2.3points)	-
ROA (%)	0.81%	0.97%	1.68%	2.52%	2.92%	2.24%	(-0.68points)	approx. 2%
ROE (%)	10.59%	9.87%	13.33%	16.94%	19.31%	16.51%	(-2.80points)	approx. 12%

(**) Under the prospect for March 31, 2010, "Shareholders' equity" includes "noncontrolling interest".

7. Total Assets and ROA

Marubeni CORPORATION


<Revision of SG2009 Target (ROA)>
Original : above 3% ⇒ Revised : approx. 2%
(billions of yen)
(%)
Total Assets (left axis)
ROA (right axis)
5,000
4,000
3,000
2,000
5.0
4.0
3.0
2.0
1.0
0.0
4,254.2
4,208.0
4,587.1
4,873.3
5,207.2
4,707.3
0.81 %
0.97 %
1.68 %
2.52 %
2.92 %
2.24 %
approx. 2%
✓ ROA slipped down to 2.24% for FY2008, due to transitory losses.
✓ ROA prospect for FY2009 shows a slight downtick. Marubeni, however, will aim to improve the indicator through "selection & concentration" of assets and businesses, as well as initiation of profit contribution from prime investments.
Mar. 2004
Mar. 2005
Mar. 2006
Mar. 2007
Mar. 2008
Mar. 2009
Mar. 2010 Pros.
"V"PLAN
"G"PLAN
SG2009

8. Shareholders' Equity and Net D/E Ratio

Marubeni CORPORATION

- ✓ Net D/E ratio for March 31, 2009 rose to 3.37 times, due to decrease in shareholders' equity caused by yen appreciation and lower stock prices.
- ✓ Net D/E ratio is targeted to be approximately 2.5 times by the end of March 2010, through improvement of financial structure such as decrease of interest-bearing debt and strengthening of shareholders' equity with profit retaining.


(billions of yen)
(times)
<Revision of SG2009 Target (Net D/E ratio)>
Original : 2.0 to 2.5 x ⇒ revised: approx. 2.5x
2,500
2,000
1,500
1,000
500
0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Shareholders' equity (left axis)
Net interest-bearing debt (left axis)
Net D/E ratio (right axis)
5.01times
4.12times
2.83times
2.47times
2.57times
3.37times
1,969.3
1,823.9
1,876.4
1,843.4
2,002.0
1,911.6
approx. 1,820.0
393.0
443.2
663.8
745.5
779.8
567.1
approx. 730.0
Net D/E ratio : approx. 2.5 times
Mar. 2004
Mar. 2005
Mar. 2006)
Mar. 2007
Mar. 2008
Mar. 2009
Mar. 2010 Pros.
"V"PLAN
"G"PLAN
SG2009

* Under the prospect for March 31, 2010, "Shareholders' equity" includes "noncontrolling interest".

9. Shareholders' Equity and Net Risk Asset

Marubeni CORPORATION



(billions of yen)
"V"PLAN
"G"PLAN
SG2009
900
800
700
600
500
400
300
200
100
0
393.0
625.6
443.2
584.7
663.8
572.6
745.5
642.5
779.8
708.3
567.1
673.7
approx. 730.0
Net risk asset
Shareholders' equity
✓ Net risk asset exceeded shareholders' equity at the end of FY2008, due to decrease of shareholders' equity.
✓ There's no alteration to our risk management policy that net risk asset should be controlled within the amount of shareholders' equity. Through selection and concentration of our asset portfolio and businesses, we will promptly keep net risk asset within shareholders' equity.

	Mar. 2004	Mar. 2005	Mar. 2006	Mar. 2007	Mar. 2008	Mar. 2009	Mar. 2010 Pros.
Shareholders' equity ①	393.0	443.2	663.8	745.5	779.8	567.1	approx. 730.0
Net risk asset ②	625.6	584.7	572.6	642.5	708.3	673.7	-
Risk buffer (①-②)	-232.6	-141.5	91.2	103.0	71.5	-106.6	

* Under the prospect for March 31, 2010, "Shareholders' equity" includes "noncontrolling interest".

10. Cash Flows

Marubeni CORPORATION



(billions of yen)
■ Net cash provided by investing activities
Net cash provided by operating activities
350
250
150
50
-50
-150
201.6
58.0
259.5
173.8
46.0
219.9
133.4
-193.8
-60.4
152.1
-135.1
16.9
235.3
-306.9
-71.6
343.6
-387.1
-43.5
Positive cash flow
Free C/F
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008
FY2009 Pros.
"V"PLAN
"G"PLAN
SG2009

✓ Aiming to achieve approximately 2.5 times of net D/E ratio at the end of FY2009, Marubeni will enhance cash flow management and attain positive cash flow in FY2009.

11. Revision of SG2009 Targets

Marubeni CORPORATION

Quantitative Targets

	March 2010 SG2009 (Original)	March 2010 SG2009 (Revised) (*)	(for reference) March 2009 FY2008 Yearly actual
Consolidated Net Income (2-year total)	350.0 Billion Yen	More than 190.0 billion yen (Pros. for FY2009 : 80.0 billion yen)	111.2 billion yen
Consolidated Net D/E Ratio	2.00～2.50 x	around 2.5 times	3.37 times
Risk Assets	Less than Total Shareholders' Equity	Less than Total Shareholders' Equity	673.7 billion yen (Shareholders' Equity 567.1 billion yen)
ROA	More than 3%	Approx. 2 %	2.24 %

Levels of Shareholders' Equity and ROE on the condition of achievement of the above targets.

	March 2010 SG2009 (Original)	March 2010 SG2009 (Revised) (*)	(for reference) March 2009 FY2008 Yearly actual
Shareholders' Equity	More than 1 trillion yen	Approx. 730.0 billion yen	567.1 billion yen
ROE	Approx. 18%	Approx. 12 %	16.51 %

* Under the revised targets, "Shareholders' equity" includes "noncontrolling interest".

10. New Investments

Marubeni CORPORATION

SG2009 Target		Allocation Plan	FY2008 1Q-3Q Summary	FY2008 4Q Summary	FY2008 actual	FY2009 Target
Investment Plan (2-year total) : ¥600.0 billion		Share	Amount	Amount	Amount	
Fields in which the Group will accumulate assets by cocentrating fund allocation from the medium and long-term perspectives	Energy & Natual Resources Overseas I(W)PP	50%	¥250.0 bn	-	¥250.0 bn	
Fields in which the Group will expand and develop its solid earnings base through value chain development	Distribution & Trading	30-40%	¥ 40.0 bn	¥ 15.0 bn	¥ 55.0 bn	
Fields in which the Group will target the creation of new business models	Environment, Financial Services & Innovative Business	10-20%	¥ 10.0 bn	¥ 5.0 bn	¥ 15.0 bn	
Total		100%	¥300.0 bn	¥ 20.0 bn	¥320.0 bn	Approx. ¥ 100.0 bn

✓ New investment and lending for FY2009 will be strictly selected as Marubeni prioritizes improvement of financial structure, not sticking to the original target of SG2009 (2-year total : 600.0 billion yen).

6. Dividends

Marubeni CORPORATION

- ✓ Marubeni has a principle to determine dividend aiming for consolidated payout ratio around 15%, based on the principle of linking dividend to the company's business results for each term.
- ✓ Yearly dividend for FY2008 is planned to be JPY 10 per share - interim : JPY 7 (paid), year-end : JPY 3 (planned). This is based on FY2008 consolidated net income of 111.2 billion yen.
- ✓ Yearly dividend for FY2009 is planned to be JPY 7 per share (interim JPY 3.5 inclusive), based on the consolidated net income prospect of 80.0 billion yen.



(billions of yen)
(yen)
Consolidated net income (yearly)
Dividend (yearly)
34.6
41.2
73.8
119.3
147.2
111.2
80.0
3
4
7
10
13
10 (plan)
7 (plan)
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008
FY2009 Pros.
"V"PLAN
"G"PLAN
SG2009

13. Number and Net Profits & Losses of Group Firms

Marubeni CORPORATION



Mar. 2004
Mar. 2005
Mar. 2006
Mar. 2007
Mar. 2008
Mar. 2009
Net Profit/Loss (billions of yen)
Percentage of profitable companies(%)
Surplus amount
Deficit amount
Net Profit
Percentage of profitable companies
77.7%
80.4%
78.0%
79.6%
80.6%
74.3%
63.8
21.4
-42.4
92.7
47.2
-45.5
120.9
79.4
-41.5
142.4
115.7
-26.7
168.0
130.4
-37.7
198.7
142.6
-56.1

	Mar. 2004	Mar. 2005	Mar. 2006	Mar. 2007	Mar. 2008	Mar. 2009
Number of profit-making firms	390	422	433	352	362	327
Number of loss-making firms	112	103	122	90	87	113
Total number of consolidated group firms	**502**	**525**	**555**	**442**	**449**	**440**
Profit-making firm ratio	**77.7%**	**80.4%**	**78.0%**	**79.6%**	**80.6%**	**74.3%**

※ The number of subsidiaries and affiliated companies represents companies which the Company directly consolidates or to which the Company applies the equity method. Companies consolidated by subsidiaries are excluded from this number for Mar. 2007 and after.

14. Trends in Company Ratings

Marubeni CORPORATION



Rating Agency
FY01
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
Moody's Japan
Standard & Poor's
Japan Credit Rating Agency (JCR)
Rating & Investment Information Inc. (R&I)
July 3, 2007
Baa3 → Baa2 upgraded
Mar. 28, 2008
BBB- → BBB upgraded
Aug.23,2006
A- → A
Jun. 9, 2006
BBB- → BBB
Jan. 29, 2007
BBB → BBB+
Dec. 13,2007
BBB+ → A-

<Changes during the period of "G" PLAN or later>

- In FY2006, R&I upgraded the long-term rating on Marubeni by 2 notches, from BBB- to BBB+. JCR upgraded Marubeni by 1 notch from A- to A. Both recovered the pre-"A" PLAN level.
- In FY2007, Moody's upgraded the rating on Marubeni to Baa2, by 1 notch from Baa3. R&I upgraded the rating on the Company to A- from BBB+. S&P upgraded the rating on the Company to BBB from BBB-.
- In April 2008, S&P placed its long- term corporate credit ratings on Marubeni on CreditWatch with negative implications, according to Marubeni's announcement on copper development project in Chile.

Marubeni CORPORATION

◇ Operating Segment Information ◇

(Note) In April 2008, Marubeni made some changes in its business segmentation.
"Textile" and "Forest Products & General Merchandise" were reorganized into "Lifestyle" and "Forest Products".
"Transportation & Industrial Machinery", "Power Project" and "Plant, Ship & Infrastructure" were reorganized into "Transportation Machinery", "Power Projects & Infrastructure" and "Plant, Ship & Industrial Machinery".
"Information & Communication" and "Finance, Logistics & New Business" were integrated into "FT, LT, IT & Innovative Business".
"Domestic Branches and Offices" which used to be included in "Corporate & Elimination" was distributed into each product segment.
Segmental information for FY2007 has been altered accordingly.

(Note) Effective April 1, 2006, performance evaluation of operating segments is managed based on US GAAP.

I.(1) Net Income by Segment

Marubeni CORPORATION



(billions of yen)
Left :FY2007 Yearly actual
Middle :FY2008 Yearly actual
Right :FY2009 Yearly prospects
FY2009 Assumptions of the Yearly Prospects and Price Sensitivity
①Foreign Exchange Rate 95 YEN/USD
1YEN/USD fluctuation raises or lowers consolidated net income by approx.300-400mil yen. (on yearly basis)
②Oil (North Sea Brent) USD 50/Barrel
USD1/Barrel fluctuation raises or lowers consolidated net income by approx. 300 mil yen. (on yearly basis)
③Copper USD 4,400/MT
USD100/MT fluctuation raises or lowers consolidated net income by approx. 300 mil yen. (on yearly basis)
55
50
45
40
35
30
25
20
15
10
5
0
-5
-10
-15
-20
-25
10.4
-19.4
15.0
4.1
4.0
3.5
9.7
6.2
4.0
5.6
5.2
5.5
38.9
52.0
12.5
22.2
21.6
7.0
14.1
4.4
2.0
11.5
11.5
13.0
5.5
7.1
3.5
2.6
-3.7
-1.0
-1.9
3.4
3.5
16.5
14.9
5.0
7.0
16.3
6.0
Food
Lifestyle
Forest Products
Chemicals
Energy
Metals & Mineral Resources
Transportation Machinery
Power Projects & Infrastructure
Plant, Ship & Industrial Machinery
Real Estate Development
FT, LT, IT & Innovative Business (note)
Iron & Steel Strategies and Coordination Dept.
Overseas Corporate Subsidiaries

(note) As of April 1, 2009, Marubeni renamed this segment "Finance, Logistics & IT Business".

I.(2) Total Assets by Operating Segment

Marubeni CORPORATION



(billions of yen)
Mar. 31, 2008
Mar. 31, 2009
800
700
600
500
400
300
200
100
0
631.9
594.4
178.7
146.9
473.1
405.1
226.4
151.0
641.9
538.3
333.8
375.7
274.5
213.8
670.8
511.6
351.5
319.6
325.1
326.4
253.6
228.1
105.1
89.9
536.7
458.2
Food
Lifestyle
Forest Products
Chemicals
Energy
Metals & Mineral Resources
Transportation Machinery
Power Projects & Infrastructure
Plant, Ship & Industrial Machinery
Real Estate Development
FT, LT, IT & Innovative Business
Iron & Steel Strategies and Coordination Dept.
Overseas Corporate Subsidiaries

II. Segmental Information (1) <Food>

Marubeni CORPORATION

(billions of yen)	FY2007 Yearly	FY2008 Yearly	FY2008 Variance	FY2009 Yearly Pros.
Gross Trading Profit	90.0	113.7	(+23.7)	-
Adjusted Operating Profit	21.6	36.0	(+14.4)	-
Equity in earnings (losses) of affiliated companies	1.4	-25.7	(-27.1)	
Core Earnings	16.0	4.0	(-12.1)	-
Net Income	10.4	-19.4	(-29.8)	15.0
Total Assets	631.9	594.4	(-37.4)	-



(billions of yen)
Segment Core Earnings
20
15
10
5
0
7.7
12.0
16.0
4.0
(Note)
FY05
FY06
FY07
FY08
FY09

Outline of FY2008 Results (changes from FY2007)

- A group firm which became a subsidiary during FY2007 pushed up gross trading profit for this term, along with the earnings from grain trade.
- Net income showed a heavy loss due to appraisal losses on an affiliated company and other listed stocks, notwithstanding.



(billions of yen)
Segment Net Income
30
20
10
0
-10
-20
Prospect
5.8
10.1
10.4
-19.4
15.0
FY05
FY06
FY07
FY08
FY09

(Note) Yearly prospect for segment core earnings is not disclosed.

II. Segmental Information (2) <Lifestyle>

Marubeni CORPORATION

(billions of yen)	FY2007 Yearly	FY2008 Yearly	FY2008 Variance	FY2009 Yearly Pros.
Gross Trading Profit	35.7	32.3	(-3.4)	-
Adjusted Operating Profit	7.5	7.6	(+0.1)	-
Equity in earnings (losses) of affiliated companies	-0.0	-0.0	(-0.0)	-
Core Earnings	6.1	6.4	(+0.3)	-
Net Income	4.1	4.0	(-0.0)	3.5
Total Assets	178.7	146.9	(-31.8)	-



(billions of yen)
Segment Core Earnings
20
15
10
5
0
(note 2)
6.1
6.4
(note 1)
FY05
FY06
FY07
FY08
FY09

Outline of FY2008 Results (changes from FY2007)

- Despite profit increase in natural rubber trade, gross trading profit declined due to shrinkage of profit in apparel products and textile materials.
- Net profit for the period stayed at the same level as the previous fiscal year due to cost control.



(billions of yen)
Segment Net Income
15
10
5
0
Prospect
(note 2)
4.1
4.0
3.5
FY05
FY06
FY07
FY08
FY09

(note 1) FY2009 yearly prospect for segment core earnings is not disclosed.

(note 2) As of April 1, 2008, this operating segment has been reorganized and the figures for FY2007 are altered to apply to the new divisional organization for reference purpose.

II. Segmental Information (3) <Forest Products>

Marubeni CORPORATION

(billions of yen)	FY2007 Yearly	FY2008 Yearly	FY2008 Variance	FY2009 Yearly Pros.
Gross Trading Profit	45.3	42.7	(-2.5)	-
Adjusted Operating Profit	19.7	17.6	(-2.1)	-
Equity in earnings (losses) of affiliated companies	2.4	-2.5	(-4.9)	-
Core Earnings	17.8	11.6	(-6.2)	-
Net Income	9.7	6.2	(-3.5)	4.0
Total Assets	473.1	405.1	(-68.0)	-

Outline of FY2008 Results (changes from FY2007)

- Less profit in MUSI Pulp business, printing paper and chip business pushed down the gross trading profit.
- Net income decreased accordingly and due to the decline in equity in earnings from overseas pulp processing business.

(billions of yen) Segment Core Earnings



20
15
10
5
0
17.8
11.6
(note 2)
(note 1)
FY05
FY06
FY07
FY08
FY09

(billions of yen) Segment Net Income



15
10
5
0
9.7
6.2
Prospect
4.0
(note 2)
FY05
FY06
FY07
FY08
FY09

(note 1) FY2009 yearly prospect for segment core earnings is not disclosed.

(note 2) As of April 1, 2008, this operating segment has been reorganized and the figures for FY2007 are altered to apply to the new divisional organization for reference purpose

II. Segmental Information (4) <Chemicals>

Marubeni CORPORATION

(billions of yen)	FY2007 Yearly	FY2008 Yearly	FY2008 Variance	FY2009 Yearly Pros.
Gross Trading Profit	30.8	30.1	(-0.7)	-
Adjusted Operating Profit	9.4	8.3	(-1.1)	-
Equity in earnings (losses) of affiliated companies	0.6	3.1	(+2.5)	
Core Earnings	11.9	10.5	(-1.4)	-
Net Income	5.6	5.2	(-0.4)	5.5
Total Assets	226.4	151.0	(-75.5)	-

Outline of FY2008 Results (changes from FY2007)

- Gross trading profit decreased due to smaller sales in synthetic resin and others.
- Less gross trading profit, less dividends received, and appraisal loss on listed stocks caused the decrease in net income, in spite of increase in equity in earnings.

(billions of yen) Segment Core Earnings



20
15
10
5
0
8.4
7.8
11.9
10.5
(note 1)
FY05
FY06
FY07
FY08
FY09

(billions of yen) Segment Net Income



15
10
5
0
3.7
1.4
5.6
5.2
Prospect
5.5
FY05
FY06
FY07
FY08
FY09

(note 1) FY2009 yearly prospect for segment core earnings is not disclosed.

II. Segmental Information (5) <Energy>

Marubeni CORPORATION

(billions of yen)	FY2007 Yearly	FY2008 Yearly	FY2008 Variance	FY2009 Yearly Pros.
Gross Trading Profit	89.3	92.4	(+3.1)	-
Adjusted Operating Profit	57.6	64.7	(+7.1)	-
Equity in earnings (losses) of affiliated companies	0.6	0.3	(-0.3)	
Core Earnings	60.2	78.9	(+18.6)	-
Net Income	38.9	52.0	(+13.2)	12.5
Total Assets	641.9	538.3	(-103.6)	-

Outline of FY2008 Results (changes from FY2007)

- Gross trading profit increased mainly in concession business, despite a negative impact of a subsidiary changed to be an affiliate (a LPG importer and distributor).
- Net income was pushed up by gains on marketable securities and higher dividends received, along with increased gross trading profit.

<FY2008 / Oil price (actual for January to December 2008)>
North Sea Brent US$ 99/BBL (US$ 73/BBL for the year-earlier period)
<FY2009 Prospect / Oil price (January to December 2009)>
North Sea Brent US$ 50/BBL

(billions of yen) **Segment Core Earnings**


80
60
40
20
0
45.5
58.7
60.2
78.9
(note 1)
FY05
FY06
FY07
FY08
FY09

(billions of yen) **Segment Net Income**


80
60
40
20
0
26.7
31.6
38.9
52.0
Prospect
12.5
FY05
FY06
FY07
FY08
FY09

(note 1) FY2009 yearly prospect for segment core earnings is not disclosed.

II. Segmental Information (6) <Metals & Mineral Resources>

Marubeni CORPORATION

(billions of yen)	FY2007 Yearly	FY2008 Yearly	FY2008 Variance	FY2009 Yearly Pros.
Gross Trading Profit	19.1	34.2	(+15.2)	-
Adjusted Operating Profit	8.2	23.4	(+15.2)	-
Equity in earnings (losses) of affiliated companies	16.7	11.3	(-5.3)	
Core Earnings	22.8	31.4	(+8.6)	-
Net Income	22.2	21.6	(-0.6)	7.0
Total Assets	333.8	375.7	(+41.9)	-

Outline of FY2008 Results (changes from FY2007)

- Gross trading profit for this segment rose due to steel material trade.
- Net income fell due to decrease in equity in earnings caused by declining prices in non-ferrous and light metal.

<FY2008 / Copper price (actual for January to December 2008)>
LME: US$ 6,952 /ton (US$ 7,126 /ton for the year-earlier period)
<FY2009 Prospect / Copper price (January to December 2009)>
LME: US$ 4,400 /ton

(billions of yen) **Segment Core Earnings**


30
20
10
0
20.6
23.3
22.8
31.4
(note 1)
FY05
FY06
FY07
FY08
FY09

(billions of yen) **Segment Net Income**


30
20
10
0
16.1
24.9
22.2
21.6
Prospect
7.0
FY05
FY06
FY07
FY08
FY09

(note 1) FY2009 yearly prospect for segment core earnings is not disclosed.

II. Segmental Information (7) <Transportation Machinery>

Marubeni CORPORATION

(billions of yen)	FY2007 Yearly	FY2008 Yearly	FY2008 Variance	FY2009 Yearly Pros.
Gross Trading Profit	51.1	46.8	(-4.3)	-
Adjusted Operating Profit	14.4	10.3	(-4.1)	-
Equity in earnings (losses) of affiliated companies	4.5	2.8	(-1.7)	-
Core Earnings	17.4	10.8	(-6.6)	-
Net Income	14.1	4.4	(-9.7)	2.0
Total Assets	274.5	213.8	(-60.8)	-

(billions of yen) **Segment Core Earnings**



20
15
10
5
0
17.4
10.8
(note 2)
(note 1)
FY05
FY06
FY07
FY08
FY09

Outline of FY2008 Results (changes from FY2007)

- Gross trading profit decreased due to less profit in construction machinery related business.
- Loss on listed stocks, income shrinkage in equity in earnings and eased tax burden in the previous fiscal year caused net income decrease for this period.

(billions of yen) **Segment Net Income**



15
10
5
0
14.1
Prospect
4.4
2.0
(note 2)
FY05
FY06
FY07
FY08
FY09

(note 1) FY2009 yearly prospect for segment core earnings is not disclosed.

(note 2) As of April 1, 2008, this operating segment has been reorganized and the figures for FY2007 are altered to apply to the new divisional organization for reference purpose

II. Segmental Information (8) <Power Projects & Infrastructure>

Marubeni CORPORATION

(billions of yen)	FY2007 Yearly	FY2008 Yearly	FY2008 Variance	FY2009 Yearly Pros.
Gross Trading Profit	40.5	50.1	(+9.7)	-
Adjusted Operating Profit	18.3	22.8	(+4.5)	-
Equity in earnings (losses) of affiliated companies	7.9	11.5	(+3.6)	-
Core Earnings	18.9	22.7	(+3.8)	-
Net Income	11.5	11.5	(+0.0)	13.0
Total Assets	670.8	511.6	(-159.2)	-

(billions of yen) **Segment Core Earnings**



25
20
15
10
5
0
22.7
18.9
(note 2)
(note 1)
FY05
FY06
FY07
FY08
FY09

Outline of FY2008 Results (changes from FY2007)

- Gross trading profit increased with contribution from Caribbean vertically integrated power project, which was consolidated as a subsidiary during FY2007.
- Net income for this segment decreased due to downturn in interest expense-net and in minority interests in consolidated subsidiaries.

(billions of yen) **Segment Net Income**



Prospect
15
10
5
0
13.0
11.5
11.5
(note 2)
FY05
FY06
FY07
FY08
FY09

(note 1) FY2009 yearly prospect for segment core earnings is not disclosed.

(note 2) As of April 1, 2008, this operating segment has been reorganized and the figures for FY2007 are altered to apply to the new divisional organization for reference purpose.

II. Segmental Information (9) <Plant, Ship & Industrial Machinery>

Marubeni CORPORATION

(billions of yen)	FY2007 Yearly	FY2008 Yearly	FY2008 Variance	FY2009 Yearly Pros.
Gross Trading Profit	25.9	25.2	(-1.5)	-
Adjusted Operating Profit	6.2	5.4	(-0.9)	-
Equity in earnings (losses) of affiliated companies	2.5	5.9	(+3.4)	-
Core Earnings	10.1	12.8	(+2.6)	-
Net Income	5.5	7.1	(+1.7)	3.5
Total Assets	351.5	319.6	(-31.9)	-



(billions of yen)
Segment Core Earnings
20
15
10
5
0
10.1
12.8
(note 2)
(note 1)
FY05
FY06
FY07
FY08
FY09

Outline of FY2008 Results (changes from FY2007)

- Gross trading profit decreased along with profit decline in domestic group firms.
- In contrast, reversal of the provision for doubtful account and increased equity in earnings from ship-related business pushed up the segmental net income.



(billions of yen)
Segment Net Income
15
10
5
0
5.5
7.1
Prospect
3.5
(note 2)
FY05
FY06
FY07
FY08
FY09

(note 1) FY2009 yearly prospect for segment core earnings is not disclosed.

(note 2) As of April 1, 2008, this operating segment has been reorganized and the figures for FY2007 are altered to apply to the new divisional organization for reference purpose.

II. Segmental Information (10) <Real Estate Development>

Marubeni CORPORATION

(billions of yen)	FY2007 Yearly	FY2008 Yearly	FY2008 Variance	FY2009 Yearly Pros.
Gross Trading Profit	32.4	23.0	(-9.4)	-
Adjusted Operating Profit	14.4	3.9	(-10.5)	-
Equity in earnings (losses) of affiliated companies	0.1	-0.5	(-0.5)	-
Core Earnings	11.1	0.3	(-10.7)	-
Net Income	2.6	-3.7	(-6.3)	-1.0
Total Assets	325.1	326.4	(+1.3)	-



(billions of yen)
Segment Core Earnings
20
15
10
5
0
8.0
12.2
11.1
0.3
(note 1)
FY05
FY06
FY07
FY08
FY09

Outline of FY2008 Results (changes from FY2007)

- Gross trading profit decreased due to appraisal loss on real estate for sale.
- Segmental net income fell into negative (net loss) due to decreased gross trading profit and write-down of fixed assets.



(billions of yen)
Segment Net Income
15
10
5
0
-5
1.1
3.2
2.6
-3.7
Prospect
-1.0
FY05
FY06
FY07
FY08
FY09

(note 1) FY2009 yearly prospect for segment core earnings is not disclosed.

II. Segmental Information (11) <FT, LT, IT & Innovative Business>

(billions of yen)	FY2007 Yearly	FY2008 Yearly	FY2008 Variance	FY2009 Yearly Pros.
Gross Trading Profit	41.6	51.9	(+10.3)	-
Adjusted Operating Profit	1.6	5.2	(+3.6)	-
Equity in earnings (losses) of affiliated companies	0.8	0.6	(-0.1)	-
Core Earnings	2.3	4.5	(+2.1)	-
Net Income	-1.9	3.4	(+5.3)	3.5
Total Assets	253.6	228.1	(-25.6)	-



(billions of yen)
Segment Core Earnings
20
15
10
5
0
(note 2)
2.3
4.5
(note 1)
FY05
FY06
FY07
FY08
FY09

Outline of FY2008 Results (changes from FY2007)

- Gross trading profit increased owing to a PC wholesale group firm which became a subsidiary at the end of the 2nd quarter of FY2007 and profit increase in other domestic IT related subsidiaries.
- Net income increased year-on-year due to loss on fund management posted in the previous year.



(billions of yen)
Segment Net Income
15
10
5
0
-5
Prospect
(note 2)
-1.9
3.4
3.5
FY05
FY06
FY07
FY08
FY09

(note 1) FY2009 yearly prospect for segment core earnings is not disclosed.

(note) As of April 1, 2009, Marubeni renamed this segment "Finance, Logistics & IT Business".

(note 2) As of April 1, 2008, this operating segment has been reorganized and the figures for FY2007 are altered to apply to the new divisional organization for reference purpose

II. Segmental Information (12)
<Iron & Steel Strategies and Coordination, Overseas Corporate Subsidiaries & Branches>

<Iron & Steel Strategies and Coordination>

Outline of FY2008 Results (changes from FY2007)

- Net income for the period decreased due to less equity in earnings.

(billions of yen)	FY2007 Yearly	FY2008 Yearly	FY2008 Variance	FY2009 Yearly Pros.
Gross Trading Profit	1.0	1.0	(+0.0)	-
Adjusted Operating Profit	-0.3	-0.4	(-0.1)	-
Equity in earnings (losses) of affiliated companies	17.4	13.9	(-3.5)	
Core Earnings	16.4	12.9	(-3.5)	-
Net Income	16.5	14.9	(-1.5)	5.0
Total Assets	105.1	89.9	(-15.2)	-



(billions of yen)
Segment Net Income
20
15
10
5
0
17.0
14.9
16.5
14.9
Prospect
5.0
FY05
FY06
FY07
FY08
FY09

< Overseas Corporate Subsidiaries & Branches >

Outline of FY2008 Results (changes from FY2007)

- Net income was pushed up by gross trading profit increased mainly in Marubeni America Corporation.

(billions of yen)	FY2007 Yearly	FY2008 Yearly	FY2008 Variance	FY2009 Yearly Pros.
Gross Trading Profit	103.0	110.5	(+7.5)	-
Adjusted Operating Profit	22.2	29.8	(+7.6)	-
Equity in earnings (losses) of affiliated companies	0.6	1.0	(+0.4)	
Core Earnings	18.4	27.4	(+9.0)	-
Net Income	7.0	16.3	(+9.3)	6.0
Total Assets	536.7	458.2	(-78.5)	-



(billions of yen)
Segment Net Income
20
15
10
5
0
4.0
6.8
7.0
16.3
Prospect
6.0
FY05
FY06
FY07
FY08
FY09

◇ References ◇

Reference① Worldwide Strategy of our Grain Trading Business

【Worldwide Marketing and Procurement Strategy】

Expand our sales channel in growing market such as Asia and Middle East based on **market oriented** strategy.

Increase trading volume by strengthening procurement function in North and South America, East Europe and Russia.
⇒Reduce transportation cost by making the most of "**time charter**".


Wheat, Barley, Corn and Soy Beans
North America
➢Expansion of export terminal and inland logistic facilities of CGII.
➢Tie-up with ADM, U.S. grain major.
East Europe / Russia
➢Acquisition of export bases
Wheat, Barley, Corn and Soy Beans
Columbia Grain International
(Owns and operates logistic facilities)
・Owns largest storage facilities among Japanese trading houses.
・Top share of grain import into Japan.
Asia (China)
➢Tie –up with SINOGRAIN Group, the largest grain reserve firm in China
➢ Expand off-shore trade through HEARTLAND INTERNATIONAL, an Asian grain trader.
Middle East
➢Develop new market
South America
➢Business expansion into inland of Brazil, with Terlogs .
➢Business tie-up with AMAGGI, a Brasilian grain originator / oil seed crusher.
Terlogs
(Operates export terminal)
Wheat, Barley, Corn and Soy Beans
: market
: production center
: Logistic Facilities

Reference② Overseas IPP

Marubeni CORPORATION

Overseas Asset Portfolio

AXIA Power (Marubeni 100%)
Holding Company of power assets (*Operated by AXIA)

Overseas IPP

- Long term, stable profits from asset portfolio dispersed in 21 countries.
- Partners are governments, state-owned enterprises, or A higher-rated companies, and exchange and fuel price risks are hedged by the partners on account of the sales contracts.
- Total power generation capacity 23,413MW(Marubeni's equity portion 6,896MW)
  ※as of March, 2009

*IPP : Independent Power Producer


TAWEELAH / UAE


ICHON
Korea (250MW)
YOSU
Korea (Steam only)
YOUNGDUK
Korea (40MW)
GANGWON
Korea (98MW)
SMARTESTENERGY
UK (1,276MW)
EVER POWER
Taiwan (960MW)
HSIN TAO
Taiwan (600MW)
MSE (Marubeni Sustainable Energy, Inc.)
8 assets in USA (74MW)
MARMARA EREGLISI
Turkey (480 MW)
TAPAL
Pakistan (126MW)
*SAN ROQUE
Philippines(345MW)
OAK CREEK
USA (35MW)
*RADES
Tunisia (471MW)
SUAL
Philippines (1,218MW)
*MIRAVALLES
Costa Rica (27MW)
RABIGH
Saudi Arabia (600MW)
*BANG BO
Thailand (350MW)
ILIJAN
Philippines(1,251MW)
GBPC
Bahamas (151MW)
MESAIEED
Qatar (2,000 MW)
PPN
India (347MW)
PAGBILAO
Philippines(735MW)
JPS
Jamaica (621MW)
TAWEELAH B
UAE (2,000 MW)
SENOKO POWER
Singapore (3,300MW)
* MINDANAO I
Philippines(47MW)
CUC
Curacao(167MW)
*TAWEELAH A2
UAE (710 MW)
*CIREBON
Indonesia (660 MW)
* MINDANAO II
Philippines(48MW)
POWER GEN
Trinidad and Tobago (1,365MW)
*FUJAIRAH II
UAE (2,000 MW)
* MT ISA
Australia (32MW)
MILLMERRAN
Australia (840MW)
* DAANDINE
Australia (27MW)
* SMITHFIELD
Australia (162MW)

SEL(Smartest Energy) : Consolidation business in UK
MSE (Marubeni Sustainable Energy, Inc.) : Energy Supply Business with distributed generation facilities and biomass power plants in the U.S.A.

Reference③-1 Recently Announced Major Projects

Marubeni CORPORATION

TOPICS Additional Investment in Resource Pacific (Announced in October 2008)

- Marubeni Corporation and Marubeni Coal Pty Ltd (together "Marubeni") have agreed with Titan Holdings Finance Pty Limited ("Titan"), a wholly owned subsidiary of Xstrata Coal Pty Limited ("Xstrata Coal"), both of Australia, to increase Marubeni's shareholding in Resource Pacific Holdings Pty Limited ("RP") also of Australia, from the current 10.24% to 22.22%. This deal requires Marubeni to make a further investment of ¥13 billion in RP. RP will become Marubeni's affiliated company.
- RP has been producing high quality semi-soft coking coal from the Ravensworth Underground coal mine (formerly known as the Newpac coal mine) in the Hunter Valley, New South Wales, Australia since 2004.
- It expanded its annual production capacity up to 3 million tons by installing a longwall in January 2007 and has been ramping up operations since then.
- Through this further investment in RP and existing sales agency for Ravensworth Underground coal, Marubeni will secure the supply source of high quality semi-soft coking coal.



TOPICS New Acquisition of Copper Mine in Chile. (Announced in April 2008)

- Have entered into a definitive agreement with Antofagasta, one of the world leading copper producers, to acquire a 30% equity stake in both the Esperanza and El Tesoro Projects in Chile.
- Total reserves and resources of the Projects are estimated to exceed 1,900 mil tonnes. Marubeni is entitled to sell 210,000 tonnes of concentrates which will account for approx. 5% of Japanese copper imports.

<Esperanza>
Reserves : 480 Mil tonnes
Production : Approx. 700,000 tonnes/year(Concentrates)
Initial Production : 4Q of FY2010 (planned)
Life of Mine : FY2010~2025 (extendable up to 2049 along with planned development)

<El Tesoro>
Reserves : 127 Mil tonnes
Production : Approx.93,000 tonnes/year (Payable Copper)
Initial Production : FY2001 (in production)
Life of Mine : FY2001~2020



Reference③-2 Recently Announced Major Projects (continued)

Marubeni CORPORATION

TOPICS Comprehensive Collaboration with a Major Chinese National Grain Reserve Firm (Announced in April 2009)

- Marubeni Corporation (hereinafter called "Marubeni") has concluded a Letter of Intent with Sinograin Oil & Fats Corporation (hereinafter called "Sinograin Oils & Fats"), a subsidiary of Sinograin (China Grain Reserves Corporation) , China's largest grains reserve operations company, regarding comprehensive collaboration of the two parties.
- Marubeni has been seeking opportunities in China, where substantial growth can be expected both as a supplier and a consumer, as a part of its Foods strategy in the Distribution & Trading fields, which is positioned as a key strategic business field in "SG2009", our mid-term management plan.
- Marubeni aims to import four million tons per year of soybeans for crushing, which is about 10% of the total import to China. With the collaboration with Sinograin Oils & Fats, a member of the group playing a pivotal role in China's grains reserve program, and expanding its own crushing capacity, Marubeni will be able to integrate Sinograin's domestic logistics with its overseas procurement ability and supply one of the most competitive oilseeds, such as soybeans and canola, or oil products, such as soybean oil and palm oil, to the Chinese market.

<About Sinograin Oil & Fats and Sinograin Group >

- Sinograin Oil & Fats is a 100% subsidiary of Sinograin, China's largest grains reserve / oilseed crushing firm encompassing the whole of China, and engages in materials procurement, logistics control, processing, and sales all by itself. Sinograin Oils & Fats is undergoing construction of 6 crushing / refining facilities over China, which two are already operational.
- Expected crushing capacity of the six factories amount to 6 million tons, which is more than Japan's total crushing capacity. Also, Sinograin aggressively imports oil products from overseas, and with 0.7 million tons of soy oil and 0.2 million tons of palm oil, Sinograin itself imports 1.5 times as much oil as the whole of Japan.

TOPICS Investment in IPP Business in Taiwan (Announced in November, 2008)

- Marubeni has concluded the Share Purchase Agreement acquires 21.42% shares of Hsin Tao Power which is located in a north part in Taiwan, runs power sale for Taiwan Power Company (hereafter "TPC").
- Marubeni acquired 15.95% shares from China Development Industrial Bank (hereafter "CDIB"), 5.47% shares from others.
- The total purchase price is approx. US$ 77 million, and US$34 million has been funded by the syndicate loan from Taiwanese Lenders, lead arranged by CDIB.
- Hsin Tao Power owns and operates total 600MW LNG-fired combine cycle power plant.
- We expect steady operation and stable profit with having 25 years long term Power Purchase Agreement with TPC.



Reference④-1 Consolidated Net Profit/Loss of Major Group Companies

Marubeni CORPORATION

(unit : billions of yen)

Operating Segment	Company name	Subsidiary/ Affiliate	Equity portion	FY2007 actual	FY2008 actual	Variance	Description of business
Food	Marubeni Nisshin Feed Co., Ltd.	Subsidiary	60.0%	0.8	0.7	-0.0	Manufacture of compound feed
Food	Pacific Grain Terminal Ltd.	Subsidiary	78.4%	0.9	0.8	-0.1	Grain warehousing, stevedoring and transportation
Food	Marubeni Chikusan Corporation	Subsidiary	100.0%	1.1	1.4	0.3	Marketing of livestock, meats and processed products
Food	Columbia Grain International	Subsidiary	100.0%	3.8	7.2	3.4	Grain trading in U.S. and export markets
Food	Yamaboshiya Co., Ltd.	Subsidiary	77.6%	0.9	1.3	0.4	Wholesale of confectionary
Food	The Nisshin OilliO Group, Ltd. *	Affiliate	15.1%				Seed crushing and sales of edible oils, fine chemicals and healthy food products
Food	The Daiei, Inc. *	Affiliate	29.4%				Supermarket chain
Food	Tobu Store Co., Ltd. *	Affiliate	30.1%				Supermarket chain
Food	The Maruetsu, Inc. *	Affiliate	29.7%				Supermarket chain
Food	Toyo Sugar Refining Co., Ltd. *	Affiliate	39.3%				Sugar refining
Lifestyle	Marubeni Fashion Link, Ltd.	Subsidiary	100.0%	0.5	0.8	0.2	Wholesale of fabrics, textile products, and fashion accessories
Lifestyle	Marubeni Intex Co., Ltd	Subsidiary	100.0%	0.3	0.6	0.2	Wholesale of industrial and home interior-use ready-made textile goods and materials.
Forest Products	Marubeni Pulp & Paper Sales Co., Ltd.	Subsidiary	88.5%	0.6	0.0	-0.6	Wholesale of all types of paper
Forest Products	Koa Kogyo Co., Ltd.	Subsidiary	80.0%	0.0	0.9	0.8	Manufacture of corrugating medium and printing paper
Forest Products	Marubeni Building Materials Co., Ltd.	Subsidiary	100.0%	-1.3	0.4	1.7	Wholesale of wood products and construction materials
Forest Products	Fukuyama Paper Co., Ltd.	Subsidiary	55.0%	0.5	0.4	-0.1	Manufacture of corrugating medium and paper tube materials
Forest Products	MUSI Pulp Project	Subsidiary	TEL 85.1% MHP 60.0%	3.1	5.1	2.0	Afforestation, production and sales of pulp in Indonesia
Forest Products	Marusumi Paper Co., Ltd.	Affiliate	32.2%	0.1	0.1	0.1	Manufacture and sales of printing paper and pulp
Forest Products	WA Plantation Resources	Affiliate	50.0%	0.3	0.5	0.2	Wood chip production and plantation in Australia
Forest Products	Daishowa-Marubeni International	Affiliate	50.0%	1.4	-1.9	-3.3	Manufacture and sales of pulp in Canada

* Listed company : We are not able to mention the financial results of these listed companies.

Reference④-2 Consolidated Net Profit/Loss of Major Group Companies

Marubeni CORPORATION

(unit : billions of yen)

Operating Segment	Company name	Subsidiary/ Affiliate	Equity portion	FY2007 actual	FY2008 actual	Variance	Description of business
Chemicals	Marubeni Plax Corporation	Subsidiary	100.0%	0.5	-0.1	-0.6	Sales and foreign trade of plastic products and resin
Chemicals	Marubeni Chemix Corporation	Subsidiary	100.0%	0.6	0.3	-0.4	Sales and foreign trade of organic chemicals and specialty chemicals
Chemicals	Shen Hua Chemical	Affiliate	22.6%	-	1.0	-	Manufacture and sales of synthetic rubber
Chemicals	Dampier Salt	Affiliate	21.5%	0.2	1.2	1.0	Production and sale of salt and gypsum
Energy	Total of energy concession business		100.0%	19.3	27.0	7.6	Oil and gas development and production
Energy	Marubeni LNG International	Subsidiary	100.0%	11.7	18.0	6.3	Investment in the Qatargas LNG Project
Energy	MIECO	Subsidiary	100.0%	1.4	1.4	-0.1	Petroleum trading primarily in North America and the Pacific Rim
Energy	SHENZHEN SINO-BENNY	Affiliate	49.0%	0.7	0.5	-0.2	Import and sales of LPG in China
Metals & Mineral Resources	Marubeni Coal	Subsidiary	100.0%	2.4	16.1	13.7	Investment in coal business in Australia
Metals & Mineral Resources	Marubeni Aluminium Australia	Subsidiary	100.0%	1.1	1.7	0.6	Investment in aluminum business in Australia and sales of aluminum ingots
Metals & Mineral Resources	Marubeni LP Holding	Subsidiary	100.0%	14.4	5.6	-8.7	Investment in copper mines in Chile
Transportation Machinery	Marubeni Aviation Services	Subsidiary	100.0%	2.8	3.0	0.2	Investment in aircraft engine development programs and leasing of aircraft
Transportation Machinery	Marubeni Auto Investment (UK)	Subsidiary	100.0%	0.8	0.6	-0.2	Sales and service of vehicles
Transportation Machinery	Marubeni Komatsu	Subsidiary	100.0%	0.7	-0.5	-1.2	Import, sale and servicing of construction machinery
Transportation Machinery	Marubeni Maquinarias Mexico	Subsidiary	100.0%	0.0	-1.3	-1.4	Import, sale and servicing of construction machinery and other products manufactured by Komatsu Ltd.
Transportation Machinery	Marubeni Aerospace	Subsidiary	100.0%	0.5	0.4	-0.1	Sales and import of aircraft, and related machineries
Transportation Machinery	Hitachi Construction Machinery (Australia)	Affiliate	20.0%	1.1	0.8	-0.4	Sale and servicing of construction machinery in Australia
Power Projects & Infrastructure	Axia Power Holdings	Subsidiary	100.0%	8.0	7.3	-0.7	Holding company of overseas power assets
Power Projects & Infrastructure	Axia Taiwan Holdings	Subsidiary	100.0%	0.5	2.2	1.7	Power producer in Taiwan
Power Projects & Infrastructure	PPN Power	Affiliate	26.0%	0.7	0.3	-0.4	IPP in India
Power Projects & Infrastructure	TAPAL ENERGY	Affiliate	40.0%	0.6	0.5	-0.1	Sales of diesel-generated electricity produced in Pakistan
Power Projects & Infrastructure	Uni-Mar Enerji	Affiliate	33.3%	1.3	0.9	-0.4	IPP in Turkey

Reference④-3 Consolidated Net Profit/Loss of Major Group Companies

Marubeni CORPORATION

(unit : billions of yen)

Operating Segment	Company name	Subsidiary/ Affiliate	Equity portion	FY2007 actual	FY2008 actual	Variance	Description of business
Plant, Ship & Industrial Machinery	Midwest Railcar Corporation	Subsidiary	100.0%	0.5	0.5	-0.0	Carriage car leasing business in the States
Plant, Ship & Industrial Machinery	Marubeni Techno-Systems Corp.	Subsidiary	100.0%	0.3	0.6	0.3	Sale of machinery relating to media, food, beverage, packing, chemical and environmental equipment
Plant, Ship & Industrial Machinery	Ship related operations	Affiliate	50.0%	0.1	1.6	1.5	Ownership and navigation of ship
Real Estate Development	Shanghai House Property Dev.	Subsidiary	60.0%	0.9	0.4	-0.5	Housing development in Shanghai, China
Real Estate Development	Marubeni Community Co., Ltd.	Subsidiary	99.95%	-0.4	0.3	0.7	Property management of condominiums, office buildings and commercial complexes, etc.
Real Estate Development	Marubeni Real Estate Co., Ltd.	Subsidiary	100.0%	0.4	0.4	-0.1	Development and leasing of real estate
FT, LT, IT & Innovative Business	Marubeni Information Systems Co., Ltd. **	Subsidiary	100.0%	0.1	0.9	0.8	Operation and development of information and communication systems
FT, LT, IT & Innovative Business	Vectant	Subsidiary	99.98%	3.9	0.5	-3.4	Internet access service, ASP and iDC service provider
FT, LT, IT & Innovative Business	Global Access Ltd.	Subsidiary	99.95%	0.6	1.2	0.6	Providing international/domestic combined bandwidth via own fiber-optic cable
FT, LT, IT & Innovative Business	Marubeni Telecom Co., Ltd.	Subsidiary	100.0%	0.6	1.3	0.7	Sales of telecommunications services and equipment, IT solutions and mobile contents
FT, LT, IT & Innovative Business	Marubeni Safenet Co., Ltd.	Subsidiary	100.0%	0.5	0.5	0.0	Insurance agency
FT, LT, IT & Innovative Business	Marubeni Logistics Corporation	Subsidiary	100.0%	0.4	0.4	-0.0	Total logistics services
Iron & Steel Strategies and Coordination	Marubeni-Itochu Steel Inc.	Affiliate	50.0%	16.9	14.8	-2.1	Manufacture, processing, import, export and sales of steel products
Overseas corporate subsidiaries & branches	Marubeni America	Subsidiary	100.0%	6.1	11.7	5.5	Overseas corporate subsidiary in US
Overseas corporate subsidiaries & branches	Marubeni Europe	Subsidiary	100.0%	-0.5	0.8	1.3	Overseas corporate subsidiary in Europe

** Marubeni Information System has merged with Marubeni Solution as of October 2007. Therefore, the figure for FY2007 is the total of the two companies.

82-616

Marubeni
CORPORATION

AR/S
3-31-09

LISTED
COMPANY
AWARD
OF THE YEAR
東証上場会社表彰
Marubeni received
the Disclosure Award for 2007
from Tokyo Stock Exchange.

Dow Jones
Sustainability Indexes

Financial Results for FY2008

(April 1, 2008 – March 31, 2009)

May 11, 2009

Marubeni Corporation

(TSE Code: 8002)

**This document is an English translation of statements written initially in Japanese.*

The original in Japanese should be considered the primary version.

82-616

May 7, 2009
Marubeni Corporation

* This document is an English translation of a statement written initially in Japanese.
The original in Japanese should be considered the primary version.

Financial Results for FY2008 and Prospects for FY2009 (US GAAP Basis)

(Unit: billions of yen)

Operating Results	FY2008 Results	FY2007 Results	FY07/08 Variance	Variance in Percentage	Prospects for FY2009 (*2)	Variance from FY2008
Total volume of trading transactions (*1)	¥ 10,462.1	¥ 10,631.6	¥ -169.5	-2%	¥ 8,000.0	¥ -2,462.1
Gross trading profit	644.8	596.9	47.9	8%	505.0	-139.8
Selling, general and administrative expenses	-408.9	-393.4	-15.5	-	-378.0	30.9
Provision for doubtful accounts	-1.8	-3.4	1.6	-	-2.0	-0.2
Operating profit (*1)	234.1	200.2	33.9	17%	125.0	-109.1
Interest expense, net of interest income	-40.6	-43.3	2.7	-	-35.0	5.6
Dividends	27.7	23.6	4.1	-	15.0	-12.7
Gain (loss) on investment securities	-22.8	-7.5	-15.3	-	} -10.0	} 32.3
Gain (loss) on property and equipment	-13.6	-1.5	-12.1	-		
Other-net	-5.8	-11.1	5.2			
Equity in earnings (losses) of affiliated companies	22.0	55.7	-33.7	-	40.0	18.0
Income (loss) from continuing operations before income taxes	200.9	216.2	-15.3	-7%	135.0	-65.9
Provision (benefit) for income taxes	-80.9	-60.5	-20.4	-	-50.0	30.9
Minority interests in consolidated subsidiaries	-8.8	-8.4	-0.4	-	-5.0	3.8
Net income (loss)	111.2	147.2	-36.0	-24%	80.0	-31.2

(*1) For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice.
(*2) Under the prospects for FY2009, "Minority interests in consolidated subsidiaries" shows "noncontrolling interst" and "Net income" shows "Net income attributable to Marubeni's stockholders".

	FY2008 Results	FY2007 Results	FY07/08 Variance	Variance in Percentage	Prospects for FY2009	Variance from FY2008
Revenue (*3)	4,002.3	4,166.2	-163.9	-4%		

(*3) Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19.

	FY2008 Results	FY2007 Results	FY07/08 Variance	Variance in Percentage	Prospects for FY2009	Variance from FY2008
Adjusted operating profit (*4)	235.9	203.5	32.3	16%	127.0	-108.9
Core earnings (*5)	245.0	239.6	5.4	2%	147.0	-98.0

(*4) Adjusted operating profit = Gross trading profit + SGA expenses
(*5) Core earnings = Adjusted operating profit + Interest expense-net + Dividend income + Equity in earnings of affiliated companies

Financial Condition	March 31, 2009	March 31, 2008	Variance	Prospect for March 31, 2010 (*7)
Total assets	4,707.3	5,207.2	-499.9	-
(Current assets)	(2,328.8)	(2,607.9)	(-279.2)	-
(Fixed assets)	(2,378.6)	(2,599.3)	(-220.7)	-
Shareholders' equity	567.1	779.8	-212.6	approx. 730.0
Interest-bearing debt	2,533.8	2,442.3	91.5	-
Net interest bearing debt	1,911.6	2,002.0	-90.4	approx. 1,820.0
D/E ratio (*6)	3.37 x	2.57 x	+0.80 points	approx. 2.5 times

(*6) D/E ratio is calculated based on net interest-bearing debt.
(*7) Under the prospect for March 31, 2010, "Shareholders' equity" includes "noncontrolling interest".

Cash Flow	FY2008	FY2007
Cash flow from operating activities	343.6	235.3
Cash flow from investing activities	-387.1	-306.9
Free Cash Flows	-43.5	-71.6
Cash flow from financing activities	257.6	65.9
Effect of exchange rate changes	-42.5	-7.0
Changes in cash and cash equivalents	171.6	-12.7

Major Financial Indicators and Yearly Prospects	FY2008	FY2007	Variance	Prospects for FY2009
Foreign Exchange Rate (YEN/USD)	100.54	114.28	(Yen appreciation by 13.74 yen)	95
JPY TIBOR(%)	0.818	0.794	(rise by 0.024% points)	0.800
USD LIBOR(%)	2.423	4.786	(down by 2.363% points)	1.300
Oil (USD/Barrel) North Sea Brent	99	73	(rise by USD 26/barrel)	50
Copper (USD/MT) LME	6,952	7,126	(down by USD 174/MT)	4,400

* Figures for North Sea Brent oil and LME copper are the average of the actual prices for the twelve months from January to December.

Increase/Decrease in the Surplus/Deficit of Consolidated Companies	FY2008	FY2008 Domestic	FY2008 Overseas	FY2007	FY2007 Domestic	FY2007 Overseas	Variance	Variance Domestic	Variance Overseas
No. of profit making companies	327	124	203	362	137	225	-35	-13	-22
Surplus amount	198.7	45.7	153.0	168.0	50.0	118.1	30.7	-4.3	35.0
No. of loss making companies	113	42	71	87	33	54	26	9	17
Deficit amount	-56.1	-34.1	-22.0	-37.7	-10.7	-27.0	-18.4	-23.4	4.9
No. of companies, total	440	166	274	449	170	279	-9	-4	-5
Net Income (loss)	142.6	11.6	131.0	130.4	39.3	91.1	12.2	-27.7	39.9
Ratio of profit making companies	74.3%	74.7%	74.1%	80.6%	80.6%	80.6%	-6.3%	-5.9%	-6.6%

The forecast and prospects on this document are based upon available information and assumptions as of the announcement date, about uncertain factors which would influence upon future businesses.
Actual results might be influenced by various factors in the future.

Outline of Financial Results for FY2008

Highlights of FY2008 Financial Results

○ Net income for the period amounted to 111.2 billion yen, decreased by 36.0 billion yen or 24% year-on-year due to unprecedented economic crisis. It was a decline for the first time in 7 years since FY2001.

○ Gross trading profit for the period amounted to 644.8 billion yen, increased by 47.9 billion yen or 8% compared with the same period of the previous year.
Operating profit increased by 33.9 billion yen or 17% to 234.1 billion yen.
Although both gross trading profit and operating profit for the period renewed our records, income from continuing operations before income taxes decreased by 15.3 billion yen or 7% to 200.9 billion yen, due to appraisal loss on investment securities, property and equipment and the one included in equity in earnings.

○ Adjusted operating profit increased by 32.3 billion yen or 16% to 235.9 billion yen, which renewed our record. Meanwhile, core earnings rose only 5.4 billion yen or 2% to 245.0 billion yen, impeded by appraisal loss on investments in affiliated companies.

○ Shareholders' equity decreased by 212.6 billion yen to 567.1 billion yen despite increase in retained earnings. This is because of increase in accumulated other comprehensive loss-net in accordance with sharp appreciation of the yen and the declines in stock prices.

○ Net interest-bearing debt was 1,911.6 billion yen, with a decrease by 90.4 billion yen year-on-year. D/E ratio was 3.37 times.

Main Items

1) **Total volume of trading transactions ... 10,462.1 billion yen**
Total trading transactions decreased by 169.5 billion yen year-on-year. (Effect of yen appreciation is -670.0 billion yen.)
By segment, decrease was recorded in Energy (-147.5 billion yen), Overseas corporate subsidiaries & branches (-98.0 billion yen) , Lifestyle (-97.3 billion yen) and Chemicals (-93.8 billion yen).
In contrast, major increase was recorded in Food (+209.0 billion yen) and Power project & Infrastructure (+119.3 billion yen).

2) **Gross trading profit ... 644.8 billion yen**
Year-on-year growth was 47.9 billion yen. Please see the chart below for segmental figures.

3) **Selling, general, and administrative expenses ... -408.9 billion yen**
Year-on-year increase was 15.5 billion yen, owing mainly to personnel expenses.

4) **Provision for doubtful accounts ... -1.8 billion yen**
This item improved by 1.6 billion yen, in accordance with collection of receivables.

5) **Interest expense, net of interest income ... -40.6 billion yen**
This item improved by 2.7 billion yen year on year due to lower USD interest rates.

6) **Dividends ... 27.7 billion yen**
Year-on-year increase of 4.1 billion yen due to energy business.

7) **Gain (Loss) on investment securities ... -22.8 billion yen**
・Gain (Loss) on sales of investment securities 24.4 billion yen (+ 0.7 billion yen year-on-year)
・Valuation loss on investment securities -47.2 billion yen (-16.0 billion yen year-on-year)
Despite the increase in gain on sales of investment securities, the appraisal losses on listed stocks diminished the net gain by -15.3 billion yen compared with the same period the previous year.

8) **Gain (Loss) on property and equipment ... -13.6 billion yen**
・Gain on sale of property and equipment 1.8 billion yen (-3.8 billion yen year-on year)
・Loss on sale /Valuation loss of property and equipment -15.4 billion yen (-8.4 billion yen year-on-year)
The net gain/loss slipped by -12.1 billion yen year-on-year.

9) **Other-net ... -5.8 billion yen**
This item improved by 5.2 billion yen year-on-year, because of loss on financial investments posted in the previous year.

10) **Equity in earnings (losses) of affiliated companies ... 22.0 billion yen**
This item decreased by 33.7 billion yen year-on-year, due to appraisal loss on investment in an affiliated retailer (-24.6 billion yen) or others.
The rough breakdown of 22.0 billion yen is as follows.

Marubeni-Itochu Steel Inc.	14.8 billion yen	(-2.1billion yen year-on-year)
Copper business in Chile	6.3 billion yen	(-7.9 billion yen year-on-year)

(Unit: billions of yen)

Operating Segments	Gross trading profit FY08	Gross trading profit FY07	Gross trading profit Variance	Net income (loss) FY08	Net income (loss) FY07	Net income (loss) Variance	Main reasons for increase/decrease
Food	113.7	90.0	23.7	-19.4	10.4	-29.8	A group firm which became a subsidiary during FY2007 pushed up gross trading profit for this term, along with the earnings from grain trade. Net income showed a heavy loss due to appraisal losses on an affiliated company and other listed stocks, notwithstanding.
Lifestyle	32.3	35.7	-3.4	4.0	4.1	-	Despite profit increase in natural rubber trade, gross trading profit declined due to shrinkage of profit in apparel products and textile materials. Net profit for the period stayed at the same level as the previous fiscal year due to cost control.
Forest Products	42.7	45.3	-2.5	6.2	9.7	-3.5	Less profit in MUSI Pulp business, printing paper and chip business pushéd down the gross trading profit. Net income decreased accordingly and due to the decline in equity in earnings from overseas pulp processing business.
Chemicals	30.1	30.8	-0.7	5.2	5.6	-0.4	Gross trading profit decreased due to smaller sales in synthetic resin and others. Less gross trading profit, less dividends received, and appraisal loss on listed stocks caused the decrease in net income, in spite of increase in equity in earnings.
Energy	92.4	89.3	3.1	52.0	38.9	13.2	Gross trading profit increased mainly in concession business, despite a negative impact of a subsidiary changed to be an affiliate (a LPG importer and distributor). Net income was pushed up by gains on marketable securities and higher dividends received, along with increased gross trading profit.
Metals & Mineral Resources	34.2	19.1	15.2	21.6	22.2	-0.6	Gross trading profit for this segment rose due to steel material trade. Net income fell due to decrease in equity in earnings caused by declining prices in non-ferrous and light metal.
Transportation Machinery	46.8	51.1	-4.3	4.4	14.1	-9.7	Gross trading profit decreased due to less profit in construction machinery related business. Loss on listed stocks, income shrinkage in equity in earnings and eased tax burden in the previous fiscal year caused net income decrease for this period.
Power Projects & Infrastructure	50.1	40.5	9.7	11.5	11.5	-	Gross trading profit increased with contribution from Caribbean vertically integrated power project, which was consolidated as a subsidiary duting FY2007. Net income for this segment decreased due to downturn in interest expense-net and in minority interests in consolidated subsidiaries.
Plant, Ship & Industrial Machinery	25.2	25.9	-0.8	7.1	5.5	1.7	Gross trading profit decreased along with profit decline in domestic group firms. In contrast, reversal of the provision for doubtful account and increased equity in earnings from ship-related business pushed up the segmental net income.
Real Estate Development	23.0	32.4	-9.4	-3.7	2.6	-6.3	Gross trading profit decreased due to appraisal loss on real estate for sale. Segmental net income fell into negative (net loss) due to decreased gross trading profit and write-down of fixed assets.
FT, LT, IT & Innovative Business	51.9	41.6	10.3	3.4	-1.9	5.3	Gross trading profit increased owing to a PC wholesale group firm which became a subsidiary at the end of the 2nd quarter of FY2007 and profit increase in other domestic IT related subsidiaries. Net income increased year-on-year due to loss on fund management posted in the previous year.
Iron & Steel Strategies and Coordination	1.0	1.0	-	14.9	16.5	-1.5	Net income for the period decreased due to less equity in earnings.
Overseas corporate subsidiaries & branches	110.5	103.0	7.5	16.3	7.0	9.3	Net income was pushed up by gross trading profit increased mainly in Marubeni America Corporation.
Corporate & elimination	-9.2	-8.7	-0.5	-12.5	1.2	-13.7	This segment ended up in a deficit because of appraisal loss on listed stocks.
Consolidated	644.8	596.9	47.9	111.2	147.2	-36.0	

(Note) In April 2008, Marubeni made some changes in its business segmentation.
"Textile" and "Forest Products & General Merchandise" were reorganized into "Lifestyle" and "Forest Products".
"Transportation & Industrial Machinery","Power Project" and "Plant, Ship & Infrastructure" were reorganized into "Transportation Machinery", "Power Projects & Infrastructure" and "Plant, Ship & Industrial Machinery".
"Information & Communication" and "Finance, Logistics & New Business" were integrated into "FT, LT, IT & Innovative Business".
"Domestic Branches and Offices" which used to be included in "Corporate & Elimination" was distributed into each product segment.
Segmental information for FY2007 has been altered accordingly.

Outline of FY2009 Prospects

○In consideration of the global economic growth which is assumed to be the lowest level in the postwar period, the yearly prospect for net income for FY2009 has been set at 80.0 billion yen, approximately 30.0 billion yen less than FY2008 result of 111.2 billion yen.

○ Yearly cash dividend for FY2009 is planned to be 7 yen per share (3.5 yen per share of interim dividend inclusive).
This is due to our dividend payout ratio of approximately 15% to consolidated net income, 80.0 billion yen for FY2009 prospect.

82-616

Financial Results for FY2008

May 11, 2009

Marubeni Corporation

(TSE Code: 8002)

LISTED COMPANY AWARD OF THE YEAR
東証上場会社表彰
Marubeni received the Disclosure Award for 2007 from Tokyo Stock Exchange.

Dow Jones Sustainability Indexes

This document is an English translation of a statement written initially in Japanese. The original in Japanese should be considered the primary version.

DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS ABOUT THE PERFORMANCE OF MARUBENI AND ITS GROUP COMPANIES, BASED ON MANAGEMENT'S ASSUMPTIONS IN LIGHT OF CURRENT INFORMATION. THE FOLLOWING FACTORS MAY THEREFORE INFLUENCE ACTUAL RESULTS. THESE FACTORS INCLUDE CONSUMER TRENDS IN JAPAN AND IN MAJOR GLOBAL MARKETS, PRIVATE CAPITAL EXPENDITURES, CURRENCY FLUCTUATIONS, NOTABLY AGAINST THE U.S. DOLLAR, MATERIALS PRICES, AND POLITICAL TURMOIL IN CERTAIN COUNTRIES AND REGIONS.

Fulfillment of Constant Growth

Strong Global Economy **High Commodity Prices**

"Global recession, downturn and falloff in demand" triggered by financial crisis and credit crunch

+

End of unipolar world led by the United States / Structural changes in the market and the industry as seen in the rise of China and other emerging countries

Rapid change of Business Environment
(Global Recession / Downturn in Commodity and Stock Markets / Progressive Appreciation of the Yen)

2. FY2009 Financial Highlights

Marubeni CORPORATION

(billions of yen)

	FY2007 Actual	FY2008 Initial Prospects	FY2008 Actual	FY2009 Prospects	SG2009 Initial Targets	SG2009 Revised Targets
Consolidated Net Income	147.2	165.0	111.2	80.0	2-year total 350.0	2-year total more than 190.0
Adjusted Operating Profit	203.5	225.0	235.9	127.0	—	—
Core Earnings	239.6	265.0	(※) 245.0	147.0	—	—
Total Assets	5,207.2	—	4,707.3	—	—	—
Net Interest-bearing Debt	2,002.0	—	1,911.6	Approx. 1,820.0	—	—
Shareholders' Equity	779.8	—	567.1	Approx. 730.0	more than 1 trillion	Approx. 730.0
Risk Assets	708.3	—	673.7	—	within the range of shareholders' equity	within the range of shareholders' equity
ROA	2.92%	—	2.24%	—	more than 3%	Approx. 2%
ROE	19.31%	—	16.51%	Approx. 12%	Approx. 18%	Approx. 12%
Net D/E Ratio	2.57times	—	3.37times	Approx. 2.5times	2.0 to 2.5 times	Approx. 2.5 times

※ excluding appraisal loss on Daiei share : 269.6

3. Trends in Commodities and Demands

Marubeni CORPORATION

(1) Commodities	unit	period	① FY07 actual	② FY08 initial prospects	Variance (③−②)	③ FY08 actual	Variance (③−①)	④ FY09 initial prospects	Variance (④−③)	latest (as of May 5, 2009, except for *)	
Crude Oil (North Sea Brent)	USD/ton	Jan.- Dec.	73	85	+14	99	+26	50	-49	54	
Copper (LME)	USD/ton	Jan.- Dec.	7,126	7,000	-48	6,952	-174	4,400	-2,552	4,640	
Aluminum (LME)	USD/ton	Jan.- Dec.	2,639	3,000	-429	2,571	-68	1,594	-977	1,479	
Coking Coal	USD/ton	Apr. - Mar.	98	280	+20	300	+202	129	-171	129	
Thermal Coal	USD/ton	Apr. - Mar.	55	120	+5	125	+70	70	-55	70	
Pulp (LBKP / FOB basis)	USD/ton	Jan.- Dec.	538	582	+31	613	+75	445	-168	* 335	(at the end of March 2009)
Wheat (Chicago)	USD/bushel	Apr. - Mar.	7.76	7.60	-0.79	6.81	-0.95	7.62	+0.81	5.42	
Corn (Chicago)	USD/bushel	Apr. - Mar.	4.04	5.80	-0.87	4.93	+0.89	5.33	+0.40	3.99	
Soybean (Chicago)	USD/bushel	Apr. - Mar.	10.08	12.00	-0.53	11.47	+1.39	12.24	+0.77	11.16	
Baltic Dry Index	point	Apr. - Mar.	7,758	-	-	4,949	-2,809	-	-	1,897	
Nikkei Stock Average (term-end)	yen	-	12,525	-	-	8,109	-4,416	8,110	+1	* 8,977	(as of March 1, 2009)
USD/JPY	yen	Apr. - Mar.	114.28	100.00	+0.54	100.54	-13.74	95.00	-5.54	99.09	

(2) Demands	unit	period	① FY07 actual	② FY08 prospects	Variance (③−②) %	③ FY08 actual	Variance (③−①) %	④ FY09 Prospects	Variance (④−③) %	
Crude Steel Production (global)	million ton	Jan.- Dec.	1,345	-	-	1,330	-1.2%	1,109	-16.6%	Source: World Steel Association
Crude Steel Production (Japan)	million ton	Jan.- Dec.	120	-	-	119	-1.2%	89	-25.2%	
Condominium Supply (Tokyo metropolitan area)	housing unit	Jan.- Dec.	61,021	-	-	43,733	-28.3%	47,000	+7.5%	Source: Real Estate Economic Institute
Condominium Supply (Kinki Region)	housing unit	Jan.- Dec.	30,219	-	-	22,744	-24.7%	25,000	+9.9%	

4. Net Income

Marubeni CORPORATION

<FY2008 Result>

✓ -24% year-on-year (decline in the first time in the last 7 years)

✓ Amid the unpredictable economic situation, Marubeni fairly made impairment and acknowledged appraisal losses on its assets in the 4th quarter of FY2008, to alleviate concerns for FY2009.

<FY2009 Prospect>

✓ 80.0 billion yen for consolidated net income for FY2009

<Revision of SG2009 Net Income Target>

Original: 350.0 billion yen / total of two years of the plan

⇒ **Revised: more than 190.0 billion yen**



(billions of yen)
180
150
120
90
60
30
0
-30
-60
34.6
41.2
73.8
119.3
147.2
1Q-3Q actual
150.0
-36.0
billion yen
(-24%)
Yearly, actual
111.2
-38.8
4Q actual
-31.2
billion yen
(-28%)
80.0
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008
FY2009 Pros.
"V"PLAN
"G"PLAN
SG2009

	FY2003	FY2004	FY2005	FY2006	FY2007	FY2008	FY2009 Pros.
<Dividends per share>	*JPY 3.0*	*JPY 4.0*	*JPY 7.0*	*JPY 10.0*	*JPY 13.0*	*JPY 10.0 (plan)*	*JPY 7.0 (plan)*
(interim dividend - inclusive)			*(JPY 2.0)*	*(JPY 3.5)*	*(JPY 6.0)*	*(JPY 7.0)*	*(JPY 3.5)(plan)*

5. Adjusted Operating Profit (AOP) & Core Earnings (CE)

Marubeni CORPORATION

<FY2008 Result>
- ✓ AOP: Record high for the 4th consecutive years.
  CE: Record high for the 5th consecutive years.
- ✓ Core earnings excluding one-time factor of impairment on investment in Daiei, Inc. (-24.6 billion yen) shows a substantial increase by +13% year-on-year.

<FY2009 Prospect>
- ✓ Although profit decrease is predicted for FY2009 because of downturn in the global economy or drop of resource prices, high earnings power will be still maintained mainly in non-resource fields.



(billions of yen)
300
250
200
150
100
50
0
Adjusted Operating Profit
Core Earnings
excluding one-time loss on Daiei shares. (-24.6 billion yen)
269.6
+13%
+16%
80.2
80.0
95.0
109.9
151.8
171.3
165.9
202.1
203.5
239.6
235.9
245.0
127.0
147.0
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008
FY2009 Pros.
"V"PLAN
"G"PLAN
SG2009

Adjusted Operating Profit = Gross Trading Profit + SGA expenses (excluding restructuring costs up to FY2006 or prior.)
Core Earnings = Adjusted Operating Profit + Interest expense-net + Dividend income + Equity in earnings of affiliated companies

6. Earnings Structure of Net Income

Marubeni CORPORATION

- ✓ The proportion of income from Resources & Energy for FY2008 increased temporarily due to high resource prices pushing up the profit in resource field as well as to a large-scaled write-down in non-resources field.
- ✓ In FY2009, Resources & Energy ratio in net income will decrease due to lower resource prices.



(billions of yen)
150
100
50
0
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
Resources & Energy
Others
Resources & Energy Ratio
42%
62%
58%
47%
41%
66%
24%
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008
FY2009 Pros.
"V"PLAN
"G"PLAN
SG2009

7. Earnings Structure of Core Earnings



(billions of yen)
300
250
200
150
100
50
0
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
Resources & Energy
Others
Resources & Energy Ratio
21%
34%
39%
41%
35%
41%
20%
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008
FY2009 Pros.
"V"PLAN
"G"PLAN
SG2009

※Core earnings for FY2008 is calculated excluding appraisal loss on Daiei shares.

8. Earnings Structure & Business Portfolio

Marubeni CORPORATION


FY2007 actual
FY2008 actual
FY2009 Prospects
Net Income
Overseas
Consumer Products
5%
*
1%
10%
Resources
41%
FY2007 actual
JPY 147.2 bn
Materials
22%
21%
Machinery
Overseas
*
-12%
15%
Consumer Products
-14%
FY2008 actual
JPY 111.2 bn
Resources
66%
Materials
24%
21%
Machinery
Overseas
*
8%
1%
Resources
24%
Consumer Products
26%
FY2009 prospects
JPY 80.0 bn
Machinery
23%
Materials
18%
Resources 41%/ Non-Resources** 58%
Resources 66%/ Non-Resources** 46%
Resources 24%/ Non-Resources** 75%
Total Assets
Overseas
10%
*
4%
Resources
19%
Consumer Products
27%
Mar. 2008 actual
JPY 5,207.2 bn
Machinery
25%
Materials
15%
Overseas
10%
*
7%
Resources
19%
Consumer Products
28%
Mar. 2009 actual
JPY 4,707.3 bn
Machinery
22%
Materials
14%
Overseas
10%
*
5%
Resources
20%
Consumer Products
30%
Mar. 2010 Prospects
Machinery
20%
Materials
15%

*) Corporate & Eliminations, etc.

**) Non-resources represents total of Machinery, Materials, Consumer Products, and Overseas Corporate Subsidiaries.

9. Total Assets and ROA

Marubeni CORPORATION

<Revision of SG2009 Target (ROA)>

Original : above 3% ⇒ **Revised : approx. 2%**



(billions of yen)
(%)
Total Assets (left axis)
ROA (right axis)
5,000
4,000
3,000
2,000
5.0
4.0
3.0
2.0
1.0
0.0
4,254.2
4,208.0
4,587.1
4,873.3
5,207.2
4,707.3
0.81 %
0.97 %
1.68 %
2.52 %
2.92 %
2.24 %
approx. 2%
Mar. 2004
Mar. 2005
Mar. 2006
Mar. 2007
Mar. 2008
Mar. 2009
Mar. 2010 Pros.
"V"PLAN
"G"PLAN
SG2009

- ✓ ROA slipped down to 2.24% for FY2008, due to transitory losses.
- ✓ ROA prospect for FY2009 shows a slight downtick. Marubeni, however, will aim to improve the indicator through "selection & concentration" of assets and businesses, as well as initiation of profit contribution from prime investments.

10. Shareholders' Equity and Net D/E Ratio

Marubeni CORPORATION

- ✓ Net D/E ratio for March 31, 2009 rose to 3.37 times, due to decrease in shareholders' equity caused by yen appreciation and lower stock prices.
- ✓ Net D/E ratio is targeted to be approximately 2.5 times by the end of March 2010, through improvement of financial structure such as decrease of interest-bearing debt and strengthening of shareholders' equity with profit retaining.



(billions of yen)
(times)
2,500
2,000
1,500
1,000
500
0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
<Revision of SG2009 Target (Net D/E ratio)>
Original : 2.0 to 2.5 x ⇒ revised: approx. 2.5x
5.01times
1,969.3
393.0
4.12times
1,823.9
443.2
2.83times
1,876.4
663.8
2.47times
1,843.4
745.5
2.57times
2,002.0
779.8
3.37times
1,911.6
567.1
approx. 1,820.0
approx. 730.0
Net D/E ratio : approx. 2.5 times
Shareholders' equity (left axis)
Net interest-bearing debt (left axis)
Net D/E ratio (right axis)
Mar. 2004
Mar. 2005
Mar. 2006)
Mar. 2007
Mar. 2008
Mar. 2009
Mar. 2010 Pros.
"V"PLAN
"G"PLAN
SG2009

* Under the prospect for March 31, 2010, "Shareholders' equity" includes "noncontrolling interest".

11. Cash Flows

Marubeni CORPORATION



(billions of yen)
Net cash provided by investing activities
Net cash provided by operating activities
350
250
150
50
-50
-150
259.5
58.0
201.6
219.9
46.0
173.8
133.4
-193.8
-60.4
152.1
-135.1
16.9
235.3
-306.9
-71.6
343.6
-387.1
-43.5
Positive cash flow
Free C/F
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008
FY2009 Pros.
"V"PLAN
"G"PLAN
SG2009

✓ Aiming to achieve approximately 2.5 times of net D/E ratio at the end of FY2009, Marubeni will enhance cash flow management and attain positive cash flow in FY2009.

12. Shareholders' Equity and Net Risk Asset

Marubeni CORPORATION



(billions of yen)
"V"PLAN
"G"PLAN
SG2009
900
800
700
600
500
400
300
200
100
0
625.6
393.0
584.7
443.2
663.8
572.6
745.5
642.5
779.8
708.3
673.7
567.1
approx. 730.0
Net risk asset
Shareholders' equity

- ✓ Net risk asset exceeded shareholders' equity at the end of FY2008, due to decrease of shareholders' equity.
- ✓ There's no alteration to our risk management policy that net risk asset should be controlled within the amount of shareholders' equity. Through selection and concentration of our asset portfolio and businesses, we will promptly keep net risk asset within shareholders' equity.

	Mar. 2004	Mar. 2005	Mar. 2006	Mar. 2007	Mar. 2008	Mar. 2009	Mar. 2010 Pros.
■ Shareholders' equity ①	393.0	443.2	663.8	745.5	779.8	567.1	approx. 730.0
□ Net risk asset ②	625.6	584.7	572.6	642.5	708.3	673.7	-
Risk buffer (①-②)	-232.6	-141.5	91.2	103.0	71.5	-106.6	

* Under the prospect for March 31, 2010, "Shareholders' equity" includes "noncontrolling interest".

13. Revision of SG2009 Targets

Marubeni CORPORATION

Quantitative Targets

Quantitative Targets	March 2010 SG2009 (Original)	March 2010 SG2009 (Revised) (*)	(for reference) March 2009 FY2008 Yearly actual
Consolidated Net Income (2-year total)	350.0 Billion Yen	More than 190.0 billion yen (Pros. for FY2009 : 80.0 billion yen)	111.2 billion yen
Consolidated Net D/E Ratio	2.00～2.50 x	around 2.5 times	3.37 times
Risk Assets	Less than Total Shareholders' Equity	Less than Total Shareholders' Equity	673.7 billion yen (Shareholders' Equity 567.1 billion yen)
ROA	More than 3%	Approx. 2 %	2.24 %

Levels of Shareholders' Equity and ROE on the condition of achievement of the above targets.

	SG2009 (Original)	SG2009 (Revised) (*)	FY2008 Yearly actual
Shareholders' Equity	More than 1 trillion yen	Approx. 730.0 billion yen	567.1 billion yen
ROE	Approx. 18%	Approx. 12 %	16.51 %

* Under the revised targets, "Shareholders' equity" includes "noncontrolling interest".

14. New Investments

Marubeni CORPORATION

SG2009 Target Investment Plan (2-year total) : ¥600.0 billion		Allocation Plan Share	FY2008 actual Amount	Major Projects	FY2009 Target
Fields in which the Group will accumulate assets by cocentrating fund allocation from the medium and long-term perspectives	Energy & Natual Resources Overseas I(W)PP	50%	¥ 250.0 bn	(Copper) Esperanza / El Tesoro Copper Mine (Chile) (Coal) Resource Pacific (Overseas IPP) Senoko (Singapore), Shin-Tao (R.O.C.)	
Fields in which the Group will expand and develop its solid earnings base through value chain development	Distribution & Trading	30-40%	¥ 55.0 bn	(Grain) Acquisition of assets by CGI, a subsidiary in North America (Distribution) Functional subsidiaries of Aeon (Gas/Electricity) APA (Australia)	
Fields in which the Group will target the creation of new business models	Environment, Financial Services & Innovative Business	10-20%	¥ 15.0 bn	(Call Center) Telemarketing Japan, Inc. (Traffic) Trailer-leasing business (Australia)	
Total		100%	¥ 320.0 bn		Approx. ¥ 100.0 bn

✓ New investment and lending for FY2009 will be strictly selected as Marubeni prioritizes improvement of financial structure, not sticking to the original target of SG2009 (2-year total : 600.0 billion yen).

15. Dividends

Marubeni CORPORATION

- ✓ Marubeni has a principle to determine dividend aiming for consolidated payout ratio around 15%, based on the principle of linking dividend to the company's business results for each term.
- ✓ Yearly dividend for FY2008 is planned to be JPY 10 per share - interim : JPY 7 (paid), year-end : JPY 3 (planned). This is based on FY2008 consolidated net income of 111.2 billion yen.
- ✓ Yearly dividend for FY2009 is planned to be JPY 7 per share (interim JPY 3.5 inclusive), based on the consolidated net income prospect of 80.0 billion yen.



(billions of yen)
(yen)
180
150
120
90
60
30
0
14
12
10
8
6
4
2
0
Consolidated net income (yearly)
Dividend (yearly)
3
4
7
10
13
10 (plan)
7 (plan)
34.6
41.2
73.8
119.3
147.2
111.2
80.0
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008
FY2009 Pros.
"V"PLAN
"G"PLAN
SG2009

16. Net Income by Segment



(billions of yen)
Left :FY2007 Yearly actual
Middle :FY2008 Yearly actual
Right :FY2009 Yearly prospects
Food 10.4 -19.4 15.0
Lifestyle 4.1 4.0 3.5
Forest Products 9.7 6.2 4.0
Chemicals 5.6 5.2 5.5
Energy 38.9 52.0 12.5
Metals & Mineral Resources 22.2 21.6 7.0
Transportation Machinery 14.1 4.4 2.0
Power Projects & Infrastructure 11.5 11.5 13.0
Plant, Ship & Industrial Machinery 5.5 7.1 3.5
Real Estate Development 2.6 -3.7 -1.0
FT, LT, IT & Innovative Business (note) -1.9 3.4 3.5
Iron & Steel Strategies and Coordination Dept. 16.5 14.9 5.0
Overseas Corporate Subsidiaries 7.0 16.3 6.0

FY2009 Assumptions of the Yearly Prospects and Price Sensitivity

①Foreign Exchange Rate 95 YEN/USD
1YEN/USD fluctuation raises or lowers consolidated net income by approx.300-400mil yen. (on yearly basis)

②Oil (North Sea Brent) USD 50/Barrel
USD1/Barrel fluctuation raises or lowers consolidated net income by approx. 300 mil yen. (on yearly basis)

③Copper USD 4,400/MT
USD100/MT fluctuation raises or lowers consolidated net income by approx. 300 mil yen. (on yearly basis)

(note) As of April 1, 2009, Marubeni renamed this segment "Finance, Logistics & IT Business".

Reference① Worldwide Strategy of our Grain Trading Business

Marubeni CORPORATION

【Worldwide Marketing and Procurement Strategy】

Expand our sales channel in growing market such as Asia and Middle East based on **market oriented** strategy.

Increase trading volume by strengthening procurement function in North and South America, East Europe and Russia.
⇒Reduce transportation cost by making the most of "**time charter**".



Wheat, Barley, Corn and Soy Beans
North America
➢Expansion of export terminal and inland logistic facilities of CGII.
➢Tie-up with ADM, U.S. grain major.
East Europe / Russia
➢Acquisition of export bases
Wheat, Barley, Corn and Soy Beans
Columbia Grain International
(Owns and operates logistic facilities)
• Owns largest storage facilities among Japanese trading houses.
• Top share of grain import into Japan.
Asia (China)
➢Tie –up with SINOGRAIN Group, the largest grain reserve firm in China
➢ Expand off-shore trade through HEARTLAND INTERNATIONAL, an Asian grain trader.
Middle East
➢Develop new market
South America
➢Business expansion into inland of Brazil, with Terlogs .
➢Business tie-up with AMAGGI, a Brasilian grain originator / oil seed crusher.
Terlogs
(Operates export terminal)
:market
:production center
:Logistic Facilities
Wheat, Barley, Corn and Soy Beans

Reference② Overseas IPP

Marubeni CORPORATION

Overseas Asset Portfolio

AXIA Power (Marubeni 100%)
Holding Company of power assets (＊Operated by AXIA)



ICHON
Korea (250MW)
YOSU
Korea (Steam only)
YOUNGDUK
Korea (40MW)
GANGWON
Korea (98MW)
SMARTESTENERGY
UK (1,276MW)
MARMARA EREGLISI
Turkey (480 MW)
MSE (Marubeni Sustainable Energy, Inc.)
8 assets in USA (74MW)
OAK CREEK
USA (35MW)
＊RADES
Tunisia (471MW)
TAPAL
Pakistan (126MW)
EVER POWER
Taiwan (960MW)
HSIN TAO
Taiwan (600MW)
＊SAN ROQUE
Philippines(345MW)
SUAL
Philippines (1,218MW)
ILIJAN
Philippines(1,251MW)
PAGBILAO
Philippines(735MW)
＊MINDANAO I
Philippines(47MW)
＊MINDANAO II
Philippines(48MW)
＊MIRAVALLES
Costa Rica (27MW)
GBPC
Bahamas (151MW)
JPS
Jamaica (621MW)
CUC
Curacao(167MW)
POWER GEN
Trinidad and Tobago (1,365MW)
RABIGH
Saudi Arabia (600MW)
MESAIEED
Qatar (2,000 MW)
TAWEELAH B
UAE (2,000 MW)
＊TAWEELAH A2
UAE (710 MW)
＊FUJAIRAH II
UAE (2,000 MW)
＊BANG BO
Thailand (350MW)
PPN
India (347MW)
SENOKO POWER
Singapore (3,300MW)
＊CIREBON
Indonesia (660 MW)
＊ MT ISA
Australia (32MW)
＊ DAANDINE
Australia (27MW)
MILLMERRAN
Australia (840MW)
＊ SMITHFIELD
Australia (162MW)
SEL(Smartest Energy) : Consolidation business in UK
MSE (Marubeni Sustainable Energy, Inc.) : Energy Supply Business with distributed generation facilities and biomass power plants in the U.S.A.

Overseas IPP

- Long term, stable profits from asset portfolio dispersed in 21 countries.
- Partners are governments, state-owned enterprises, or A higher-rated companies, and exchange and fuel price risks are hedged by the partners on account of the sales contracts.
- Total power generation capacity 23,413MW(Marubeni's equity portion 6,896MW)

※as of March, 2009

*IPP : Independent Power Producer



TAWEELAH / UAE

Reference③-1 Recently Announced Major Projects

Marubeni CORPORATION

TOPICS Comprehensive Collaboration with a Major Chinese National Grain Reserve Firm

(Announced in April 2009)

- Marubeni Corporation (hereinafter called "Marubeni") has concluded a Letter of Intent with Sinograin Oil & Fats Corporation (hereinafter called "Sinograin Oils & Fats"), a subsidiary of Sinograin (China Grain Reserves Corporation) , China's largest grains reserve operations company, **regarding comprehensive collaboration of the two parties.**
- Marubeni has been seeking opportunities in China, where substantial growth can be expected both as a supplier and a consumer, as a part of its Foods strategy in the Distribution & Trading fields, which is positioned as a key strategic business field in "SG2009", our mid-term management plan.
- Marubeni aims to import four million tons per year of soybeans for crushing, which is about 10% of the total import to China. With the collaboration with Sinograin Oils & Fats, a member of the group playing a pivotal role in China's grains reserve program, and expanding its own crushing capacity, Marubeni will be able to integrate Sinograin's domestic logistics with its overseas procurement ability and **supply one of the most competitive oilseeds, such as soybeans and canola, or oil products, such as soybean oil and palm oil, to the Chinese market.**

<About Sinograin Oil & Fats and Sinograin Group >

- Sinograin Oil & Fats is a 100% subsidiary of Sinograin, China's largest grains reserve / oilseed crushing firm encompassing the whole of China, and engages in materials procurement, logistics control, processing, and sales all by itself. Sinograin Oils & Fats is undergoing construction of 6 crushing / refining facilities over China, which two are already operational.
- Expected crushing capacity of the six factories amount to 6 million tons, which is more than Japan's total crushing capacity. Also, Sinograin aggressively imports oil products from overseas, and with 0.7 million tons of soy oil and 0.2 million tons of palm oil, Sinograin itself imports **1.5 times** as much oil as the whole of Japan.

TOPICS Comprehensive Collaboration Agreement with Amaggi,a Brazilian Grain Originator / Oilseed Crusher

(Announced in May, 2009)

- Marubeni *and Amaggi Exportação e Importação (hereinafter called "Amaggi") has concluded a Comprehensive Collaboration Agreement , and agreed to strengthen their cooperation in various fields.*
- *Amaggi has the ability to consolidate grains directly from farmers,* ***especially from their group-owned farms which grow non-gmo soybeans, where non-gmo crops are becoming increasingly difficult to originate.***
- *In this agreement, Amaggi and Marubeni have committed each other on the following terms:*

  - To jointly consolidate grains and oilseeds, including non-gmo soybeans, with a volume of up to ***1 million tons per year****, by the year 2010.*

  - To jointly market Brazilian grains and oilseeds into Asian nations, notably Japan.

  - To study joint investment into South American port facilities, especially in Brazil.

Reference③-2 Recently Announced Major Projects

Marubeni CORPORATION

TOPICS Additional Investment in Resource Pacific (Announced in October 2008)

- Marubeni Corporation and Marubeni Coal Pty Ltd (together "Marubeni") have agreed with Titan Holdings Finance Pty Limited ("Titan"), a wholly owned subsidiary of Xstrata Coal Pty Limited ("Xstrata Coal"), both of Australia, to increase Marubeni's shareholding in Resource Pacific Holdings Pty Limited ("RP") also of Australia, from the current 10.24% to **22.22%.** This deal requires Marubeni to make a further investment of ¥13 billion in RP. RP will become **Marubeni's affiliated company.**
- RP has been producing high quality semi-soft coking coal from the Ravensworth Underground coal mine (formerly known as the Newpac coal mine) in the Hunter Valley, New South Wales, Australia since 2004.
- It expanded its annual production capacity up to **3 million tons** by installing a longwall in January 2007 and has been ramping up operations since then.
- Through this further investment in RP and existing sales agency for Ravensworth Underground coal, Marubeni will secure the supply source of high quality semi-soft coking coal.



TOPICS Start of Production in Lake Vermont Coal Mine in Australia

- Production has started in Lake Vermont Coal Mine in Australia since February 2009.
- **High-quality low-ash and low-sulfur coking coal and PCI coal** produced in this mine is a stable source of supply to Japan, other Asian nations and to South America, etc.
- Marubeni's equity portion in coal production amounts to approximately 5.4 million ton per year (in full capacity) with this start of production in Lake Vermont and Ravenworth as stated in the left.

<Lake Vermont>

Location : Queensland, Australia
Reserve : 93.2 mil ton* / **Reserve in permitted mining area only.*
Approx. 160mil ton of additional reserve would be expected in other owned mining area.
Method : Open-pit mining
Production: Approx. 4 mil ton per year (in full capacity)
Equity portion: Marubeni 10% (combined with QCMM : 33.33%)
Sojitz 10%, AMCI 10%, QCMM 70%

Reference③-3 Recently Announced Major Projects

Marubeni CORPORATION

TOPICS *New Acquisition of Copper Mine in Chile.*
(Announced in April 2008)

- Have entered into a definitive agreement with Antofagasta, one of the world leading copper producers, to acquire a **30%** equity stake in both the Esperanza and El Tesoro Projects in Chile.
- Total reserves and resources of the Projects are estimated to exceed 1,900 mil tonnes. Marubeni is entitled to sell **210,000 tonnes** of concentrates which will account for **approx. 5% of Japanese copper imports**.

<Esperanza>
Reserves : 480 Mil tonnes
Production : Approx. 700,000 tonnes/year(Concentrates)
Initial Production : 4Q of FY2010 (planned)
Life of Mine : FY2010～2025 (extendable up to 2049 along with planned development)

<El Tesoro>
Reserves : 127 Mil tonnes
Production : Approx.93,000 tonnes/year (Payable Copper)
Initial Production : FY2001 (in production)
Life of Mine : FY2001～2020



Reference④ Number and Net Profits & Losses of Group Firms

Marubeni CORPORATION



Mar. 2004
Mar. 2005
Mar. 2006
Mar. 2007
Mar. 2008
Mar. 2009
Net Profit/Loss (billions of yen)
240
180
120
60
0
-60
Percentage of profitable companies (%)
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
Surplus amount
Deficit amount
Net Profit
Percentage of profitable companies
77.7%
80.4%
78.0%
79.6%
80.6%
74.3%
63.8
21.4
-42.4
92.7
47.2
-45.5
120.9
79.4
-41.5
142.4
115.7
-26.7
168.0
130.4
-37.7
198.7
142.6
-56.1

	Mar. 2004	Mar. 2005	Mar. 2006	Mar. 2007	Mar. 2008	Mar. 2009
Number of profit-making firms	390	422	433	352	362	327
Number of loss-making firms	112	103	122	90	87	113
Total number of consolidated group firms	502	525	555	442	449	440
Profit-making firm ratio	77.7%	80.4%	78.0%	79.6%	80.6%	74.3%

※ The number of subsidiaries and affiliated companies represents companies which the Company directly consolidates or to which the Company applies the equity method. Companies consolidated by subsidiaries are excluded from this number for Mar. 2007 and after.

Reference⑤ Trends in Company Ratings



Rating Agency
FY01
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
Moody's Japan
Ba2 ↘ Ba3 ↘ B1
B1
B1 ↗ Ba2
Ba2
Ba2 ↗ Baa3
Baa3
Baa3 ↗ Baa2
Baa2
Baa2
July 3, 2007
Baa3 → Baa2
upgraded
Standard & Poor's
–
–
B+ ↗ BB-
BB- ↗ BB
BB ↗ BBB-
BBB-
BBB- ↗ BBB
BBB
BBB
Mar. 28, 2008
BBB- → BBB upgraded
Japan Credit Rating Agency (JCR)
A ↘ A- ↘ BBB+
BBB+
BBB+
BBB+ ↗ A-
A-
A- ↗ A
A
A
A
Aug.23,2006
A- → A
Rating & Investment Information Inc. (R&I)
BBB+ ↘ BBB-
BBB- ↘ BB+
BB+
BB+ ↗ BBB-
BBB-
BBB- ↗ BBB ↗ BBB+
BBB+ ↗ A-
A-
A-
Jun. 9, 2006
BBB- → BBB
Jan. 29, 2007
BBB → BBB+
Dec. 13,2007
BBB+ → A-

<Changes during the period of "G" PLAN or later>

- In FY2006, R&I upgraded the long-term rating on Marubeni by 2 notches, from BBB- to BBB+. JCR upgraded Marubeni by 1 notch from A- to A. Both recovered the pre-"A" PLAN level.
- In FY2007, Moody's upgraded the rating on Marubeni to Baa2, by 1 notch from Baa3. R&I upgraded the rating on the Company to A- from BBB+. S&P upgraded the rating on the Company to BBB from BBB-.
- In April 2008, S&P placed its long- term corporate credit ratings on Marubeni on CreditWatch with negative implications, according to Marubeni's announcement on copper development project in Chile.

MEMO

MEMO

DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS ABOUT THE PERFORMANCE OF MARUBENI AND ITS GROUP COMPANIES, BASED ON MANAGEMENT'S ASSUMPTIONS IN LIGHT OF CURRENT INFORMATION. THE FOLLOWING FACTORS MAY THEREFORE INFLUENCE ACTUAL RESULTS. THESE FACTORS INCLUDE CONSUMER TRENDS IN JAPAN AND IN MAJOR GLOBAL MARKETS, PRIVATE CAPITAL EXPENDITURES, CURRENCY FLUCTUATIONS, NOTABLY AGAINST THE U.S. DOLLAR, MATERIALS PRICES, AND POLITICAL TURMOIL IN CERTAIN COUNTRIES AND REGIONS.

82-61b

Financial Results for FY2008

Contents

Consolidated Financial Results for FY2008

<Reference>

Disclaimer Regarding Forward-Looking Statements

This document contains forward-looking statements about the performance of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results. These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, materials prices, and political turmoil in certain countries and regions.

Consolidated Financial Results
for
FY2008

Marubeni Corporation
Consolidated Financial Statements

1. Consolidated Balance Sheets <Unaudited>

	Millions of yen		
	March 31 2009	March 31 2008	Variance
Assets			
Current assets:			
Cash and cash equivalents	¥ 573,924	¥ 402,281	¥ 171,643
Time deposits	48,240	38,058	10,182
Investment securities	951	9,477	-8,526
Notes and accounts receivable - trade:			
Notes receivable	57,324	87,621	-30,297
Accounts receivable	809,595	1,120,945	-311,350
Due from affiliated companies	86,338	77,469	8,869
Allowance for doubtful accounts	-11,573	-13,347	1,774
Inventories	385,090	474,512	-89,422
Advance payments to suppliers	197,511	211,626	-14,115
Deferred income taxes	36,616	40,003	-3,387
Prepaid expenses and other current assets	144,739	159,291	-14,552
Total current assets	2,328,755	2,607,936	-279,181
Investments and long-term receivables:			
Affiliated companies	684,369	616,009	68,360
Securities and other investments	400,012	551,539	-151,527
Notes, loans and accounts receivable - trade, net of unearned interest	104,713	141,448	-36,735
Allowance for doubtful accounts	-38,208	-52,421	14,213
Property leased to others, at cost, less accumulated depreciationdepreciation	155,961	173,014	-17,053
Total investments and long-term receivables	1,306,847	1,429,589	-122,742
Net property, plant and equipment	704,821	798,779	-93,958
Prepaid pension cost	3	7,334	-7,331
Deferred income taxes	117,269	91,910	25,359
Intangible fixed assets	101,729	116,546	-14,817
Goodwill	45,771	58,292	-12,521
Other assets	102,114	96,839	5,275
Total assets	¥ 4,707,309	¥ 5,207,225	¥ -499,916

Major Increase / Decrease

Assets

	(Billions of Yen)		
	March 31, 2009	**Variance from March 31, 2008**	
Cash and cash equivalents	573.9	+ 171.6	Increase mainly in Parent.
Time deposit	48.2	+ 10.2	Increase mainly in Parent.
Notes receivable	57.3	- 30.3	Decrease mainly in Parent.
Accounts receivable	809.6	- 311.4	Decrease in Parent and subsidiaries.
Inventories	385.1	- 89.4	Decrease in Parent and subsidiaries.
Advance payment to suppliers	197.5	- 14.1	Decrease in Parent and subsidiaries.
Prepaid expenses and other current assets	144.7	- 14.6	Decrease in Parent and subsidiaries.
Investments and long-term receivables from affiliated companies	684.4	+ 68.4	Increase mainly due to new investments.
Securities and other investments	400.0	- 151.5	Decrease mainly in Parent.
Long-term notes, loans and accounts receivable - trade	104.7	- 36.7	Decrease mainly in Parent.
Provision for doubtful accounts (fixed)	-38.2	+ 14.2	Increase mainly in Parent.
Property leased to others, at cost, less accumulated depreciation	156.0	- 17.1	Increase in Parent, decrease in subsidiaries.
Net property, plant and equipment	704.8	- 94.0	Decrease mainly in subsidiaries.
Intangible fixed asset	101.7	- 14.8	Decrease mainly in subsidiaries.
Goodwill and Intangible fixed asset	45.8	- 12.5	Decrease mainly in subsidiaries.
Deferred income taxes (Assets) (Current/Fixed)	153.9	+ 22.0	Percentage in total shareholders' equity 27.1% (Mar. 2008: 16.9%)
Deferred income taxes (Liabilities) (Current/Fixed)	33.0	- 12.9	
Deferred income taxes-net	120.9	+ 34.9	

1. Consolidated Balance Sheets <Unaudited> (Continued)

	Millions of yen		
	March 31 2009	March 31 2008	Variance
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans	¥ 241,982	¥ 236,027	¥ 5,955
Current portion of long-term debt	231,396	65,353	166,043
Notes and accounts payable-trade			
Notes and acceptances payable	152,218	177,071	-24,853
Accounts payable	615,827	833,421	-217,594
Due to affiliated companies	45,079	62,444	-17,365
Advance payments received from customers	186,146	208,182	-22,036
Accrued income taxes	14,594	16,387	-1,793
Deferred income taxes	2,013	2,156	-143
Accrued expenses and other current liabilities	245,610	310,086	-64,476
Total current liabilities	1,734,865	1,911,127	-176,262
Long-term debt, less current portion	2,266,724	2,368,164	-101,440
Employees' retirement benefits	51,384	23,622	27,762
Deferred income taxes	30,980	43,731	-12,751
Minority interests in consolidated subsidiaries	56,238	80,817	-24,579
Shareholders' equity:			
Paid-in capital	262,686	262,686	-
Capital surplus	158,454	158,461	-7
Retained earnings	510,484	423,591	86,893
Accumulated other comprehensive income (loss)			
Unrealized gains on investment securities	6,750	50,463	-43,713
Currency translation adjustments	-242,321	-53,609	-188,712
Unrealized losses on derivatives	-65,999	-18,410	-47,589
Pension liability adjustment	-62,220	-42,773	-19,447
Cost of common stock in treasury	-716	-645	-71
Total shareholders' equity	567,118	779,764	-212,646
Total liabilities and shareholders' equity	¥ 4,707,309	¥ 5,207,225	¥ -499,916

(Note) These financial statements are based on US GAAP.

Major Increase / Decrease

Liabilities

	(Billions of Yen) March 31, 2009	Variance from March 31, 2008	
Short-term loans	242.0	+ 6.0	Increase in Parent, decrease in subsidiaries.
Current portion of long-term debt	231.4	+ 166.0	Increase in debentures and loans.
Long-term interest-bearing debt, less current portion	2,060.4	- 80.5	Decrese in long-term loans and debentures.
Short & long-term loans, debentures	2,533.8	+ 91.5	Effects of SFAS133: +17.2 (Variance from Mar. 2008 +4.1)
Cash, cash equivalents and term deposits	622.2	+ 181.8	
Net interest-bearing debt	1,911.6	- 90.4	Net interest-bearing debt, excluding effects of SFAS133 1,894.4 (Variance from Mar. 2008 -94.4)
Notes payable	152.2	- 24.9	Decrease in Parent and subsidiaries.
Accounts payable	615.8	- 217.6	Decrease in Parent and subsidiaries.
Liabilities to affiliated companies	45.1	- 17.4	Decrease mainly in accrued liability and accounts payable.
Advance payments received	186.1	- 22.0	Decrease mainly in Parent.
Accrued expenses and other current liabilities	245.6	- 64.5	Decrease in Parent and subsidiaries.
Employees' retirement benefit	51.4	+ 27.8	Increase mainly in Parent
Minority interests in income(loss) of consolidated subsidiaries	56.2	- 24.6	

Shareholders' equity

	March 31, 2009	Variance from March 31, 2008	
Total shareholders' equity	567.1	- 212.6	

2. Financial Position

	March 31, 2009	March 31, 2008	
Ratio of net worth to total assets	12.0%	15.0%	
Current ratio	134.2%	136.5%	
D/E ratio ※	3.37x	2.57x	※ D/E ratio = Net interest-bearing debt / Shareholders' equity

	March 31, 2009	March 31, 2008
R O A	2.24%	2.92%
R O E	16.51%	19.31%

2. Consolidated Statements of Income <Unaudited>

	Millions of yen			
	Year ended March 31			
	2009	2008	Variance	Ratio
Revenues:				
Revenues from trading and other activities	¥3,807,480	¥3,958,276	¥ -150,796	-3.8%
Commissions on services and trading margins	194,819	207,950	-13,131	-6.3%
Total	4,002,299	4,166,226	-163,927	-3.9%
(Total volume of trading transactions FY2008: 10,462,067 million yen FY2007: 10,631,616 million yen)				
Cost of revenues from trading and other activities	3,357,496	3,569,310	-211,814	-5.9%
Gross trading profit	644,803	596,916	47,887	8.0%
Expenses and other:				
Selling, general and administrative expenses	-408,912	-393,367	-15,545	4.0%
Provision for doubtful accounts	-1,826	-3,396	1,570	-46.2%
Interest income	19,028	24,934	-5,906	-23.7%
Interest expense	-59,633	-68,202	8,569	-12.6%
Dividends received	27,719	23,645	4,074	17.2%
Impairment loss on investment securities	-47,211	-31,208	-16,003	51.3%
Gain (loss) on sales of investment securities	24,423	23,757	666	2.8%
Gain (loss) on property and equipment	-13,640	-1,492	-12,148	814.2%
Equity in earnings (losses) of affiliated companies-net	21,973	55,661	-33,688	-60.5%
Other – net	-5,828	-11,051	5,223	-47.3%
Total	-443,907	-380,719	-63,188	16.6%
Income (loss) from continuing operations before income taxes	200,896	216,197	-15,301	-7.1%
Provision for income taxes	80,923	60,540	20,383	33.7%
Income (loss) from continuing operations	119,973	155,657	-35,684	-22.9%
Minority interests in consolidated subsidiaries	-8,765	-8,408	-357	4.2%
Net Income	111,208	147,249	-36,041	-24.5%

(Note) These financial statements are based on US GAAP. (Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19.)

1. Total volume of trading transactions and Gross trading profit by operating segment:

(billions of yen)	Total volume of trading transactions FY2008	Total volume of trading transactions Variance year-on-year	Gross trading profit FY2008	Gross trading profit Variance year-on-year	(Main reasons for increase/ decrease of Gross trading profit)
Food	1,621.5	209.0	113.7	23.7	Increase mainly due to grain trading and a food distributive subsidiary changed from an affiliate.
Lifestyle	490.4	- 97.3	32.3	- 3.4	Decrease due to decline in aparell products and textile materials, despite the profit increase in natural rubber transaction.
Forest Products	676.9	- 41.4	42.7	- 2.5	Profit decreased because of MUSI Pulp, printing paper and wood-chip business.
Chemicals	810.6	- 93.8	30.1	- 0.7	Profit decreased due to decline in synthetic resin business and others.
Energy	2,872.8	- 147.5	92.4	3.1	Profit increased because of concessions, despite the negative influence by the merger of a subsidiary, a LPG exporter and distributor, becoming an affiliate.
Metals & Mineral Resources	909.6	- 42.0	34.2	15.2	Increase due to steel materials trade.
Transportation Machinery	626.8	- 32.9	46.8	- 4.3	Decrease due to shrinkage of construction machinery business.
Power Projects & Infrastructure	480.5	119.3	50.1	9.7	Profit increased with contribution from Caribbean vertically integrated power project.
Plant, Ship & Industrial Machinery	830.9	74.0	25.2	- 0.8	Decrease due to profit shirinkage of domestic group companies.
Real Estate Development	139.9	1.4	23.0	- 9.4	Profit decrease mainly due to appraisal loss on property for sale.
FT, LT, IT & Innovative Business	326.9	9.3	51.9	10.3	Increase due to a PC wholesale subsidiary and other domestic subsidiaries.
Iron & Steel Strategies and Coordination	1.0	0.0	1.0	0.0	
Overseas corporate subsidiaries & branches	1,444.5	- 98.0	110.5	7.5	Increase supported by Marubeni America.
Corporate & elimination	- 770.2	- 29.7	- 9.2	- 0.5	
Consolidated	10,462.1	- 169.5	644.8	47.9	

(billions of yen)	FY2008	FY2007	Variance
Revenue	4,002.3	4,166.2	- 163.9

2. Expenses:

(billions of yen)

	FY2008	FY2007	Variance
Selling, general and administrative expenses	- 408.9	- 393.4	- 15.5
(Personnel expenses)	(- 205.8)	(- 194.3)	(- 11.6)
(Travel and Transportation expenses)	(- 17.3)	(- 17.5)	(0.2)
(Service commissions)	(- 28.4)	(- 24.6)	(- 3.9)
(Depreciation expenses)	(- 15.8)	(- 15.9)	(0.0)
Provision for doubtful accounts	- 1.8	- 3.4	1.6
Total	- 410.7	- 396.8	- 14.0

3. Financial Expenses:

(billions of yen)

	FY2008	FY2007	Variance
Interest income	19.0	24.9	- 5.9
Interest expense	- 59.6	- 68.2	8.6
(Interest - net)	(- 40.6)	(- 43.3)	(2.7)
Dividends Received	27.7	23.6	4.1
Total	- 12.9	- 19.6	6.7

4. Gain (loss) on investment securities:

(billions of yen)

	FY2008	FY2007	Variance
Gain (loss) on sales of investment securities	24.4	23.8	0.7
Valuation loss on investment securities	- 47.2	- 31.2	- 16.0
Total	- 22.8	- 7.5	- 15.3

5. Gain (loss) on property and equipment:

(billions of yen)

	FY2008	FY2007	Variance
Gain on sales of property and equipment	1.8	5.6	- 3.8
Loss on sales of property and equipment/ impairment losses	- 15.4	- 7.0	- 8.4
Total	- 13.6	- 1.5	- 12.1

6. Influence of newly included companies / excluded companies on Consolidated P/L (compared with FY2007 actual)

	Newly included	Excluded	Net influence
Total volume of trading transactions	286.6	- 156.5	130.1
Gross trading profit	28.0	- 12.9	15.2
SGA expenses (excl. doubtful accounts)	- 19.2	11.0	- 8.2
Operating profit	8.3	- 1.7	6.6
Interest expense-net	- 4.1	0.2	- 3.8
Equity in earnings of affiliated companies	0.8	0.3	1.1

Marubeni Corporation

3. Consolidated Statements of Cash Flows

<Unaudited>

	Millions of yen *Year ended March 31, 2009*	
Operating activities		
Net income (loss)	¥ 111,208	Income increased to 343.6 billion yen mainly due to energy and natural resource-related subsidiaries.
Adjustments to reconcile net income (loss) to net cash provided by operating activities	165,326	
Changes in operating assets and liabilities	67,084	
Net cash provided by operating activities	**343,618**	
Investing activities		
Changes in time deposit	-22,744	
Disbursements from purchases, and proceeds from sales and redemptions of securities and other investments	-211,768	Investments mainly in overseas natural resource-related projects and in overseas power projects resulted in an disbursement of 211.8 billion yen.
Disbursements from purchases, and proceeds from sales of property, equipment and property leased to others	-170,718	Investments mainly in overseas natural resource-related projects resulted in an disbursement of 170.7 billion yen.
Collection of loans receivable, and Loans made to customers	18,161	
Net cash provided (used) by investing activities	**-387,069**	
Financing activities		
Net decrease (increase) in short-term loans	65,307	Short-term and long-term fund procurement for new investment resulted in an income of 257.6 billion yen.
Proceeds from and payments of long-term debt	219,137	
Cash dividend	-24,315	
(Purchase) sale of treasury stock	-73	
Other	-2,448	
Net cash used (provided) in financing activities	**257,608**	
Effect of exchange rate changes on cash and cash equivalents	-42,514	
Net increase (decrease) in cash and cash equivalents	171,643	
Cash and cash equivalents at beginning of period	402,281	
Cash and cash equivalents at end of period	573,924	

These financial statements are unaudited.

These financial statements are based on US GAAP.

4. Balance of Risk Exposure Outstanding in 17 Countries as of March 31, 2009

Balance of Risk Exporsure Outstanding (Investment, Loan, Guarantees and Deferred Payments)

Billions of Yen

	Investments	Loans	Guarantees	Dererred Payment	Gross Risk Exposure		Net Risk Exposure	
						+/- from March 08		+/- from March 08
P.R. China	52.3	3.1	3.6	0.3	59.4	-16.2	58.7	-15.9
Hong Kong	1.9	1.0	0.0	0.0	3.0	+0.0	2.3	-0.7
S. Korea	20.4	0.2	0.2	1.7	22.4	-3.5	22.4	-2.5
Taiwan	33.6	0.0	0.0	0.0	33.6	+5.7	33.6	+6.8
Indonesia	113.1	20.9	6.5	0.0	140.6	-4.5	131.7	-4.3
Philippines	46.6	2.5	0.0	0.5	49.6	-21.2	45.9	-20.9
Thailand	11.9	1.2	4.4	0.0	17.4	-13.3	16.3	-12.2
India	10.4	0.6	0.0	0.0	11.0	-2.0	11.0	-2.0
UAE	14.3	0.5	12.8	0.0	27.6	-2.1	27.6	+5.1
Qatar	8.6	0.5	8.9	0.0	18.1	-3.6	16.0	-3.7
Russia	4.3	1.6	9.4	0.0	15.2	-2.3	13.8	-3.1
Mexico	3.1	10.3	8.5	0.0	21.8	-0.3	21.8	-0.3
Jamaica	10.7	0.0	8.9	0.0	19.6	-5.3	19.6	-5.3
Brazil	9.2	5.5	4.2	0.7	19.6	-4.3	18.9	-4.7
Chile	164.6	0.0	0.0	2.6	167.1	+138.0	167.1	+138.0
Venezuela	1.7	12.9	0.0	0.0	14.7	-1.4	13.8	-1.4
Peru	19.5	0.0	11.4	0.0	30.9	+11.5	30.9	+11.5
17 Countries Total	526.2	60.8	78.8	5.8	671.6	+75.2	651.4	+84.4

(note 1) The figures are the total of those of the Parent and the major group companies, including overseas corporate subsidiaries.

(note 2) "Net Risk Exposure" = "Gross Risk Exposure" - hedged amount (eg. Portion covered by trade insurance)

5. Outstanding Balance of Real Estate for Sale and Lease

(billions of yen)

	March 2009	March 2008
Real Estate for Sale (Consolidated Basis)	63.3	87.5
Real Estate for Lease (Consolidated Basis)	86.3	82.8

6. Disposition of Employees (Non-consolidated basis)

● By office location

	April 2007	October 2007	April 2008	October 2008	April 2009	Variance from Apr. 2008
Head Office	2,306	2,300	2,541	2,511	2,624	+83
Domestic Branches *1	120	122	12	12	13	+1
Domestic Group Firms	694	674	653	648	673	+20
Overseas branches and corporate subs.	617	622	642	654	662	+20
North America	123	129	134	133	130	-4
Europe	84	82	82	86	94	+12
Asia	294	291	290	297	291	+1
Central and South America	38	42	46	50	57	+11
Others	78	78	90	88	90	+0
Total	3,737	3,718	3,848	3,825	3,972	+124

*1 Since April 2008, domestic braches have been reorganized as a subordinated organization of each division. Only employees belong to domestic branches have been counted for the figure thereafter.

● By Division

	April 2007	October 2007	April 2008	October 2008	April 2009	Variance from Apr. 2008
Food	275	273	275	270	271	-4
Lifestyle *2			250	243	231	-19
Textile *2	219	213				+0
Forest Products *2			175	173	169	-6
Forest Products & General Merchandise *2	249	247				+0
Chemicals	260	256	258	254	254	-4
Energy	199	196	195	192	188	-7
Metals & Mineral Resources	142	142	147	145	146	-1
Transportation Machinery *3			193	194	195	+2
Transportation & Industrial Machinery *3	238	242				+0
Power Projects & Infrastructure *3			214	208	207	-7
Power Projects *3	191	190				+0
Plant, Ship & Industrial Machinery *3			283	280	281	-2
Plant, Ship & Infrastructure Projects *3	263	257				+0
Information & Communication *4	101	101				+0
Real Estate Development	152	147	151	150	148	-3
Finance, Logistics & IT Business *4					247	+247
FT, LT, IT & Innovative Business *4			295	293		-295
Finance, Logistics & New Business *4	188	184				+0
Abu Dhabi Trading House Project	6	6	6	7	6	+0
Iron & Steel Strategies and Coordination	1	1	1	1	1	+0
Corporate Staff, Others *5	431	422	526	526	692	+166
Total Core Staff	2,915	2,877	2,969	2,936	3,036	+67
Assistant Staff, Others	822	841	879	889	936	+57
Total	3,737	3,718	3,848	3,825	3,972	+124

*2 Effective April 1, 2008, Textile and Forest Products & General Merchandise were reorganized to Lifestyle and Forest Products.
*3 Effective April 1, 2008, three machinery divisions other than Information & Communication were reorganized.
*4 Effective April 1, 2009, FT, LT, IT & Innovative Business were reorganized to Finance, Logistics & IT Business.
*5 Effective April 1, 2008, business accounting organizations were reorganized to become integrated corporate accounting organization.

◆Projected number of staffs at end of March 2010 (non-consolidated basis) approx. 3,980 employees

◆Number of staffs at September 2008 (consolidated basis) 32,146 employees

7. Consolidated Net Profit/Loss of Majpr Group Companies

(unit : billions of yen)

Operating Segment	Company name	Subsidiary/ Affiliate	Equity portion	FY2007 actual	FY2008 actual	Variance	Description of business
Food	Marubeni Nisshin Feed Co., Ltd.	Subsidiary	60.0%	0.8	0.7	-0.0	Manufacture of compound feed
Food	Pacific Grain Terminal Ltd.	Subsidiary	78.4%	0.9	0.8	-0.1	Grain warehousing, stevedoring and transportation
Food	Marubeni Chikusen Corporation	Subsidiary	100.0%	1.1	1.4	0.3	Marketing of livestock, meats and processed products
Food	Columbia Grain International	Subsidiary	100.0%	3.8	7.2	3.4	Grain trading in U.S. and export markets
Food	Yamaboshiya Co., Ltd.	Subsidiary	77.6%	0.9	1.3	0.4	Wholesale of confectionary
Lifestyle	Marubeni Fashion Link, Ltd.	Subsidiary	100.0%	0.5	0.8	0.2	Wholesale of fabrics, textile products, and fashion accessories
Lifestyle	Marubeni Intex Co., Ltd	Subsidiary	100.0%	0.3	0.6	0.2	Wholesale of industrial and home interior-use ready-made textile goods and materials.
Forest Products	Marubeni Pulp & Paper Sales Co., Ltd.	Subsidiary	88.5%	0.6	0.0	-0.6	Wholesale of all types of paper
Forest Products	Koa Kogyo Co., Ltd.	Subsidiary	80.0%	0.0	0.9	0.8	Manufacture of corrugating medium and printing paper
Forest Products	Marubeni Building Materials Co., Ltd.	Subsidiary	100.0%	-1.3	0.4	1.7	Wholesale of wood products and construction materials
Forest Products	Fukuyama Paper Co., Ltd.	Subsidiary	55.0%	0.5	0.4	-0.1	Manufacture of corrugating medium and paper tube materials
Forest Products	MUSI Pulp Project	Subsidiary	TEL 85.1% MHP 60.0%	3.1	5.1	2.0	Afforestation, production and sales of pulp in Indonesia
Forest Products	Marusumi Paper Co., Ltd.	Affiliate	32.2%	0.1	0.1	0.1	Manufacture and sales of printing paper and pulp
Forest Products	WA Plantation Resources	Affiliate	50.0%	0.3	0.5	0.2	Wood chip production and plantation in Australia
Forest Products	Daishowa-Marubeni International	Affiliate	50.0%	1.4	-1.9	-3.3	Manufacture and sales of pulp in Canada
Chemicals	Marubeni Plax Corporation	Subsidiary	100.0%	0.5	-0.1	-0.6	Sales and foreign trade of plastic products and resin
Chemicals	Marubeni Chemix Corporation	Subsidiary	100.0%	0.6	0.3	-0.4	Sales and foreign trade of organic chemicals and specialty chemicals
Chemicals	Shen Hua Chemical	Affiliate	22.6%	-	1.0	-	Manufacture and sales of synthetic rubber
Chemicals	Dampier Salt	Affiliate	21.5%	0.2	1.2	1.0	Production and sale of salt and gypsum
Energy	Total of energy concession business		100.0%	19.3	27.0	7.6	Oil and gas development and production
Energy	Marubeni LNG International	Subsidiary	100.0%	11.7	18.0	6.3	Investment in the Qatargas LNG Project
Energy	MIECO	Subsidiary	100.0%	1.4	1.4	-0.1	Petroleum trading primarily in North America and the Pacific Rim
Energy	SHENZHEN SINO-BENNY	Affiliate	49.0%	0.7	0.5	-0.2	Import and sales of LPG in China
Metals & Mineral Resources	Marubeni Coal	Subsidiary	100.0%	2.4	16.1	13.7	Investment in coal business in Australia
Metals & Mineral Resources	Marubeni Aluminium Australia	Subsidiary	100.0%	1.1	1.7	0.6	Investment in aluminum business in Australia and sales of aluminum ingots
Metals & Mineral Resources	Marubeni LP Holding	Subsidiary	100.0%	14.4	5.6	-8.7	Investment in copper mines in Chile
Transportation Machinery	Marubeni Aviation Services	Subsidiary	100.0%	2.8	3.0	0.2	Investment in aircraft engine development programs and leasing of aircraft
Transportation Machinery	Marubeni Auto Investment (UK)	Subsidiary	100.0%	0.8	0.6	-0.2	Sales and service of vehicles
Transportation Machinery	Marubeni Komatsu	Subsidiary	100.0%	0.7	-0.5	-1.2	Import, sale and servicing of construction machinery
Transportation Machinery	Marubeni Maquinarias Mexico	Subsidiary	100.0%	0.0	-1.3	-1.4	Import, sale and servicing of construction machinery and other products manufactured by Komatsu Ltd.
Transportation Machinery	Marubeni Aerospace	Subsidiary	100.0%	0.5	0.4	-0.1	Sales and import of aircraft, and related machineries
Transportation Machinery	Hitachi Construction Machinery (Australia)	Affiliate	20.0%	1.1	0.8	-0.4	Sale and servicing of construction machinery in Australia
Power Projects & Infrastructure	Axia Power Holdings	Subsidiary	100.0%	8.0	7.3	-0.7	Holding company of overseas power assets
Power Projects & Infrastructure	Axia Taiwan Holdings	Subsidiary	100.0%	0.5	2.2	1.7	Power producer in Taiwan
Power Projects & Infrastructure	PPN Power	Affiliate	26.0%	0.7	0.3	-0.4	IPP in India
Power Projects & Infrastructure	TAPAL ENERGY	Affiliate	40.0%	0.6	0.5	-0.1	Sales of diesel-generated electricity produced in Pakistan
Power Projects & Infrastructure	Uni-Mar Enerji	Affiliate	33.3%	1.3	0.9	-0.4	IPP in Turkey
Plant, Ship & Industrial Machinery	Midwest Railcar Corporation	Subsidiary	100.0%	0.5	0.5	-0.0	Carriage car leasing business in the States
Plant, Ship & Industrial Machinery	Marubeni Techno-Systems Corp.	Subsidiary	100.0%	0.3	0.6	0.3	Sale of machinery relating to media, food, beverage, packing, chemical and environmental equipment
Plant, Ship & Industrial Machinery	Ship related operations	Affiliate	50.0%	0.1	1.6	1.5	Ownership and navigation of ship
Real Estate Development	Shanghai House Property Dev.	Subsidiary	60.0%	0.9	0.4	-0.5	Housing development in Shanghai, China
Real Estate Development	Marubeni Community Co., Ltd.	Subsidiary	99.95%	-0.4	0.3	0.7	Property management of condominiums, office buildings and commercial complexes, etc.
Real Estate Development	Marubeni Real Estate Co., Ltd.	Subsidiary	100.0%	0.4	0.4	-0.1	Development and leasing of real estate
FT, LT, IT & Innovative Business	Marubeni Information Systems Co., Ltd. **	Subsidiary	100.0%	0.1	0.9	0.8	Operation and development of information and communication systems
FT, LT, IT & Innovative Business	Vectant	Subsidiary	99.98%	3.9	0.5	-3.4	Internet access service, ASP and iDC service provider
FT, LT, IT & Innovative Business	Global Access Ltd.	Subsidiary	99.95%	0.6	1.2	0.6	Providing international/domestic combined bandwidth via own fiber-optic cable
FT, LT, IT & Innovative Business	Marubeni Telecom Co., Ltd.	Subsidiary	100.0%	0.6	1.3	0.7	Sales of telecommunications services and equipment, IT solutions and mobile contents
FT, LT, IT & Innovative Business	Marubeni Safenet Co., Ltd.	Subsidiary	100.0%	0.5	0.5	0.0	Insurance agency
FT, LT, IT & Innovative Business	Marubeni Logistics Corporation	Subsidiary	100.0%	0.4	0.4	-0.0	Total logistics services
Iron & Steel Strategies and Coordination	Marubeni-Itochu Steel Inc.	Affiliate	50.0%	16.9	14.8	-2.1	Manufacture, processing, import, export and sales of steel products
Overseas corporate subsidiaries & branches	Marubeni America	Subsidiary	100.0%	6.1	11.7	5.5	Overseas corporate subsidiary in US
Overseas corporate subsidiaries & branches	Marubeni Europe	Subsidiary	100.0%	-0.5	0.8	1.3	Overseas corporate subsidiary in Europe

* Listed company ; We are not able to mention the financial results of these listed companies.
** Marubeni Information System has merged with Marubeni Solution as of October 2007. Therefore, the figure for FY2007 is the total of the two companies.

8. News Release

Date	News Release
30-Mar-09	Investment in Operating Lease Business of Rolling Stock fleet in Australia
25-Feb-09	Establishment of Marubeni ASEAN Pte. Ltd.
18-Feb-09	Plantation and Wood Chip Businesses in Brazil and Australia Obtain Forest Certification - Toward certified trees/planted trees for all Nippon Paper imports of hardwood chips-
13-Feb-09	Marubeni Donates to the Bushfire Disaster in Victroria State, Australia
30-Jan-09	Marubeni Corporation has been recognized as a leading company in sustainability by the global survey company SAM
30-Jan-09	Consolidated Financial Results for the 3rd Quarter FY2008
12-Dec-08	Acquisition of Australian Gas and Power Assets
28-Nov-08	Investment in IPP Business in Taiwan - Marubeni Acquired21.42% Shares of Hsin Tao Power Corporation Gas-Fired Combine Cycle Power Plant in Taiwan -
18-Nov-08	Marubeni has concluded Joint Venture Agreement with MTU(Tognum) Groupregarding MTU Diesel Engine Distribution for Japanese Market
31-Oct-08	Marubeni and Osaka Gas to participate in Australian gas / power business through investment
31-Oct-08	Consolidated Financial Results for the 2nd Quarter FY2008
16-Oct-08	Marubeni has agreed with Xstrata Coal to increase its shareholding in Resource Pacific Holdings Pty Limited to 22.22%, which becomes an affiliated company of Marubeni.
9-Sep-08	Marubeni Corporation selected as an index component of the Dow Jones Sustainability World Index (DJSI World)
5-Sep-08	Execution of Share Purchase Agreement with Temasek - Acquisition of Singapore's largest power generation company - Senoko
29-Jul-08	Consolidated Financial Results for the 1st Quarter FY2008
16-Jul-08	Marubeni is awarded a Contract for Construction of Co-generation Power Plant from an IPP in Thailand
3-Jul-08	PERU LNG Secures US$2.25 Billion in Third Party Financing
16-Jun-08	A Series of Newspaper Reports on June 16, 2008
3-Jun-08	New cable installation project by Qatar General Electricity & Water Corporation
26-May-08	Marubeni Launch into Maintenance Services for Steel Mills in USA
30-Apr-08	Consolidated Financial Results for FY2007
30-Apr-08	Revisions of Annual Dividend Forecasts for FY2007
30-Apr-08	New Mid-Term Management Plan (FY2008-FY2009)[SG2009]~Beyond your expectations...Marubeni~
25-Apr-08	Marubeni has entered into a definitive agreement with Antofagasta plc to acquire a 30% equity stake in Esperanza and El Tesoro projects in Chile
12-Apr-08	Our Position regarding the Complaint Filed by an Affiliate of Lehman Brothers
7-Apr-08	Marubeni Completes Acquisition of The PIC Group, Inc.
4-Apr-08	Marubeni Oil & Gas (USA) Inc. Announces Oil Discovery in the Deepwater Gulf of Mexico

9. Transition of Consolidated Financial Results / Stock Prices & Foreign Exchange Rate

Transition of Consolidated Financial Results

(billions of yen)

	FY2004	1Q-2Q FY2005	FY2005	1Q-2Q FY2006	FY2006	1Q-2Q FY2007	FY2007	1Q-2Q FY2008	FY2008
Total volume of trading transactions	7,936.3	4,014.4	8,686.5	4,686.7	9,554.9	5,097.0	10,631.6	5,881.8	10,462.1
Gross trading profit	433.4	236.2	502.0	265.0	531.2	281.4	596.9	340.1	644.8
Selling, general and administrative expenses	-340.6	-167.7	-350.3	-174.9	-365.3	-185.3	-393.4	-200.9	-408.9
Provision for doubtful accounts	-6.3	-3.2	-8.5	0.7	-0.9	-0.5	-3.4	0.2	-1.8
Operating profit	86.5	65.4	143.2	90.9	165.0	95.6	200.2	139.4	234.1
Other profits・expenses	0.9	10.8	-10.2	16.2	28.8	27.7	16.0	30.9	-33.2
Interest expense-net	-19.8	-12.2	-24.1	-15.2	-32.7	-18.8	-43.3	-19.9	-40.6
Dividends	9.0	5.6	12.1	4.2	20.7	12.3	23.6	12.5	27.7
Gain (loss) on investment securities	28.7	1.9	-3.4	6.4	13.0	8.7	-7.5	0.2	-22.8
Gain (loss) on property and equipment	-6.3	-3.2	-21.3	-2.8	-19.0	0.8	-1.5	-0.2	-13.6
Equity in earnings (losses)	25.7	22.2	31.6	23.7	44.9	23.7	55.7	33.9	22.0
Other-net	-36.5	-3.5	-5.0	-0.0	1.9	1.0	-11.1	4.5	-5.8
(Liquidation and disposal losses related to associated firms)	(-21.8)	(0.1)	(-0.9)	(0.9)	(-1.1)	(0.3)	(-0.1)	(0.1)	(-0.1)
Income before taxes and equity in earnings (losses)	87.3	76.2	133.1	107.0	193.8	123.3	216.2	170.3	200.9
Minority interests in income (loss) of consolidated subsidiaries	-1.4	-1.7	-5.4	-3.5	-6.3	-3.2	-8.4	-5.5	-8.8
Net income (loss) from continuing operations	44.1	44.5	80.2	65.6	119.3	80.3	147.2	106.4	111.2
Loss from Discontinued Operations(after income tax)	-2.9	-6.4	-6.4	-	-	-	-	-	-
Net income (loss)	41.2	38.1	73.8	65.6	119.3	80.3	147.2	106.4	111.2

(Note) Equity in earnings (losses) of affiliated companies has been included in other profits/expenses, since FY2006.
Some of the figures for 1st Half FY2004 and the terms that follow have been reclassified accordingly.

	FY2004	1Q-2Q FY2005	FY2005	1Q-2Q FY2006	FY2006	1Q-2Q FY2007	FY2007	1Q-2Q FY2008	FY2008
Total assets	4,208.0	4,314.0	4,587.1	4,694.5	4,873.3	5,308.5	5,207.2	5,499.0	4,707.3
Current assets	2,093.4	2,144.7	2,168.6	2,377.2	2,502.6	2,656.6	2,607.9	2,897.3	2,328.8
Fixed assets and others	2,114.6	2,169.3	2,418.5	2,317.3	2,370.7	2,651.9	2,599.3	2,601.7	2,378.6
Interest-bearing debt	2,286.4	2,253.1	2,267.0	2,267.5	2,278.4	2,475.0	2,442.3	2,625.5	2,533.8
Cash and cash equivalents	462.5	379.0	390.6	352.4	435.0	420.9	440.3	609.2	622.2
Interest-bearing debt-net	1,823.9	1,874.1	1,876.4	1,915.1	1,843.4	2,054.2	2,002.0	2,016.3	1,911.6
Shareholders' equity	443.2	513.7	663.8	686.2	745.5	821.0	779.8	842.1	567.1
Paid-in capital	231.8	231.8	262.7	262.7	262.7	262.7	262.7	262.7	262.7
Additional paid-in capital	125.4	125.4	155.9	155.9	155.9	155.9	158.5	158.5	158.5
Retained earnings	131.2	161.8	193.8	250.6	298.0	367.1	423.6	517.9	510.5
Net unrealized gains (losses) on investment securities arising during period	46.7	75.5	109.0	84.1	102.9	93.3	50.5	38.1	6.8
Net currency translation adjustments	-89.6	-74.9	-53.5	-58.6	-39.5	-16.2	-53.6	-67.9	-242.3
Minimum pension liability adjustment	-0.6	-0.6	-1.7	-1.7	—	—	—	—	—
Employees' retirement benefit adjustment	—	—	—	—	-27.6	-25.9	-42.8	-41.9	-62.2
Net unrealized losses on derivatives	-1.6	-5.1	-2.1	-6.4	-6.4	-15.2	-18.4	-24.5	-66.0
Cost of common stock in treasury	-0.1	-0.2	-0.3	-0.4	-0.5	-0.7	-0.6	-0.7	-0.7

Financial Indicators

	FY2004	1Q-2Q FY2005	FY2005	1Q-2Q FY2006	FY2006	1Q-2Q FY2007	FY2007	1Q-2Q FY2008	FY2008
ROA	0.97%	0.89%	1.68%	1.41%	2.52%	1.58%	2.92%	1.99%	2.24%
ROE	9.87%	7.97%	13.33%	9.73%	16.94%	10.26%	19.31%	13.13%	16.51%
Net D/E Ratio (times)	4.12	3.65	2.83	2.79	2.47	2.50	2.57	2.39	3.37
Shareholders' equity-to-Total assets Ratio	10.5%	11.9%	14.5%	14.6%	15.3%	15.5%	15.0%	15.3%	12.0%
Current Ratio	111.2%	109.7%	110.6%	123.9%	133.1%	132.4%	136.5%	136.2%	134.2%

	FY2004	1Q-2Q FY2005	FY2005	1Q-2Q FY2006	FY2006	1Q-2Q FY2007	FY2007	1Q-2Q FY2008	FY2008
Consolidated group firms	434	435	433	434	442	431	449	452	440
Subsidiaries	297	290	290	285	288	277	290	285	279
Affiliated companies	137	145	143	149	154	154	159	167	161
Profit-making firms	349	320	344	315	352	329	362	336	327
Profit-making firm ratio	80.4%	73.6%	79.4%	72.6%	79.6%	76.3%	80.6%	74.3%	74.3%
Profit amount (JPY bn) (before Reclassification)	92.7	57.4	120.9	72.9	-	-	-	-	-
Profit amount (JPY bn) (after Reclassification)	-	-	-	-	142.4	82.9	168.0	126.1	198.7
Loss-making firms	85	115	89	119	90	102	87	116	113
Loss-making firm ratio	19.6%	26.4%	20.6%	27.4%	20.4%	23.7%	19.4%	25.7%	25.7%
Deficit amount (JPY bn) (before Reclassification)	-45.5	-13.7	-41.5	-10.2	-	-	-	-	-
Deficit amount (JPY bn) (after Reclassification)	-	-	-	-	-26.7	-11.0	-37.7	-14.4	-56.1

(note) The number of subsidiaries and affiliated companies represents companies which the Company directly consolidates or to which the Company applies the equity method. Accordingly companies consolidated by subsidiaries are excluded.

Figures for the numbers of firms FY2006 and the earlier fiscal years are altered according to this change. As for the amount for profit or loss, only FY2006 or later figures follow the method.

Stock Prices, Foreign Exchange & Interest Rates

	FY2004	1st Half FY2005	FY2005	1st Half FY2006	FY2006	1st Half FY2007	FY2007	1Q-2Q FY2008	FY2008
Nikkei Stock Average (Term-end) (yen)	11,668.95	13,574.30	17,059.66	16,127.58	17,287.65	16,785.69	12,525.54	11,259.86	8,109.53
Exchange Rates (¥/$)									
Term-end rate for March-closing companies	107.39	113.19	117.47	117.90	118.05	115.43	100.19	103.57	98.23
Average rate for March-closing companies	107.55	109.48	113.31	115.38	117.02	119.33	114.28	106.11	100.54
Term-end rate for December-closing companies	104.21	110.62	118.07	115.24	119.11	123.26	114.15	106.42	91.03
Average rate for December-closing companies	108.24	106.10	110.21	115.72	116.38	120.15	117.84	104.92	103.46
Interest Rates (Term-end)									
Short-term Prime Rate	1.38 %	1.38 %	1.38 %	1.63 %	1.88 %	1.88%	1.88%	1.88%	1.48%
Long-term Prime Rate	1.65 %	1.55 %	2.10 %	2.30 %	2.20 %	2.25%	2.10%	2.30%	2.25%
JPY TIBOR	0.08 %	0.09 %	0.13 %	0.44 %	0.66 %	0.85%	0.84%	0.87%	0.65%
USD LIBOR	3.12 %	4.07 %	5.00 %	5.37 %	5.35 %	5.23%	2.69%	4.05%	1.19%

Reference

Summary of Consolidated Financial Results

For FY2008

(April 1, 2008 - March 31, 2009)

**This document is an English translation of a statement written initially in Japanese.*

The original in Japanese should be considered the primary version.

Disclaimer Regarding Forward-Looking Statements

This document contains forward-looking statements about the performance of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results.

These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, material prices, and political turmoil in certain countries and regions.

Marubeni CORPORATION

(TSE Code: 8002)

May 7, 2009

Summary of Consolidated Financial Statements for FY2008 (US GAAP basis)

Company Name: Marubeni Corporation (URL http://www.marubeni.com) Code Number : 8002
Listed : Tokyo, Osaka, Nagoya

Representative: ASADA Teruo President and CEO, Member of the Board
Enquiries: IWASHIMA Hirokazu General Manager, Media Relations Sec. TEL (03) 3282 - 4803
Expected date of Annual meeting of Shareholders: June 19, 2009
Expected filing date of annual financial statement report : June 19, 2009
Expected Date of the beginning of delivery of dividends: May 29, 2009

1. Consolidated financial results for FY2008 (April 1, 2008 - March 31, 2009)

(1) Consolidated business results (%: changes from the previous fiscal year)

	Total volume of trading transactions		Operating profit		Income before income taxes		Net income	
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
FY2008	10,462,067	-1.6	234,065	16.9	200,896	-7.1	111,208	-24.5
FY2007	10,631,616	11.3	200,153	21.3	216,197	11.5	147,249	23.4

	Basic earnings per shre	Diluted earnings per	ROE	ROA (before income taxes)	Operating profit
	(yen)	(yen)	(%)	(%)	(%)
FY2008	64.04	-	16.5	4.1	2.2
FY2007	84.93	-	19.3	4.3	1.9

(Reference) Equity in earnings (losses) of affiliated companies-net FY2008: 21,973 million yen FY2007: 55,661 million yen

(Note)

1. For Japanese Investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice.
2. Total volume of trading transactions is the sum of those in which Marubeni and its consolidated subsidiaries ("the Group") act as principal and those which the Group act as agent.
3. "Operating profit" reflects the company's "Gross trading profit", "Selling, general and administrative expences" and "Provision for doubtful acounts".

(2) Consolidated financial conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' equity per share
	(millions of yen)	(millions of yen)	(%)	(yen)
March 31, 2009	4,707,309	567,118	12.0	326.60
March 31, 2008	5,207,225	779,764	15.0	449.04

(Note)

Shareholders' equity, Shareholders' equity ratio, and Shareholders' equity per share are stated in accordance with the US GAAP.

(3) Consolidated cash flow

	Cash flow from operating activities	Cash flow from investing activities	Cash flow from financing activities	Cash and cash equivalents at the end of the term
	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)
FY2008	343,618	-387,069	257,608	573,924
FY2007	235,290	-306,855	65,865	402,281

2. Dividends information

	Dividend per share					Total Dividend (Annual)	Payout Ratio (Consolidated)	Dividend on shareholders' equity (Consolidated)
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Annual			
	(yen)	(yen)	(yen)	(yen)	(yen)	(millions of yen)	(%)	(%)
FY2007	-	6.00	-	7.00	13.00	22,558	15.3	3.0
FY2008	-	7.00	-	3.00	10.00	17,367	15.6	2.6
FY2009 (prospects)	-	3.50	-	3.50	7.00		15.2	

3. Prospects of consolidated financial results for FY2009 (April 1, 2009-March 31, 2010)

(%: changes from the previous fiscal year)

	Total volume of trading transactions		Operating profit		Income before income taxes		Net income attributable to Marubeni Corp.'s shareholders	
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
FY2009	8,000,000	-23.5	125,000	-46.6	135,000	-32.8	80,000	-28.1

	Net income attributable to Marubeni Corp.'s shareholders per share
	(yen)
FY2009	46.07

(Note)

"Net income attributable to Marubeni Corp.'s shareholders" is equivalent to "Net Income" which had been used until FY2008.

4. Others

(1) Changes in major consolidated subsidiaries and affiliated companies accounted for by equity method : No changes

(2) Changes in accounting principle, procedure or display method

①Any changes in accordance with the revision in the accounting plinciple : No changes

②Any changes other than ① : No changes

(3) Number of outstanding shares

①Number of outstanding shares at the end of the term	March 31, 2009 (Common shares)	1,737,940,900
(Consolidated basis/Treasury shares are included)	March 31, 2008 (Common shares)	1,737,940,900
②Number of outstanding treasury shares at the end of the term	March 31, 2009 (Common shares)	1,507,541
	March 31, 2008 (Common shares)	1,414,364
③Average number of outstanding shares during the term	FY2008 (Common shares)	1,736,461,389
	FY2007 (Common shares)	1,733,669,538

<Notes to the description about future, other>

The above prospects are based upon available information and assumption, at the announcement date, about uncertain factors which would influence upon future businesses. Actual results might be influenced by various factors in the future.
Assumptions of the above prospects are mentioned in page 13 "Qualitative Information on Financial Prospects for FY2009".

Marubeni Corporation
Financial Results

【Qualitative Information & Consolidated Financial Statements】
1. Financial Results

(1) Business Environment

An overview of the economic environment for the period under review reveals that the economy slowed down in many of the advanced nations because the turmoil in the financial market, arising from the bankruptcy of a major U.S. investment bank in September, had a ripple effect on the real economy. Meanwhile, the growth in the emerging markets decelerated due to negative factors including the decrease in trade surplus. In addition, prices of primary commodities, which had remained at high levels, decreased in response to the rapid change in economy and the outflow of speculative funds.

In the U.S., it became clear that consumer spending and capital expenditure were decelerating, in addition to the decrease in housing investment, and the economy deteriorated rapidly following the bankruptcy of a major investment bank as described above. To cope with such circumstances, the U.S. government enacted the Emergency Economic Stabilization Act and the Economic Stimulus Act, etc. as large-scale economic measures. In the meantime, the Federal Reserve Board (FRB) introduced aggressive monetary easing policies that include non-traditional measures such as implementing a de-facto zero-interest-rate policy and purchasing treasury bonds.

In Europe, consumer spending and fixed asset investment slowed down due to price increases caused by a rise in prices of primary commodities, and exports decelerated against the backdrop of the global economic slowdown. The turmoil in the financial market aggravated the economic deterioration after autumn, and governments in each country determined to implement major stimulus measures and eased their monetary policies drastically.

In Asia, trade surplus decreased in many of the countries in response to the deceleration of the global economy after autumn, and the economies slowed down notably in countries and regions which are heavily dependent on exports. While the degree of economic deterioration was mild on the whole compared with the circumstances in advanced nations, some of the countries were faced with a sharp depreciation of their currencies due to factors such as a decrease in current account surplus.

In Japan, the trade surplus decreased drastically with the global economic deceleration and the appreciation of the yen after autumn, and employment and capital expenditure worsened and consumer spending slowed down at the same time. The Japanese government, amid a deep economic slump, hammered out various stimulus measures, and the Bank of Japan implemented monetary easing policies that include non-traditional measures such as purchasing corporate bonds.

Marubeni Corporation
Financial Results

(2) Analysis of Consolidated Financial Results

Under aforementioned business environment, consolidated financial results for FY2008 is as follows:

(millions of yen)

	FY2008	FY2007	Variance
Total volume of trading transactions	10,462,067	10,631,616	-169,549
Gross trading profit	644,803	596,916	47,887
Operating profit	234,065	200,153	33,912
Income before income taxes	21,973	55,661	-33,688
Net income	111,208	147,249	-36,041

Revenue	4,002,299	4,166,226	-163,927

(Note) For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice.
Operating profit reflects the company's "Gross trading profit", "Selling, general and administrative expenses" and "Provision for doubtful accounts".

The consolidated total volume of trading transactions for FY2008 decreased 169.5 billion yen (1.6%) year-on-year, to 10,462.1 billion yen, despite increased transactions in food operation and power projects and infrastructure operation, due to a significant decrease in transactions in energy, overseas corporate subsidiaries and branches, lifestyle and chemicals operations.

Gross trading profit grew 47.9 billion yen (8.0%) year-on-year, to 644.8 billion yen, despite decreased profit due to valuation losses of real estate properties for sale in the construction and development operations, thanks to substantial profit increases in food, metals and mineral resources in the FT, LT, IT & Innovative Business segments.

While selling, general and administrative expenses, notably payroll expenses, rose 15.5 billion yen year-on-year, operating profit increased by 33.9 billion yen (16.9%) year-on-year, to 234.1 billion yen, as a result of increased gross trading profit.

Equity in earnings (losses) decreased 33.7 billion yen (60.5%) year-on-year, to 22.0 billion yen, because the Group recognized valuation losses for logistics-related affiliates. In addition to this, there were valuation losses on listed investment securities and asset impairment of property, plant and equipment. As a result, net income for the period declined by 36.0 billion yen (24.5%) year-on-year to 111.2 billion yen.

In the meantime, "Revenue" as defined under U.S. GAAP was 4,002.3 billion yen, or 163.9 billion yen (3.9%) lower than the same period a year previous.

Financial results for each operating segment were as follows.

Food:

(millions of yen)

	FY2008	FY2007	Variance
Total volume of trading transactions	1,621,503	1,412,465	209,038
Gross trading profit	113,679	90,002	23,677
Operating profit	35,826	21,332	14,494
Equity in earnings of affiliated companies	-25,074	1,392	-27,096
Net income(loss)	-19,365	10,397	-29,762

Transactions amounted to 1,621.5 billion yen, an increase of 209.0 billion yen (14.8%) year-on-year, due to increased grain-related transactions and a food distribution affiliate made into a subsidiary during the last fiscal year. Gross trading profit amounted to 113.7 billion yen, an increase of 23.7 billion yen (26.3%) year-on-year, with the increased transactions. Operating profit amounted to 35.8 billion yen, an increase of 14.5 billion yen (67.9%) year-on-year in step with the increased gross trading profit. Equity in earnings (losses) deteriorated by 27.1 billion yen (-%) year-on-year, to 25.7 billion yen, due to valuation losses on investments in a retail-related affiliate company. In addition, there were other negative factors such as valuation losses on listed investment securities. Consequently, net income (loss) for the period decreased by 29.8 billion yen (-%) year-on-year to -19.4 billion yen.

Lifestyle:

(millions of yen)

	FY2008	FY2007	Variance
Total volume of trading transactions	490,357	587,629	-97,272
Gross trading profit	32,293	35,724	-3,431
Operating profit	7,797	7,620	177
Equity in earnings of affiliated companies	-29	-1	-28
Net income	4,033	4,057	-24

Transactions amounted to 490.4 billion yen, a decrease of 97.3billion yen (16.6%) year-on-year with decreased transactions in textile materials and apparel products. Despite an increase in profit on transactions related to natural rubber, gross trading profit amounted to 32.3 billion yen, a decrease of 3.4 billion yen (9.6%) year-on-year, reflecting the significant impact from the decrease in transactions in the above-mentioned products. In the meantime, operating profit amounted to 7.8 billion yen, an increase of 0.2 billion yen (2.3%) year-on-year, because of reduced expenses that more than offset the decrease in gross trading profit. Equity in earnings (losses) and net income were on a par with the results in the last fiscal year.

***Forest Products*:**

(millions of yen)

	FY2008	FY2007	Variance
Total volume of trading transactions	676,936	718,385	-41,449
Gross trading profit	42,749	45,263	-2,514
Operating profit	17,069	17,329	-260
Equity in earnings of affiliated companies	-2,503	2,428	-4,931
Net income	6,194	9,697	-3,503

Transactions amounted to 676.9 billion yen, a decrease of 41.4 billion yen (5.8%) year-on-year, due to the decreased transactions in businesses related to pulp and building materials. Gross trading profit decreased by 2.5 billion yen (5.6%) year-on-year to 42.7 billion with decreased profit from the Musi Pulp project and transactions related to printing papers and chips. Operating profit amounted to 17.1 billion yen, a decrease of 0.3 billion yen (1.5%) year-on-year, despite a transitory gain from reversal of allowance for doubtful accounts, due to decreased gross trading profit. Equity in earnings (losses) amounted to a net loss of 2.5 billion yen, a deterioration of 4.9 billion yen (-%) year-on-year, due to the deteriorated performance in a pulp manufacturing affiliate and the afforestation project abroad. As a result, net income for the period declined by 3.5 billion yen (36.1%) year-on-year to 6.2 billion yen.

Chemicals:

(millions of yen)

	FY2008	FY2007	Variance
Total volume of trading transactions	810,558	904,367	-93,809
Gross trading profit	30,144	30,803	-659
Operating profit	8,307	9,385	-1,078
Equity in earnings of affiliated companies	3,127	595	2,532
Net income	5,200	5,585	-385

Transactions amounted to 810.6 billion yen, a decrease of 93.8billion yen (10.4%) year-on-year, with decreased transactions in basic chemicals. Gross trading profit decreased by 0.7 billion yen (2.1%) year-on-year, to 30.1 billion yen, with reduced profit from transactions related to plastics. Operating profit amounted to 8.3 billion yen, a decrease of 1.1 billion yen (11.5%) year-on-year, due to the decreased gross trading profit. Equity in earnings (losses) increased by 2.5billion yen (425.5%) year-on-year, to 3.1 billion yen, with increased profit from overseas affiliates involved in inorganic chemicals business and synthetic rubber business. In addition to the above, there was a decrease in dividends income and valuation losses on listed investment securities. As a result, net income for the period decreased by 0.4 billion yen (6.9%) year-on-year to 5.2 billion yen.

Energy:

(millions of yen)

	FY2008	FY2007	Variance
Total volume of trading transactions	2,872,774	3,020,311	-147,537
Gross trading profit	92,359	89,300	3,059
Operating profit	64,893	58,094	6,799
Equity in earnings of affiliated companies	254	594	-340
Net income	52,045	38,864	13,181

Transactions amounted to 2,872.8 billion yen, a decrease of 147.5 billion yen (4.9%) year-on-year, with a decrease in petroleum-related transactions. Gross trading profit grew 3.1 billion yen (3.4%) year-on-year, to 92.4 billion yen, due to increased transactions notably in the oil and gas concessions. Operating profit amounted to 64.9 billion yen, an increase of 6.8 billion yen (11.7%) year-on-year, with increased gross trading profit. Although equity in earnings (losses) decreased by 0.3 billion yen (57.2%) year-on-year to 0.3 billion yen, net income for the period rose by 13.2 billion yen (33.9%) year-on-year to 52.0 billion yen with increased operating profit, as well as an increase in dividends income and gains on sales of investment securities.

***Metals and Mineral Resources*:**

(millions of yen)

	FY2008	FY2007	Variance
Total volume of trading transactions	909,641	951,648	-42,007
Gross trading profit	34,248	19,050	15,198
Operating profit	23,312	8,478	14,834
Equity in earnings of affiliated companies	11,343	16,665	-5,322
Net income	21,602	22,202	-600

Transactions amounted to 909.6 billion yen, a decrease of 42.0 billion yen (4.4%) year-on-year, despite an increase in prices of raw materials for steel making, due to reductions in prices of nonferrous and light metal products and the volume of transactions in these products. Gross trading profit rose by 15.2 billion yen (79.8%) year-on-year to 34.2 billion yen, with the increased transactions related to raw materials for steel making. Operating profit amounted to 23.3 billion yen, an increase of 14.8 billion yen (175.0%) year-on-year, in step with increased gross trading profit. Equity in earnings (losses) dropped by 5.3 billion yen (31.9%) year-on-year to 11.3 billion yen, due to decreased prices of non-ferrous and light metal products. Owing to the absence of gains on sale of investment securities that were posted in the previous fiscal year, as well as the above-mentioned factors, net income for the period declined by 0.6 billion yen (2.7%) year-on-year to 21.6 billion yen.

***Transportation Machinery*:**

(millions of yen)

	FY2008	FY2007	Variance
Total volume of trading transactions	626,788	659,722	-32,934
Gross trading profit	46,789	51,059	-4,270
Operating profit	10,498	14,489	-3,991
Equity in earnings of affiliated companies	2,807	4,486	-1,679
Net income	4,430	14,132	-9,702

Transactions decreased by 32.9 billion yen (5.0%) year-on-year, to 626.8 billion yen, due largely to the decrease in transactions in construction machinery operations. Gross trading profit amounted to 46.8 billion yen, a decrease of 4.3 billion yen (8.4%) year-on-year, because of the above-mentioned decrease in transactions. Operating profit decreased by 4.0 billion yen (27.5%) year-on-year to 10.5 billion yen, with decreased gross trading profit. Equity in earnings (losses) declined by 1.7 billion yen (37.4%) year-on-year, to 2.8 billion yen, due to the decrease in earnings in farm machinery company. In addition to the above, there were valuation losses on listed investment securities during the current fiscal year and gains on sale of investment securities and an alleviation of income tax burden in the previous fiscal year. As a result, net income for the period declined by 9.7 billion yen (68.7%) year-on-year to 4.4 billion yen.

***Power Projects and Infrastructure*:**

(millions of yen)

	FY2008	FY2007	Variance
Total volume of trading transactions	480,500	361,202	119,298
Gross trading profit	50,143	40,485	9,658
Operating profit	22,695	18,170	4,525
Equity in earnings of affiliated companies	11,475	7,917	3,558
Net income	11,528	11,483	45

Transactions amounted to 480.5 billion yen, an increase of 119.3 billion yen (33.0%) year-on-year, due mainly to the Caribbean integrated power business made into a subsidiary during the previous fiscal year. Gross trading profit rose by 9.7 billion yen (23.9%) year-on-year, to 50.1 billion, with increased transactions. Operating profit amounted to 22.7 billion yen, an increase of 4.5 billion yen (24.9%) year-on-year, with increased gross trading profit. Net income for the period remained on a par with the result in the previous fiscal year due to deteriorations in interest expense-net and minority interests, despite an increase in profit on equity in earnings (losses) of affiliated companies by 3.6 billion yen (44.9%) year-on-year to 11.5 billion yen with the acquisition of an overseas company involved in the power generation business.

Marubeni Corporation
Financial Results

***Plant, Ship & Industrial Machinery*:**

(millions of yen)

	FY2008	FY2007	Variance
Total volume of trading transactions	830,908	756,883	74,025
Gross trading profit	25,156	25,911	-755
Operating profit	6,265	5,733	532
Equity in earnings of affiliated companies	5,876	2,473	3,403
Net income	7,149	5,477	1,672

Transactions increased by 74.0 billion yen (9.8%) year-on-year to 830.9 billion yen with increased transactions related to traffic projects. In the meantime, gross trading profit declined by 0.8 billion yen (2.9%) year-on-year, to 25.2 billion yen, due to the decreased profit in domestic operating company. Operating profit amounted to 6.3 billion yen, an increase of 0.5 billion yen (9.3%) year-on-year, because of a transitory gain from reversal of allowance for doubtful accounts following debt collection. Equity in earnings (losses) of affiliated companies increased by 3.4 billion yen (137.6%) year-on-year, to 5.9 billion yen, due to an increase in profit on equity in earnings notably in the ship related business. As a result, net income for the period amounted to 7.1 billion yen, an increase of 1.7 billion yen (30.5%) year-on-year.

***Real Estate Development*:**

(millions of yen)

	FY2008	FY2007	Variance
Total volume of trading transactions	139,921	138,472	1,449
Gross trading profit	23,000	32,442	-9,442
Operating profit	3,924	14,227	-10,303
Equity in earnings of affiliated companies	-459	65	-524
Net income	-3,688	2,642	-6,330

Transactions increased by 1.4 billion yen (1.0%) year-on-year, to 139.9 billion yen, despite decreased transactions in overseas housing business, due to the increased transactions in investor-oriented real estate investment projects. Gross trading profit amounted to 23.0 billion yen, a decrease of 9.4 billion yen (29.1%) year-on-year, due to write-down of real estate properties for sale in Japan, despite the increased profit in investor-oriented real estate properties. Operating profit decreased by 10.3 billion yen (72.4%) year-on-year, to 3.9 billion yen, due to increased expenses, in addition to decreased gross trading profit. Equity in earnings (losses) of investment in affiliated companies decreased by 0.5 billion yen (-%) year-on-year to amount to equity in losses of 0.5 billion yen. In addition, there were other negative factors such as asset impairment of long-term assets. As a result, net loss (income) for the period deteriorated by 6.3 billion yen (-%) year-on-year to -3.7 billion yen.

FT, LT, IT & Innovative Business:

(millions of yen)

	FY2008	FY2007	Variance
Total volume of trading transactions	326,918	317,623	9,295
Gross trading profit	51,918	41,605	10,313
Operating profit	4,597	1,338	3,259
Equity in earnings of affiliated companies	622	765	-143
Net income	3,368	-1,884	5,252

Transactions amounted to 326.9 billion yen, an increase of 9.3 billion yen (2.9%) year-on-year, due to the PC wholesale-related business made into a subsidiary during the last fiscal year. Gross trading profit rose by 10.3 billion yen (24.8%) year-on-year, to 51.9 billion yen, because of the increased profit of a domestic IT-related company in addition to the increased transactions. Operating profit amounted to 4.6 billion yen, an increase of 3.3 billion yen (243.6%) year-on-year, with the increased gross trading profit. Equity in earnings (losses) of investment in affiliated companies decreased by 0.1 billion yen (18.7%) year-on-year to 0.6 billion yen. Net income for the period increased by 5.3 billion yen (-%) year-on-year, to 3.4 billion yen, because of the absence of the effect of losses related to fund management transactions that were posted in the previous fiscal year.

Iron & Steel Strategies and Coordination:

(millions of yen)

	FY2008	FY2007	Variance
Total volume of trading transactions	1,017	1,016	1
Gross trading profit	1,017	1,016	1
Operating profit	-390	-278	-112
Equity in earnings of affiliated companies	13,908	17,399	-3,491
Net income	14,933	16,480	-1,547

Marubeni Corporation
Financial Results

Transactions and gross trading profit amounted to 1.0 billion yen, which was on a par with the results in the previous fiscal year. Operating loss deteriorated by 0.1 billion yen (-%) year-on-year to 0.4 billion yen. Equity in earnings (losses) of investment in affiliated companies decreased by 3.5 billion yen (20.1%) year-on-year to 13.9 billion yen, due to decreased profit in domestic and overseas affiliates involved with steel related products businesses. As a result, net income for the period declined by 1.5 billion yen (9.4%) year-on-year to 14.9 billion yen.

Overseas Corporate Subsidiaries and Branches:

(millions of yen)

	FY2008	FY2007	Variance
Total volume of trading transactions	1,444,452	1,542,418	-97,966
Gross trading profit	110,503	102,967	7,536
Operating profit	28,877	20,522	8,355
Equity in earnings of affiliated companies	1,043	619	424
Net income	16,302	6,960	9,342

Transactions decreased by 98.0 billion yen (6.4%) year-on-year, to 1,444.5 billion yen, despite increased transactions in Marubeni America Corporation, due to the effect of exchange fluctuations and decreased transactions in chemicals-related transactions in Marubeni Thailand Co., Ltd. Gross trading profit rose by 7.5 billion yen (7.3%) year-on-year, to 110.5 billion yen, with increased transactions in the agrochemicals and fertilizer-related businesses in Marubeni America Corporation. Operating profit amounted to 28.9 billion yen, an increase of 8.4 billion yen (40.7%) year-on-year, in step with increased gross trading profit. Equity in earnings (losses) of investment in affiliated companies increased by 0.4 billion yen (68.5%) year-on-year to 1.0 billion yen. As a result, net income for the period grew 9.3 billion yen (134.2%) year-on-year to 16.3 billion yen.

(3) Qualitative Information on Financial Prospects for FY2009

An overview of the economic environment for FY2009 reveals that the growth rate of the global economy is projected to mark the worst postwar slump as the advanced nations on the whole will fall into negative growth and the growth in emerging markets will decelerate. However, we expect that the U.S. economy will bottom out in the second half of 2009 due partly to the effect of its fiscal and monetary policies, in response to which the global economy will gradually head toward recovery. Given these circumstances, we expect that there will be increasing momentum for the bottoming out and rebounding of the prices of primary commodities.

While we expect it will be difficult for the Japanese economy to achieve a self-sustained recovery and think that the economic stagnation will linger on for the time being, it will bottom out at a moderate pace if the global economy recovers and the upward pressure on the yen subsides. In the meantime, we expect that the Bank of Japan will maintain its monetary easing policy to provide an underpinning to the fragile economy.

Under such circumstances, we project our operating results to decrease on a year-on-year basis in business segments which are susceptible to market conditions such as the metals and mineral resources segment and energy segment but performance in business segments such as food segment and power projects and infrastructure segment will remain relatively steady and support the earnings of the Group.

＜Consolidated financial prospects for FY2009＞ (billions of yen)

	Forecast FY2009	Results FY2008
Total volume of trading transactions	8,000.0	10,462.1
Operating profit	125.0	234.1
Income before income taxes	135.0	200.9
Net income	80.0	111.2
Net income per share (yen)	46.07	64.04

(Note)

" Net income" and "net income per share" in the consolidated financial prospects for FY2009 represent "Net income attributable to Marubeni Corp.'s shareholders" and "Net income attributable to Marubeni Corp.'s shareholders per share", respectively. "Net income attributable to Marubeni Corp.'s shareholders" and "Net income attributable to Marubeni Corp.'s shareholders per share" each corresponds to "net income" and "net income per share" in the FY2008.

Marubeni Corporation
Financial Results

<Major assumptions>

Foreign exchange rate: USD1 = 95yen

JPY TIBOR: 0.800%

USD LIBOR: 1.300%

Oil North Sea Brent: USD50 / Barrel

Copper LME: USD4,400 / MT

Notes to the description about future: The above-stated projections are based on information that is available as of the date of release of this material and on certain assumptions considered reasonable. Actual business results may vary for a variety of causes which may arise in the future.

(4) Analysis of Consolidated Financial Conditions

① Conditions of Assets, Liabilities and Shareholders' Equity

(billions of yen)

	March 31 2009	March 31 2008	Variance
Total assets	4.707.3	5,207.2	-499.9
Shareholders' equity	567.1	779.8	-212.6
Interest-bearing debt	2,533.8	2,442.3	91.5
Net interest-bearing debt (Net D/E ratio)	1,911.6 3.37times	2,002.0 2.57 times	-90.4 0.80 points

Net interest-bearing debt after factoring out impact of FAS No.133 (Net D/E ratio)	1,894.4 3.34 times	1,988.8 2.55 times	-94.4 -0.79 points

Net interest-bearing debt is calculated as cash and cash equivalents subtracted from interest-bearing debt (sum of long-term and short-term debts and bonds).

Total consolidated assets decreased 499.9 billion yen from the end of the previous fiscal year to 4,707.3 billion yen because of a decrease in investments in and long-term receivables due from affiliated companies, accounts receivable and net property, plant and equipment. Gross consolidated interest-bearing debt declined 90.4 billion yen from the end of the previous fiscal year to 1,911.6 billion yen due to an increase in financing to meet the financing requirements for new investments while there was an increase in cash and cash equivalents. Despite the addition of net income, consolidated shareholders' equity dropped by 212.6 billion yen from the end of the previous fiscal year to 567.1 billion yen due largely to the deterioration of currency translation adjustments and unrealized gains (losses) on investment securities and derivatives. As a result, the net debt/equity ratio was 3.37 times.

② Cash Flows

Cash and cash equivalents at the end of the period were 573.9 billion yen, a decrease of 171.6 billion yen from the end of the previous fiscal year.

(Operating activities)

Net cash generated from operating activities amounted to 343.6 billion yen despite the increase of working capital, due to steady operating income mainly from overseas mineral resources-related subsidiaries.

(Investing activities)

Net cash used in investment activities was 387.1 billion yen, primarily because of the execution of new investments in overseas natural resources-related projects and power projects.

As a result, free cash flow for the period was negative 43.5 billion yen.

(Financing activities)

Net cash generated from financing activities came to 257.6 billion yen as a result of the financing by short-term and long-term debt to meet the financing requirements for new investments.

(5) Basic Policy Regarding Earnings Appropriation and Dividends of FY2008 and FY2009

Marubeni recognizes that its important corporate responsibilities lie in paying stable dividends to shareholders in a consistent manner as well as maximizing corporate value and competitiveness by building up and effectively utilizing internal reserves. With regard to dividends, the Company applies a new basic policy to determine dividend aiming for consolidated payout ratio of around 15%, based on the principle of linking dividends to the company's business results for each term, in consideration of a clear profit distribution to our shareholders.

As for the frequency of dividend distribution of surplus for each fiscal year, the Company retains its conventional manner to pay dividend twice a year—interim and year-end dividends. As the Company's Articles of Incorporation prescribe, pursuant to the provisions of Article 459, Section 1 of the Companies Act, its Board of Directors is entitled to resolve and distribute surplus, it is our basic policy that payment of each dividend is to be resolved by the Board of Directors.

In accordance with the aforementioned basic policies, the annual dividend per share for FY2008 is expected to be 10 yen (of which, interim dividend of 7 yen have already been paid), a decrease of 3 yen from the previous year, in light of the fact that consolidated net income amounts to 111.2 billion yen. Therefore it is to be resolved at the board meeting scheduled on May 18, 2009, that the year-end dividend on common stock for FY2008 shall be 3 yen per share, and the payment date shall be May 29, 2009.

Concerning retained earnings, the Company plans to allocate them into investments and loans in the strategic fields, which consequently contribute to shareholders' profit through improvement of future business performance.

With respect to the annual dividend on common stock for Fiscal 2009, we plan to distribute 7 yen per share (an interim dividend of 3.5 yen and a year-end dividend of 3.5 yen).

(6) Risk Information

Major risks that could have a serious impact on investor decisions associated with the business operations and other activities of Marubeni Corporation and its consolidated subsidiaries are outlined below. The risks discussed, however, are not inclusive of the full range of possible risks faced in the broad range of activities engaged in by Marubeni and its consolidated subsidiaries. Any number of additional risks other than those discussed below could also impact business performance. Furthermore, risks considered to have a low likelihood of materializing have also been disclosed, from the perspective of enduring proactive information disclosure. Forward-looking statements with respect to the risks discussed below reflect the reasonable judgment of the Company's management based on information available as of March 31, 2009.

(1) Risks regarding overall Marubeni Operations

① Impact of the Japanese and global economies on the Marubeni Group

Marubeni (the "Company") and its consolidated subsidiaries (together, the "Group") are a general trading company engaged in a wide range of business activities in Japan and over 70 countries. Since the business activities of the Group encompass a variety of commercial and investment activities throughout a broad spectrum of industries in both in Japan and overseas that include the production and procurement of primary commodities such as resources as well as the manufacture and sale of finished goods, the Group feels the effects from the economies in Japan and the countries in which it does business as well as the global economy as a whole. Any worsening or slowdown in these economies carries the possibility of a negative impact on the operating activities, performance and financial position of the Group.

② Credit risks regarding business partners

The Group extends credit to business partners in various forms such as notes and accounts receivable-trade, advance payments to suppliers, loans, guarantees and other means, and the Group concludes merchandise supply, subcontracting, operational outsourcing, and other types of contracts with business partners, as part of sales activities. The incurrence of credit risk due to the inability of business partners to fulfill their credit obligations or a breach of contract by these business partners could negatively impact business results and financial position of the Group.

To protect against such credit risks, the Group carries out thorough risk management when granting any credit. However, there is no assurance that such measures will completely prevent the occurrence of credit risk. Moreover, in preparation of any possible loss incurred by the exteriorization of such credit risks, the Group maintains an allowance for doubtful account based on a prior assessment and estimate of the creditworthiness of business partners, collateral value and other set factors. Nevertheless, actual losses may exceed these established allowances.

③ Investment risk

The Group, both independently and in collaboration with other companies, establishes new companies and purchase existing enterprises in the course of their business operations. Most of these business investments are of minimal liquidity and require sizeable amounts of capital. The Group may be unable to withdraw from such businesses in an optimal manner or timeframe, which could inevitably require the commitment of an additional expenditure of capital.

To address the risk associated with investment activity and other means, when making any new investments, the Group conducts thorough risk management that also includes an a review as to whether such investments are generating good return enough to compensate for their risk. However, a decline in the value of these investments or the necessity of additional expenditures of capital may adversely affect the business results and financial condition of the Group.

④ Concentration of risk exposure

Certain parts of the commercial and investing activities of the Company and its consolidated subsidiaries, including business activities in Indonesia, Chile and the Philippines, are conducted with a high degree of concentration in specific investees, markets or regions. Marubeni classifies each country according to differing levels of country risk, establishes trading control criteria for each country, and executes necessary control and management in such a manner as to assure that its overall portfolio will remain proper and prudent. However, if the business performances of such investees turn out to be poor or if the business environment in such markets or regions deteriorates, the business performances and financial positions of the Company and its consolidated subsidiaries may be adversely affected.

⑤ Ability of fund-raising and funding cost

The Group engages in fund-raising with an emphasis on maintaining an optimal mix of funding in line with the requirements of their respective asset portfolios and ensuring liquidity. However, significant disruptions in major domestic and overseas financial markets, shortages of cash flow from operating activities, declining profitability, failure in asset-liability management, or significant downward revisions in the Group's credit ratings by the rating agencies could constrain fund-raising or lead to an increase in funding cost, which may adversely affect the business results and financial condition of the Group.

⑥ Market risks

i) Fluctuations in the prices of goods and merchandise

Since the Group handles a variety of merchandise, and enters into commodity futures and forward contracts to mitigate the risk of fluctuations in market conditions for certain merchandise, contracts and anticipated transactions, changes in their respective market conditions may adversely affect the business results and financial condition of the Group.

In addition, the Group is engaged in resources and energy development businesses and other manufacturing businesses. Changes in market conditions relating to the products and manufactured goods sold by these businesses may adversely affect the Group's business results and financial conditions.

ii) Market liquidity (liquidity risk))

The Group hold a variety of assets including financial products which are traded in the market. The market liquidity of the assets held by the Group may decrease significantly due to factors such as turmoil in the financial market, as a result of which the value of the assets held by the Group may decline. In such a case, business results and financial conditions of the Company and its consolidated subsidiaries may be adversely affected.

iii) Fluctuations in foreign currency exchange rates

The Group conducts transactions under a variety of currencies and terms, and enters into forward-exchange contracts and other derivative transactions to mitigate the risk of exchange rate fluctuations associated with transactions, receivables and liabilities denominated in foreign currencies. However, changes in market exchange rates may adversely affect the business results and financial condition of the Group.

iv) Fluctuations in interest rates

The Group raises necessary funds from financial institutions, the issuance of bonds and other means from capital markets. Further, the Group has interest-bearing debt at fixed interest rates or at floating interest rates. While the interest from the majority of the operating assets held by the Group offsets the interest rate risk associated with debt through Asset-Liability Management, the Group utilizes interest rate swaps and other means to mitigate the risk of interest rate fluctuations. However, changes in market interest rates may adversely affect the business results and financial condition of the Group.

v) Gains and losses on marketable debt and equity securities

To strengthen business relationships and for other purposes, the Group invests in marketable debt securities, marketable equity securities and other types of securities. At the time of purchase, these securities are classified as trading, held-to-maturity, or available-for-sale securities.

Trading and available-for-sale securities held by the Group carry the risk of fluctuations in original value due to changes in the fair value. The posting of impairment losses on these securities at low points in fair value may adversely affect the business results and financial condition of the Group.

vi) Risks concerning employees' retirement benefit expenses

As pension assets of the Group include domestic and foreign stocks and bonds, sluggish performance in securities markets could decrease its asset values and increase its pension expenses or could require the Group to accumulate pension assets. In such an event, the Group's business results and financial conditions may be adversely affected.

⑦ Losses on fixed assets such as real estate and machinery

The Group owns fixed assets such as real estate and machinery which is sold or leased to third parties or used for the Group's own purposes. Such fixed assets have the potential to cause losses if they experience a decline in value. Although the Group depreciates these fixed assets in conformity with U.S. accounting standards, if they experience a severe drop in value, this may adversely affect the business results and financial condition of the Group.

⑧ Laws and regulations

In the course of operations, the Group is subject to a broad range of laws and regulations both in Japan and other applicable countries. Changes in or unanticipated interpretations of these laws and regulations could increase the obligations pertaining to legal and regulatory compliance placed on the Group. Accordingly, changes or altered interpretations of laws and regulations may result in punitive measures, including the interruption of the Group's operating activities, lower the Group's credibility or cause the occurrence of other circumstances that may adversely affect the business results and financial condition of the Group.

⑨ Significant litigation

In the course of business activities in Japan and overseas, the Group may be party to litigation, disputes and other legal proceedings. When party to such litigation, predicting the outcome is impossible given the inherent uncertainty of these matters. Such litigation may adversely affect the business results and financial condition of the Group.

⑩ Environmental Risk

The Group conducts business activities globally across a broad range of industries. Environmental pollution as a result of these activities could result in business stoppage, decontamination expenses or legal fees in response to litigation by local residents, which could damage its social reputation. In order to cope with such environmental risks, the Group introduced an environmental management system in fiscal 1999, under which environmental impact evaluations are made for each new financing and development project as a means of assessing the potential environmental burden and reducing environmental risks. This notwithstanding, there is a possibility that potential environmental burdens will materialize and may adversely affect the business results and financial condition of the Group.

⑪ Natural Disaster Risk

Earthquakes and other natural disasters could cause damage and loss to the Group's offices and facilities and inhibit the normal business activities of the Group. While every effort has been made to implement appropriate countermeasures such as the preparation of disaster preparedness manuals, study of business continuity plan, earthquake countermeasures and fire prevention drills, as the potential for damages from natural disasters cannot be completely mitigated, such disasters may adversely affect the business results and financial condition of the Group.

⑫ Other risks inherent and related to overall Marubeni operations

Negligence on the part of employees charged with executing business operations, and malfunctions pertaining to computer systems supporting business activities are among the other risks that may adversely affect the business results and financial condition of the Group.

(2) Risk Management

The Group has adopted a circular method for decision-making on individual transactions involving significant extensions of credit or amounts of investment. Once done, decision-making over large new projects is handled by the submission of periodic reports to the Corporate Management Committee in an effort to further strengthen individual risk management.

From the perspective of diversifying overall risk, integrated risk management is carried out by gaining a clear understanding of possible risks (measurable risks) through quantitative analysis of factors such as market risk, credit risk and investment risk as they relate to a particular country, industry or trading partner. A basic risk management policy and internal rules have been established for comprehensive risk management to enable decision-making and monitoring to be carried out appropriately, and the organization, reporting lines, methodology and system infrastructure to implement this policy and system of rules and regulations has been put in place.

On the other hand, for risks that is not readily amenable to quantitative analysis such as compliance risk (risks that cannot be measured), corporate governance has been strengthened and a system of internal controls have been put in place to prevent the occurrence of problems by means of shoring up the system of compliance oversight.

Nevertheless, there is a possibility that the Group's system of risk management may not function adequately to address a diverse number of risks that either presently exist or may arise in the future in relation to the broad range of business activities conducted by the Group, and in that case, the business results and financial condition of the Group may be adversely affected.

(3) The Medium-term Management Plan

The Group inaugurated its new two-year medium-term management plan, "SG2009" in April 2008, but as is mentioned in "3. Management Policy (1) Basic Management Policy", its numerical targets were revised. The revised numerical targets of the Plan are to achieve two-year consolidated net income of over 190 billion yen, a net debt to equity ratio of around 2.5 times, risk asset of within shareholders' equity, a ROA of about 2%. By achieving these quantitative targets, the Group will achieve shareholders' equity of around 730 billion yen and ROE of around 12%.

However, these targets were prepared based on certain assumptions, hypotheses and projections regarding the persistence of certain economic conditions, industry trends, and other concerns that were deemed appropriate at the time of development. A number of unknown and uncontrollable factors including changes in the business environment could prevent us from achieving these targets.

(4) Significant Accounting Policies and Estimates

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted and recognized in the United States. In preparing important accounting policies and these statements, certain accounting estimates and assumptions are utilized as needed when calculating assets and liabilities as of the fiscal year-end, the disclosure of contingent assets and liabilities, and earnings and expenses incurred during the year. In determining accounting estimates and assumptions, the management of the Company makes what it believes to be a reasonable inference based on experience and on a case-by-case basis. Thus, estimates and assumptions made in this way may have an inherent degree of uncertainty, and actual results could differ from those estimates.

The management considers those estimates and assumptions are reasonable, however, in case there are unexpected changes, they could have a material impact on the Company's consolidated financial statements.

2. Business Group

The Company and its consolidated subsidiaries conduct diversified business activities such as importing and exporting (including international business transactions) and domestic business transactions, while providing various services and making internal and external business investment and resource development in broad-ranging fields of food, textiles, materials, pulp and paper, chemicals, energy, metals and mineral resources, machinery, real estate development, finance, logistics, and information-related fields and other businesses, making the most of our worldwide business bases and information network.

The Company breaks its operating segments into 12 segments identified by products, in addition to overseas corporate subsidiaries and branches.

Below are our products and services, and some of our major group firms by operating segment.

Effective April 2008, the segments of Textile, Forest products & general merchandise, Transportation & Industrial Machinery, Power Projects, Plant, Ship & Infrastructure Projects, Information & Communication and Finance, Logistics & New Business have been reorganized as Lifestyle, Forest Products, Transportation Machinery, Power Projects & Infrastructure, Plant, Ship & Industrial Machinery, and FT, LT, IT & Innovative Business. Furthermore, "Domestic Branches and Offices" which used to be included in "Corporate & Elimination" was distributed into each product segment.

Food: This group produces and distributes all sorts of foods such as fodder, soy beans, grain, sugar, processed food and beverages, raw materials, foodstuffs for commercial use, and agricultural and marine products.

Subsidiaries: Marubeni Nisshin Feed Co., Ltd., Pacific Grain Terminal Ltd., Nacx Nakamura Corporation, Yamaboshiya Co., Ltd., Cia. Iguaçu de Café Solúvel, Columbia Grain International

Affiliated companies: Toyo Sugar Refining Co., Ltd., The Nisshin OilliO Group, Ltd., The Daiei, Inc., The Maruetsu, Inc., Tobu Store Co., Ltd.

Lifestye: The Group deals with wide-ranging products in the Lifestyle segment including clothing, footwear, interior goods, sundry goods, office equipment, fitness machines and tires. In addition, the Group operates various businesses from planning, manufacturing, importing, and wholesaling of products to brand development, consulting services and business investment, while providing a variety of services, both domestically and internationally.

Subsidiaries: Marubeni Fashion Link, Limited, Marubeni Intex Co., Ltd., Marubeni Mate Co. Ltd, Marubeni International Commodities (Singapore)

Affiliated companies: Fabricant Co., Ltd.

Marubeni Corporation
Business Group

Forest products: This group manufactures and distributes raw materials for paper production, paper and cardboard, and takes part in afforestation projects and sells housing materials both domestically and internationally.

Subsidiaries:	Marubeni Pulp & Paper Sales Co., Ltd., Koa Kogyo Co., Ltd., Marubeni Building Materials Co., Ltd., Tanjungenim Lestari Pulp & Paper
Affiliated companies:	Marusumi Paper Co., Ltd., Daishowa-Marubeni International Ltd.

Chemicals: This group handles a wide variety of goods ranging from upstream, such as basic petrochemicals, to downstream, such as electronic materials and agrochemicals. Focusing on Middle East and South West Asia, as well as China, as a priority market, this group is conducting business with a balance between investment and trade.

Subsidiaries:	Marubeni Plax Corporation, Marubeni Chemix Corporation
Affiliated companies:	Dampier Salt Limited, CMK Electronics (Wuxi) Shen Hua Chemical Industrial Co., Ltd.

Energy: This group focuses on products related to energy such as oil and gas, etc. It also takes part in various sorts of businesses which benefit from the development of resources through retail such as gas stations.

Subsidiaries:	Marubeni Energy Corporation, Marubeni Oil & Gus (USA) Inc.
Affiliated companies:	Shenzhen Sino-Benny LPG Co., Ltd. Mitsui Marubeni Liquefied Gas Co., Ltd.

Metals and mineral resources: This group produces, processes and sells nonferrous light metals both domestically and internationally, in addition to developing and trading of raw materials for production of steel and light metals internationally.

Subsidiaries:	Marubeni Metals Corporation, Marubeni Tetsugen Co., Ltd., Marubeni LP Holding B.V., Marubeni Aluminium Australia Pty. Ltd., Marubeni Coal Pty. Ltd.
Affiliated companies:	Toyo-Memory Technology Sdn. Bhd. Resource Pacific Holdings Pty Limited

Marubeni Corporation
Business Group

Transportation Machinery: This group focuses on domestic and international trade (export import, wholesale, and retail) in aerospace and defense systems, automotive, construction and agricultural machinery, and other transportation related machinery, as well as automobile machinery; and related services such as loans and investments, trade finance, leasing and overseas business support services.

Subsidiaries: Marubeni Aerospace Corporation, Marubeni Aviation Services Ltd., Marubeni Auto & Construction Machinery America, Inc.

Affiliated companies: Kubota Europe S.A.

Power Projects & Infrastructure: This group develops, invests in, and operates power projects and infrastructure projects, especially power generation (including desalinization, co-generation and wind power projects), while undertaking the procurement and installation of generators, power distribution grids, electrical substations, potable water treatment and wastewater treatment as well as making loans and investments to other new technologies and business models in the alternate energy field. In the telecommunications field, the group is involved in export, offshore trade, and investment in communications, broadcasting and information systems.

Subsidiaries: Marubeni Power Systems Corporation, Marubeni Power Development Corporation, Axia Power Holdings B.V., Marubeni Caribbean Power Holdings, Inc., Aguas Decima S.A.,

Affiliated companies: Uni-Mar Enerji Yatirimlari A.S., TeaM Energy Corporation, Lion Power Holdings Pte., Hsin Tao Power Corporation

Plant, Ship & Industrial Machinery: This group deals with equipment procurement and construction of oil, gas, chemical environmental, steel, cement and other industrial plants, infrastructure development such as railway/airport and paper & pulp manufacturing machinery, alternative energy facilities, and other industrial machineries; origination and management of projects in domestic and overseas markets. Also included in the division are trading, leasing, and charter of various types of cargo vessels and tankers.

Subsidiaries: Marubeni Tekmatex Corporation, Marubeni Protechs Corporation, Marubeni Techno-Systems Corp., Royal Maritime Corporation, Midwest Railcar Corporation

Affiliated companies: Kaji Technology Corporation, Energy Infrastructure Investment Pty Ltd

Marubeni Corporation
Business Group

Development and Construction: In addition to a housing business that focuses on the development of the "Grand-Suite" series condominiums for sale in Japan, this Group operates a broad range of real estate-related businesses, including a real estate development business dealing in residences and office buildings, overseas as well as intermediary and development businesses of REIT/investment fund-oriented real estate properties.

Subsidiaries:	Marubeni Real Estate Co., Ltd., Marubeni Real Estate Sales Co., Ltd., Marubeni Community Co., Ltd, Shanghai House Property Development
Affiliated companies:	Tipness Co., Ltd., Koshigaya Community Plaza Co., Ltd.

FT, LT, IT & Inovative Business: Both domestically and internationally, this group is involved in various financial businesses such as investment finance - fund management and fund investment - and financial product trading, while in the logistics area, it operates forwarding business and logistics related consultation, among others. In the insurance area, it operates an insurance intermediary business. In communication business area, this group deals with export/import and domestic sales of personal computers and related products, IT related businesses including IP network infrastructure businesses, ASP/ISP businesses, cell phone related businesses, computer systems development, IT solution businesses, cable TV, CS and other broadcasting businesses, and IC tag/RFID business.

In innovative business area it takes part in emission trading business in addition to investing in biotechnology-related area and new technology area.

Subsidiaries:	Marubeni Logistics Corporation, Marubeni Safenet Co., Ltd, Marubeni Telecom Co., Ltd., Marubeni Information Systems Co., Ltd., Marubeni Infotec Corporation, Global Access Ltd., VECTANT Ltd.
Affiliated companies:	MG Leasing Corporation, Eastern Sea Leam Chabang Terminal Co., Ltd.

Iron & Steel Strategies and Coordination: This group is involved in domestic and international manufacture, processing and sales of steel related products such as steel plate, steel pipe, and special steel, operated by its affiliated companies such as Marubeni-Itochu Steel Inc. Also, the group provides its customers with high value-added solution services.

Affiliated companies:	Marubeni-Itochu Steel Inc., Marubeni Construction Material Lease Co., Ltd., Thai Cold Rolled Steel Sheet Public Co., Ltd.

Marubeni Corporation
Business Group

Overseas corporate subsidiaries and branches: Overseas corporate subsidiaries and branches are located throughout the world, and handle various merchandises and perform related activities.

Overseas corporate subsidiaries: Marubeni America Corporation, Marubeni Europe p.l.c.

Corporate and administration, etc.: This group carries out financial services, group finance, etc.

Subsidiaries: Marubeni Financial Service Corporation, Marubeni Personnel Management Corporation

3. Management Policy

(1) Basic Management Policy

The Group has been promoting its two-year medium-term management plan called "SG2009" since FY2008.

In "SG2009", the Group aims to build a strong revenue base that can survive any changes in the management environment and achieve sustainable growth by establishing a strict risk management system, in addition to accumulating prime assets and pursuing asset efficiency with a view to further step up its revenue base and financial strength, which were bolstered through implementation of the "G" PLAN.

However, the global economy deteriorated rapidly from the second half of FY2008, which triggered issues such as a decline in demand, slowdown in consumption and plunge in market prices, making it difficult for the Group to attain numerical targets of SG2009. Therefore, we revised the numerical targets of the Plan as listed in the following. In the meantime, we will maintain the basic policy of "SG2009" in which we will strive to achieve sustainable growth over the medium and long term.

The revised main quantitative targets and results for FY2008 of the "SG2009" are as summarized in the following table:

	Initial targets	Revised targets	Results for FY2008
Consolidated net income	Total 350.0 billion yen over 2 years	Total 190.0 billion yen over 2 years	Total 111.2 billion yen
Consolidated net D/E ratio	2.0-2.5 times range	Around 2.5 times	3.37 times
Risk assets	Within shareholders' equity	Within shareholders' equity	673.7 billion yen (shareholders' equity : 567.1billion yen)
ROA	Over 3%	Around 2%	2.24%

By achieving these quantitative targets, the Group will achieve shareholders' equity of around 730 billion yen (Since FY2009, "Shareholders' equity" includes "noncontrolling interest") and ROE of around 12%.

(2) The Progress of the medium-term management plan "SG2009"

The Progress of "SG2009" for the fiscal year under review is as following.

Consolidated net income for the fiscal year under review amounted to 111.2 billion yen. This indicates that we achieved the revised numerical targets of SG2009 for net income of 190.0 billion yen in total over two fiscal years by 58.5%. In addition, we recorded total assets at the end of the current period of 4,707.3 billion yen and ROA of 2.24% as a result of executing new investments and loans in priority fields.

From the financial aspects, while net income increased, shareholders' equity decreased by 212.6 billion yen from 779.8 billion yen at the end of the previous fiscal year, to 567.1 billion yen to fall below the risk asset, due to negative factors including a decline in prices of its shareholdings and the yen's further appreciation. In the meantime, consolidated net D/E ratio as of the end of the period under review was 3.37 times, which was a deteriorated of 0.8 point from 2.57 times at the end of the previous fiscal year as a result of the decline in shareholders' equity.

With respect to various measures of SG2009, the Group allocated management resources to priority fields from the medium- and long-term viewpoints and executed new investments and loans of approximately 300.0 billion yen during the period under review. In the mineral resource and energy operations, for instance, the Group acquired a 30% stake each in the copper mine concessions in Esperanza and El Tesoro copper projects in Chile and increased the shareholding in Resource Pacific Holding Pty Limited, a coal mine operating and management company in Australia, to about 22%. In the overseas I(W)PP field, the Group acquired Senoko Power Ltd. in Singapore and took a stake in part of concessions in a combined thermal power plant of Hsin Tao Power Corp. in Taiwan.

In FY2009, the Group will place more emphasis on defense in the light of recognition of the current severe business environment and implement efforts for improving financial standing and enhancing profitability as priority measures. As for allocation of management resources in priority fields, we initially set a target of executing new investments and loans of about 600 billion yen over the two years. However, we will place a higher priority on improving our financial position and execute new investments and loans after going through a careful screening process without sticking to the figure of 600 billion yen.

As for our measures for promoting utilization and promotion of diverse human resources, the Group established special-purpose subsidiaries to offer an in-house business school with the purpose of developing human resources who will take on leading roles in consolidated management and training programs in the head office for overseas national staff, as well as developing better working environments for employees with disabilities. In addition, we are promoting a good balance between work and life and striving to develop and improve the working environment for employees. In order to create an environment in which employees feel the child-care system more accessible in particular, we are facilitating understanding and penetration of the system by means such as creating a "Child-bearing and child-care support handbook".

In order to make full use of its comprehensive ability, the Group promoted company-wide efforts with growth markets and important business partners, while facilitating interdepartmental cooperation, through the In-house Cooperation Committee and worked on enhancing profitability by combining investment and regional strategies.

The Group actively puts efforts into corporate social responsibility (CSR) initiatives in a broad spectrum of fields including human rights protection, compliance, social action and environmental protection. Concerning incorporation into the Social Responsibility Investment (SRI) index, the Group was selected as an index component of the world-famous Dow Jones Sustainability World Index (DJSI World) in September 2008, in addition to the FTSE4Good Global Index and the Morningstar Social Responsible Investment Index (MS-SRI), in which it had already been included as a member company. In addition, we established the "Supply Chain CSR Guidelines" (both in Japanese and English) so that the Group, together with its business partners, can facilitate efficient CSR results. In the meantime, details of its CSR activities are being introduced broadly to our stakeholders via the Group's CSR Reports.

As for our measures for CSR, the Group newly set up the Internal Control Committee in April 2008, with the aim of further enhancing internal control, as it was the first year of application of the internal control reporting system which was prescribed in the Financial Instruments and Exchange Act. This committee developmentally took over the activities of the internal control system promotion task force and further enhanced the system for ensuring appropriate financial reporting. In addition, the committee is also in charge of a system for ensuring the appropriateness of operations of the company as described in the Companies Act and reviewing the system on a regular basis to improve it further.

(3) Business Performance by Operating Segment

Specific activities by operating segment for the fiscal year under review are given below.

●Food

This division pressed ahead with upstream strategies with the focus on grain transactions and food distribution strategies that center on capital and business alliances with mass merchandisers. With regard to the upstream strategies, the division expanded sales channels for grains in the growth markets of China, Southeast Asia and the Middle East; acquired grain consolidation facilities in North America; and enhanced its grain consolidation network to strengthen its supply capability. Concerning the food distribution strategies, the division took a stake in AEON TOPVALU Co., Ltd. and AEON GLOBAL MERCHANDISING Co., Ltd, which are subsidiaries of AEON Co., Ltd., against the backdrop of its capabilities in globally procuring raw materials and products and launched a supply of products. In addition, the division signed a business alliance agreement with SOTETSU ROSEN Co., Ltd. In FY2008, valuation losses on investments in retail-related affiliated companies and listed investment securities negatively affected the performance of the segment.

●Lifestyle

This division was faced with a severe business environment surrounding lifestyle products as represented by cost increases caused by higher prices of raw materials and fuels in the first half of FY2008 and sluggish consumption following the deterioration in the global economy in the second half of the period. However, it was able to enhance its earnings base, backed by efficient operations of production bases and cost competitiveness that are the division's strengths, development of new production bases and proposal of projects that suit consumption trends. In addition, the division worked on venturing into new businesses by taking a stake in ASPLUND Co., Ltd., which deals in lifestyle products, introducing U.S. brand products and releasing new kimono brands in Japan.

●Forest Products

While this division maintained a favorable performance in the first half of FY2008, transactions decreased in the second half of the period due to the significant decline in demand in all the fields of products and raw materials against the backdrop of the deterioration in the global economy. Under such circumstances, the division strived to secure profit by means such as cost reduction and increasing the operational efficiency in afforestation and chip manufacturing business and pulp manufacturing-related business. In addition, the division successfully started up operation of new machines in the cardboard paper maker in China whose business it takes part in as a foothold for boosting earnings in the future.

●Chemicals

In the petrochemical field, while the market conditions deteriorated drastically following the sharp decline in crude oil and naphtha prices and significant decline in demand in the second half of FY2008, business transactions for olefin increased due to a reinforcement of logistics including a buildup of the dedicated tanker fleet, as a result of which this division was able to minimize its earnings decline. In the field of inorganic and agrichemical products, agrichemicals sales businesses overseas were strong on the whole. In the fields of plastic and electronic materials, meanwhile, business transactions decreased substantially due to the effect of a drastic production cut in the automobile and electrical and electronics industries in the second half of the period.

●Energy

While resource prices fell sharply in the second half of FY2008, this division maintained healthy earnings mainly in the energy-resource development business, including oil and gas development and LNG projects abroad, due to favorable market conditions up until the first half of the period. In the energy-resource development field, the division pressed ahead with efforts for expanding production volume in the future that include successful exploration in the Gulf of Mexico in the U.S. In the trading field, the division expanded petroleum trading transactions with Venezuela's state-owned oil company. In the marketing field, the division completed integration of LPG business in Japan with other companies. In the nuclear fuel field, the division launched test production on a uranium mine in Kazakhstan.

●Metals & Mineral Resources

While this division enjoyed robust earnings both in trading and business investments in the first half of FY2008, it was faced with earnings deceleration in the second half of the period due to the effect of deterioration in the global economy. In the meantime, the division executed investments in large-scale businesses with a competitive edge from a medium- and long-term viewpoint. For instance, the division acquired a 30% interest in the copper mine project concessions in Esperanza and El Tesoro in Chile and increased the percentage of its share ownership in Resource Pacific Holdings Pty, Limited, an Australian company operating the mining business, to about 22 percent. In addition, the division pursued selection and concentration in the downstream fields. In the field of new business, the division signed a business cooperation agreement for underground coal gasification technology in Vietnam.

●Transportation Machinery

In the aerospace and defense fields, this division maintained a relatively strong performance and delivered the first jet airliner which was made in Brazil for the Japanese market. In addition, the division took a stake in the sales subsidiary of a German defense and construction machinery engine maker in Japan. In the fields of automobiles, construction machinery, agricultural machinery, automobile facilities and machine tools, the division was faced with deceleration in business because of postponement of projects and contracts in the second half of FY2008 due to the slowdown in the U.S. and European markets following the deterioration in the global economy and demand declines in emerging nations triggered by credit policy tightening.

●Power Projects & Infrastructure

In the IPP field, this division acquired Senoko Power Limited, the largest power generation company in Singapore, and an interest in Hsin Tao Power combined thermal power plant in Taiwan. In addition, the division bought out a major total energy company in Australia. In the EPC field, the division received an order to construct complete cogeneration power generation facilities from Glow Energy Public Company Limited, a major private power generation company in Thailand. In addition, it accepted an order from Qatar General Electricity & Water Corporation to construct and lay down a pump station and water pipes for one of the largest sewage treatment plants in the Middle East.

●Plant, Ship & Industrial Machinery

In plant operations, this division consecutively received orders to construct alumina refineries for Vietnam and took a stake in a total energy company in Australia jointly with the Power Projects & Infrastructure Division. In the traffic project field, the division acquired a stake in a freight wagon leasing company in Australia following the acquisition of a similar company in the U.S. In the ship business, earnings were robust in the first half of FY2008 due to favorable conditions in the chartering market. In the industrial machinery field, sales of pulp and paper machinery for Asia, as well as private power generation facilities and photovoltaic manufacturing machinery, were strong.

●Real Estate Development

In the domestic sales of condominiums, this division completed construction of and successfully sold Aquarena Kawasaki located in Kawasaki City, a large-scale condominium development project in the Tokyo metropolitan area. In the field of investor-oriented real estate properties, the division launched the development of a 26-story office building in the Minato-mirai district in Yokohama City. In the overseas markets, The division sold the first stage of Haoshi Rokumeikan apartments in Shanghai, China. However, worsening of the real estate market conditions, as represented by a decline in condominium sales, put a squeeze on the division's earnings.

●FT, LT, IT & Innovative Business

While this division's earnings decelerated due to negative factors including sluggish finance operations following the deterioration in the global economy and slowdown in freight movements and contraction of the insurance market, its business remained robust in the fields of information and communication and emissions trading. In addition, the division implemented measures that look to the future, such as expanding buyout investments, establishing a domestic logistic company in China jointly with a local company, taking a stake in a call center management company to enhance its outsourcing capability and supplying emissions rights to the carbon offset-nenga (new year greeting card) donation business.

●Iron & Steel Strategies and Coordination

This division's earnings were strong in the first half of FY2008 due to increases in prices of steel products caused by soaring prices of steel raw materials, in addition to a steady demand for steel products. In the second half of the period, however, its business decelerated because the deterioration in the global economy had a significant impact on the fields that have a demand for steel raw materials, which triggered a decline in steel demand and a sharp fall in steel prices both domestically and internationally. Despite the above circumstances, Marubeni-Itochu Steel Inc. implemented proactive sales activities mainly in the fields related to energy and automobiles that have a demand for steel.

●Overseas Subsidiaries and Branches

Marubeni America Corporation posted the largest profit ever due mainly to the significant profit increase in Helena Chemical Company, a subsidiary of the company involved in the distribution of agrichemicals and fertilizers. Marubeni Europe plc. also achieved a profit upturn due partly to the sell-off of businesses. In addition, this segment enjoyed buoyant business transactions notably in metals and mineral resources and machinery operations reflecting the favorable market conditions in the first half of FY2008 and its performance, including subsidiaries in China, Taiwan and India, was robust on the whole.

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets <Unaudited>

	March 31 2009	March 31 2008	Variance
	Millions of yen		
Assets			
Current assets:			
Cash and cash equivalents	¥ 573,924	¥ 402,281	¥ 171,643
Time deposits	48,240	38,058	10,182
Investment securities	951	9,477	-8,526
Notes and accounts receivable - trade:			
Notes receivable	57,324	87,621	-30,297
Accounts receivable	809,595	1,120,945	-311,350
Due from affiliated companies	86,338	77,469	8,869
Allowance for doubtful accounts	-11,573	-13,347	1,774
Inventories	385,090	474,512	-89,422
Advance payments to suppliers	197,511	211,626	-14,115
Deferred income taxes	36,616	40,003	-3,387
Prepaid expenses and other current assets	144,739	159,291	-14,552
Total current assets	2,328,755	2,607,936	-279,181
Investments and long-term receivables:			
Affiliated companies	684,369	616,009	68,360
Securities and other investments	400,012	551,539	-151,527
Notes, loans and accounts receivable - trade, net of unearned interest	104,713	141,448	-36,735
Allowance for doubtful accounts	-38,208	-52,421	14,213
Property leased to others, at cost, less accumulated depreciation	155,961	173,014	-17,053
Total investments and long-term receivables	1,306,847	1,429,589	-122,742
Net property, plant and equipment	704,821	798,779	-93,958
Prepaid pension cost	3	7,334	-7,331
Deferred income taxes	117,269	91,910	25,359
Intangible fixed assets	101,729	116,546	-14,817
Goodwill	45,771	58,292	-12,521
Other assets	102,114	96,839	5,275
Total assets	¥ 4,707,309	¥ 5,207,225	¥ -499,916

Marubeni Corporation
Consolidated Financial Statements

	Millions of yen		
	March 31 2009	March 31 2008	Variance
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans	¥ 241,982	¥ 236,027	¥ 5,955
Current portion of long-term debt	231,396	65,353	166,043
Notes and accounts payable-trade			
Notes and acceptances payable	152,218	177,071	-24,853
Accounts payable	615,827	833,421	-217,594
Due to affiliated companies	45,079	62,444	-17,365
Advance payments received from customers	186,146	208,182	-22,036
Accrued income taxes	14,594	16,387	-1,793
Deferred income taxes	2,013	2,156	-143
Accrued expenses and other current liabilities	245,610	310,086	-64,476
Total current liabilities	1,734,865	1,911,127	-176,262
Long-term debt, less current portion	2,266,724	2,368,164	-101,440
Employees' retirement benefits	51,384	23,622	27,762
Deferred income taxes	30,980	43,731	-12,751
Minority interests in consolidated subsidiaries	56,238	80,817	-24,579
Shareholders' equity:			
Paid-in capital	262,686	262,686	-
Capital surplus	158,454	158,461	-7
Retained earnings	510,484	423,591	86,893
Accumulated other comprehensive income (loss)			
Unrealized gains on investment securities	6,750	50,463	-43,713
Currency translation adjustments	-242,321	-53,609	-188,712
Unrealized losses on derivatives	-65,999	-18,410	-47,589
Pension liability adjustment	-62,220	-42,773	-19,447
Cost of common stock in treasury	-716	-645	-71
Total shareholders' equity	567,118	779,764	-212,646
Total liabilities and shareholders' equity	¥ 4,707,309	¥ 5,207,225	¥ -499,916

(Note) These financial statements are based on US GAAP.

Marubeni Corporation
Consolidated Financial Statements

(2) Consolidated Statements of Income <Unaudited>

	Millions of yen			
	Year ended March 31			
	2009	2008	Variance	Ratio
Revenues:				
Revenues from trading and other activities	¥3,807,480	¥3,958,276	¥ -150,796	-3.8%
Commissions on services and trading margins	194,819	207,950	-13,131	-6.3%
Total	4,002,299	4,166,226	-163,927	-3.9%
(Total volume of trading transactions FY2008: 10,462,067 million yen FY2007: 10,631,616 million yen)				
Cost of revenues from trading and other activities	3,357,496	3,569,310	-211,814	-5.9%
Gross trading profit	644,803	596,916	47,887	8.0%
Expenses and other:				
Selling, general and administrative expenses	-408,912	-393,367	-15,545	4.0%
Provision for doubtful accounts	-1,826	-3,396	1,570	-46.2%
Interest income	19,028	24,934	-5,906	-23.7%
Interest expense	-59,633	-68,202	8,569	-12.6%
Dividends received	27,719	23,645	4,074	17.2%
Impairment loss on investment securities	-47,211	-31,208	-16,003	51.3%
Gain (loss) on sales of investment securities	24,423	23,757	666	2.8%
Gain (loss) on property and equipment	-13,640	-1,492	-12,148	814.2%
Equity in earnings (losses) of affiliated companies-net	21,973	55,661	-33,688	-60.5%
Other – net	-5,828	-11,051	5,223	-47.3%
Total	-443,907	-380,719	-63,188	16.6%
Income (loss) from continuing operations before income taxes	200,896	216,197	-15,301	-7.1%
Provision for income taxes	80,923	60,540	20,383	33.7%
Income (loss) from continuing operations	119,973	155,657	-35,684	-22.9%
Minority interests in consolidated subsidiaries	-8,765	-8,408	-357	4.2%
Net Income	111,208	147,249	-36,041	-24.5%

(Note) These financial statements are based on US GAAP. (Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19.)

(3) Consolidated Statements of Changes in Shareholders' Equity <Unaudited>

Millions of yen

	Year ended March 31 2009		Year ended March 31 2008		Variance	
Common stock:						
Balance at beginning of period	262,686		262,686		-	
Balance at end of period	262,686		262,686		-	
Capital surplus:						
Balance at beginning of period	158,461		155,905		2,556	
Issuance of stocks due to stock exchange	-		2,344		-2,344	
Gains from disposition of treasury stock	-7		212		-219	
Balance at end of period	158,454		158,461		-7	
Retained earnings (losses):						
Balance at beginning of period	423,591		298,011		125,580	
Net income (loss)	111,208	111,208	147,249	147,249	-36,041	-36,041
Cash dividend – common and preferred stocks	-24,315		-21,669		-2,646	
Balance at end of period	510,484		423,591		86,893	
Accumulated other comprehensive Income(loss):						
Balance at beginning of period	-64,329		29,339		-93,668	
Unrealized (losses) gains on investment securities, net of reclassification		-43,713		-52,436		8,723
Currency translation adjustments, net of reclassification		-188,712		-14,062		-174,650
Unrealized (losses)gains on derivatives, net of reclassification		-47,589		-12,000		-35,589
Employees' retirement benefits adjustment		-19,447		-15,170		-4,277
Other comprehensive income - net of tax	-299,461	-299,461	-93,668	-93,668	-205,793	-205,793
Comprehensive income		-188,253		53,581		-241,834
Balance at end of period	-363,790		-64,329		-299,461	
Cost of common stock in treasury:						
Balance at beginning of period	-645		-487		-158	
Treasury stock repurchased	-71		-158		87	
Balance at end of period	-716		-645		-71	

Marubeni Corporation
Consolidated Financial Statements

(4) Consolidated Statements of Cash Flows <Unaudited>

Millions of yen

	Year ended March 31		Variance
	2008	2007	
Operating activities			
Net income (loss)	111,208	147,249	-36,041
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	92,168	96,370	-4,202
Provision for doubtful accounts	1,826	3,396	-1,570
Equity in earnings of affiliated companies, less dividends received	16,141	-29,309	45,450
(Gain) loss on investment securities	22,788	7,451	15,337
Loss on property, plant and equipment	13,640	1,492	12,148
Deferred income taxes	18,763	15,974	2,789
Changes in operating assets and liabilities:			
Notes and accounts receivable	289,689	-53,681	343,370
Inventories	19,489	-43,886	63,375
Notes, acceptances and accounts payable	-210,014	6,226	-216,240
Other	-32,080	84,008	-116,088
Net cash provided by operating activities	343,618	235,290	108,328
Investing activities			
Net decrease (increase) in time deposits	-22,744	-9,347	-13,397
Proceeds from sales and redemptions/expenditure for purchase of securities and other investments	-211,768	-244,252	32,484
Proceeds from sales /expenditure for purchases of property and equipment	-170,718	-73,336	-97,382
Collection of loans receivable and loans made to customers	18,161	20,080	-1,919
Net cash provided (used) by investing activities	-387,069	-306,855	-80,214
Financing activities			
Net decrease (increase) in short-term loans	65,307	54,643	10,664
Proceeds from/payment of long-term debt	219,137	36,821	182,316
Cash dividend - common and preferred stocks	-24,315	-21,669	-2,646
Purchase of treasury stock, net	-73	-243	170
Other	-2,448	-3,687	1,239
Net cash used (provided) in financing activities	257,608	65,865	191,743
Effect of exchange rate changes on cash and cash equivalents	-42,514	-6,971	-35,543
Net increase (decrease) in cash and cash equivalents	171,643	-12,671	184,314
Cash and cash equivalents at beginning of period	402,281	414,952	-12,671
Cash and cash equivalents at end of period	573,924	402,281	171,643

(Note) These financial statements are based on US GAAP.

(5) Significant changes in owners' equity going concern : No changes

(6) Basis of Cosolidated Financial Statements

1. Consolidated subsidiaries and affiliated companies

① Number of subsidiaries and affiliated companies

	March 31, 2009	March 31, 2008	Variance
Subsidiaries	279	290	-11
Affiliated companies	161	159	2
Total	440	449	-9

The number of subsidiaries and affiliated companies represents companies which the Company directly consolidates or to which the Company applies the equity method. Companies consolidated by subsidiaries (180 companies March 31,2009, 179 companies March 31, 2008) are excluded from this number.

② Major Group Firms

Subsidiaries

Overseas 161	Marubeni America Corporation Marubeni Europe p.l.c. Axia Power Holdings, B.V. Marubeni Coal Pty. Ltd. PT Tanjungenim Lestari Pulp & Paper
Domestic 118	Marubeni Telecom Co., Ltd. Koa Kogyo Co., Ltd. Yamaboshiya Co., Ltd. Marubeni Energy Corporation Marubeni Nisshin Feed Co., Ltd.

Affiliated companies

Overseas 113	TeaM Energy Corporation Lion Power (2008) Pte. Ltd.
Domestic 48	Marubeni-Itochu Steel Inc. Marubeni Construction Material Lease Co., Ltd The Maruetsu, Inc. The Daiei, Inc.

③ Changes

Subsidiaries

Newly included 21	Shanghai House Jiading Property Development Co., Ltd. Others--- 20companies
Excluded	32 companies

Affiliated companies

Newly included 19	Lion Power (2008) Pte. Ltd. Hsin Tao Power Corporation Others---17 companies
Excluded	17companies

2. Matters Concerning Accounting Standards

① Standards for the preparation of consolidated financial statements

The consolidated financial statements of the Company are prepared in compliance with accounting standards generally acknowledged as fair and appropriate in the United States.

② Valuation standards and method for securities:

Trading securities:

Valued at a fair market value and unrealized gains and losses are included in net income (loss) for the period.

The cost of sales is calculated based on the moving average method.

Held-to-maturity securities:

Valued at the amortized cost method.

Available-for-Sale securities:

Valued at a fair market value and net unrealized gains and losses are included in accumulated other comprehensive income (loss).

The cost of sales is calculated based on the moving average method.

③ Valuation standards and method for inventory

Inventories, which primary consist of commodities, merchandise and real estate held for sale, are valued based on the moving average method or at either the lower of cost or market value based on the individual method.

④Depreciation/amortization method for fixed assets

Property, plant and equipment (including property leased to others and not mining rights):

The declining balance method or the straight line method is applied.

Mining rights:

The straight line method or the unit-of-production method is applied

Intangible fixed assets (except for intangible fixed assets for which a useful life cannot be decided):

The straight line method is applied.

⑤Asset impairment of long-term assets (property leased to others, tangible fixed assets and intangible fixed assets):

With respect to long-term assets such as property leased to others, tangible fixed assets and intangible fixed assets to be amortized, when book value cannot be collected, or there is a change in the situation, we investigated asset impairment If a book value is larger than the estimated amount of future cash flows, we recognize asset impairment for an amount by which the book value exceeds a fair market value.

⑥ Goodwill and other intangible assets

Goodwill and intangible assets (for which a useful life cannot be decided) are not amortized, but an asset impairment test is conducted for them at least once a year

⑦Standards for setting up reserves

Bad debt reserve:

To prepare for bad debt losses arising from trade account receivables and loans, we book the expected uncollectible amount for general receivables based on an actual bad debt ratio, and for specified receivables such as receivables and loans likely to become bad debt by examining the possibility of collection individually.

Retirement benefit reserve:

To prepare for retirement benefits for employees, a retirement benefit reserve is booked based on the fair value of the retirement benefit liability and pension assets at the end of this term. Past service liability is amortized using the straight line method based on the average remaining number of years of service of employees.

A portion of net actuarial loss that exceeds a corridor (10% of the retirement benefit liability or the fair market value of pension assets, whichever is larger) is amortized using the straight line method based on the average remaining number of years of service of employees as of the time the loss is incurred.

⑧ Consumption tax, etc, is processed on a tax-exclusive basis.

⑨ Revenue recognition and the total volume of trading transactions

Revenue is presented in accordance with FASB Emerging Issue Task Force Issue 99-19 *Reporting Revenue Gross as a principal versus Net as an Agent* (EITF 99-19).

For Japanese investors' convenience, total volume of trading transactions and operating profit are shown according to Japanese accounting practice. Total volume of trading transactions is the sum of those in which Marubeni and its consolidated subsidiaries act as principal and those which the Companies act as agent.

(7) Segment Information

<Operating Segments> (Unaudited)

◆ *FY2008 (April 1, 2008-March 31, 2009)*

Millions of yen

	Food	Lifestyle	Forest Products	Chemicals	Energy
Total volume of trading transactions	1,621,503	490,357	676,936	810,558	2,872,774
Gross trading profit	113,679	32,293	42,749	30,144	92,359
Operating profit (loss)	35,826	7,797	17,069	8,307	64,893
Equity in earnings (losses) of affiliated companies	-25,704	-29	-2,503	3,127	254
Segment net income (loss)	-19,365	4,033	6,194	5,200	52,045
Segment assets (as of March 31, 2009)	594,420	146,909	405,066	150,950	538,300

	Metals & Mineral Resources	Transportation Machinery	Power Projects & Infrastructure	Plant, Ship & Industrial Machinery	Real Estate Development
Total volume of trading transactions	909,641	626,788	480,500	830,908	139,921
Gross trading profit	34,248	46,789	50,143	25,156	23,000
Operating profit (loss)	23,312	10,498	22,695	6,265	3,924
Equity in earnings (losses) of affiliated companies	11,343	2,807	11,475	5,876	-459
Segment net income (loss)	21,602	4,430	11,528	7,149	-3,688
Segment assets (as of March 31, 2009)	375,686	213,777	511,573	319,638	326,393

	FT, LT, IT & Innovative Business	Iron & Steel Strategies and	overseas corporate subsidiaries & branches	corporate & elimination etc.	consolidated
Total volume of trading transactions	326,918	1,017	1,444,452	-770,206	10,462,067
Gross trading profit	51,918	1,017	110,503	-9,195	644,803
Operating profit (loss)	4,597	-390	28,877	395	234,065
Equity in earnings (losses) of affiliated companies	622	13,908	1,043	213	21,973
Segment net income (loss)	3,368	14,933	16,302	-12,523	111,208
Segment assets (as of March 31, 2009)	228,068	89,855	458,198	348,476	4,707,309

◆ *FY2007 (April 1, 2007-March 31, 2008)*

Millions of yen

	Food	Lifestyle	Forest Products	Chemicals	Energy
Total volume of trading transactions	1,412,465	587,629	718,385	904,367	3,020,311
Gross trading profit	90,002	35,724	45,263	30,803	89,300
Operating profit (loss)	21,332	7,620	17,329	9,385	58,094
Equity in earnings (losses) of affiliated companies	1,392	-1	2,428	595	594
Segment net income (loss)	10,397	4,057	9,697	5,585	38,864
Segment assets (as of March 31, 2008)	631,860	178,662	473,106	226,418	641,938

	Metals & Mineral Resources	Transportation Machinery	Power Projects & Infrastructure	Plant, Ship & Industrial Machinery	Real Estate Development
Total volume of trading transactions	951,648	659,722	361,202	756,883	138,472
Gross trading profit	19,050	51,059	40,485	25,911	32,442
Operating profit (loss)	8,478	14,489	18,170	5,733	14,227
Equity in earnings (losses) of affiliated companies	16,665	4,486	7,917	2,473	65
Segment net income (loss)	22,202	14,132	11,483	5,477	2,642
Segment assets (as of March 31, 2008)	333,769	274,539	670,810	351,541	325,133

	FT, LT, IT & Innovative Business	Iron & Steel Strategies and	overseas corporate subsidiaries & branches	corporate & elimination etc.	consolidated
Total volume of trading transactions	317,623	1,016	1,542,418	-740,525	10,631,616
Gross trading profit	41,605	1,016	102,967	-8,711	596,916
Operating profit (loss)	1,338	-278	20,522	3,714	200,153
Equity in earnings (losses) of affiliated companies	765	17,399	619	264	55,661
Segment net income (loss)	-1,884	16,480	6,960	1,157	147,249
Segment assets (as of March 31, 2008)	253,622	105,077	536,718	204,032	5,207,225

(Note 1) Effective April 2008, the segments of Textile, Forest products & general merchandise, Transportation & Industrial Machinery, Power Projects, Plant, Ship & Infrastructure Projects, Information & Communication and Finance, Logistics & New Business have been reorganized as Lifestyle, Forest Products, Transportation Machinery, Power Projects & Infrastructure, Plant, Ship & Industrial Machinery, and FT, LT, IT & Innovative Business. Furthermore, "Domestic Branches and Offices" which used to be included in "Corporate & Elimination" was distributed into each product segment.

(Note 2) For Japanese Investors' convenience, Total volume of trading transactions and Operating profit (loss) are shown according to Japanese accounting practice.

(Note 3) Inter-segment transactions are generally priced in accordance with the prevailing market prices.

(Note 4) Net income (loss) of Corporate and elimination includes net income (loss) of the domestic branches and offices, headquarters expenses that is not allocated to the operating segments and inter segment elimination. Segment assets of Corporate and elimination includes assets for general corporate purposes that is not allocated to the operating segments and inter segment eliminaton. The assets for general corporate purposes consist mainly of cash and cash equivalents related to financing, marketable securities and fixed assets for general corporate purposes.

2. Geographic Information

Geographic revenues are classified according to the region where the assets generates them locate.
Geographic information for FY2008 and FY2007 is as follows:

◆Geographic Revenues

Millions of yen

	FY2008	FY2007
Japan	2,610,827	2,868,355
United States	767,071	698,311
United Kingdom	146,750	204,629
Other Region	477,651	394,931
Total	4,002,299	4,166,226

◆Longterm Assets

Millions of yen

	FY2008	FY2007
Japan	460,064	419,465
United States	190,231	193,495
United Kingdom	121,471	144,723
Other Region	190,745	330,656
Total	962,511	1,088,339

(8) Earnings/Loss per Share of Common Stock

The following table sets forth the computation of basic earnings/loss per share:

Millions of yen

	Year ended March 31	
	2009	2008
Numerator:		
Numerator for basic earnings (loss) per share - Net income (loss)	111,208	147,249
Denominator:		
Denominator for basic earnings (loss) per share - adjusted weigh	1,736,461,389	1,733,669,538
Basic earnings per share	64.04	84.93

(Note)
Diluted earnings per share is not stated here because there is no dilutive securities.

< Omission of Disclosure >

Description of notes to leases, transactions with related parties, tax effect accounting, financial instruments, investment securities, derivative instruments, aquisitions and asset retirement obligation are omitted becouse it is considered to be less important to state in financial statements.

(9) Subsequent Events

No material subsequent events have occurred.

Left Blank

82-616

Marubeni CORPORATION

News Release

SUPPL

Investment in Operating Lease Business of Rolling Stock fleet in Australia

Marubeni Corporation
Mar. 30, 2009

Marubeni Corporation ("Marubeni") has acquired 49% share of CFCLA Rail JV Pty Ltd. (the "Rail JV"), an operating lease company of diesel electric locomotives and freight wagons in Australia. 51% share of the Rail JV is owned by CFCL Australia Pty Limited ("CFCLA"), wholly owned by Chicago Freight Car Leasing Co. ("CFCL"), a railway wagon operating leasing company in the USA.

The Rail JV was established in 2004 and currently owns 37 diesel electric locomotives and 805 grain and container wagons.

Freight task by rail in Australia is expected to steadily grow against the backdrop of the government's policy for standardization of rail infrastructure and dominant advantage over freight traffic by road in terms of impact on environment and fuel efficiency. The Rail JV assets are all standard gauge, and are increasingly sought after amidst the background of growing demand of freight traffic on the rail network in Australia such as Sydney- Perth route and Adelaide-Darwin route.

In November, 2006, Marubeni acquired 100% share of Midwest Railcar Corporation ("MRC"), a US-based railcar leasing company. Since then Marubeni has built up its know-how in rail freight leasing business through operation of MRC and been expanding its fleet. The selection of Marubeni as the Rail JV's long term partner by CFCLA is in recognition of Marubeni's past track record in the rail industry. Marubeni is the first Japanese company to enter the locomotive and wagon lease business in Australia.

Marubeni is determined to expand the fleet of high quality rolling stock assets by winning Rail JV customers' confidence through the provision of maintenance and administrative services beyond their expectation.

In addition to consolidating its solid business base in the USA and Australia, Marubeni intends to diversify and expand its rail transport business including operating lease in Europe and other markets.

CFCLA Rail JV Pty Ltd Company Profile
Name : CFCLA Rail JV Pty Limited
Headquarters : Sydney, New South Wales, Australia
Founded : 2004
Business Outline : Operating leasing Business of the rolling stock
Assets : Locomotives 37 Wagons 805
Main Lessee :Queensland Rail,Pacific National Group(Pacific National,Pacific Portlink) etc...





82-616

Marubeni CORPORATION

News Release

The Conclusion of LOI with respect to comprehensive collaboration with a Major Chinese National Grain Reserve Firm

Marubeni Corporation
Apr. 13, 2009

Marubeni Corporation (hereinafter called "Marubeni") has concluded a Letter of Intent with Sinograin Oil & Fats Corporation (hereinafter called "Sinograin Oils & Fats"), a subsidiary of Sinograin (China Grain Reserves Corporation) , China's largest grains reserve operations company, regarding comprehensive collaboration of the two parties.

<The backgrounds and the aim of this LOI>

Marubeni has been seeking opportunities in China, where substantial growth can be expected both as a supplier and a consumer, as a part of its Foods strategy in the Distribution & Trading fields, which is positioned as a key strategic business field in "SG2009", our mid-term management plan.

Marubeni aims to import four million tons per year of soybeans for crushing, which is about 10% of the total import to China. With Marubeni's collaboration with Sinograin Oils & Fats, which the Group plays a pivotal role in China's grains reserve program, and at the same time is expanding its own crushing capacity, will be able to integrate Sinograin's domestic logistics with Marubeni's overseas procurement ability, by which we will be able to supply one of the most competitive oilseeds, such as soybeans and canola, or oil products, such as soybean oil and palm oil, to the Chinese market.

Also, we will construct a procurement scheme for soybean for food from China, which Marubeni will market into Japanese and Korean markets, using Sinograin Group's domestic procurement / logistics management capacity. We will also integrate knowhow accumulated by the two Group's operation of import silos, as well as exchange personnel for better understanding of both companies. We will also consider joint investment not only in China but also in grain-producing areas such as South America.

<About Sinograin Oil & Fats and Sinograin Group >

Sinograin Oil & Fats is a 100% subsidiary of Sinograin, China's largest grains reserve / oilseed crushing firm encompassing the whole of China, and engages in materials procurement, logistics control, processing, and sales all by itself. Sinograin Oils & Fats is undergoing construction of 6 crushing / refining facilities over China, which two are already operational. Expected crushing capacity of the six factories amount to 6 million tons, which is more than Japan's total crushing capacity. Also, Sinograin aggressively imports oil products from overseas, and with 0.7 million tons of soy oil and 0.2 million tons of palm oil, Sinograin itself imports 1.5 times as much oil as the whole of Japan.
Sinograin is a State-owned enterprise directly supervised by the State-owned Assets Supervision and Administration Commission which is a special agency under the State Council, China's highest administrative body. Sinograin owns 251 warehouses over China, and their total storage capacity adds up to 25 million tons. Sinograin handles 75 million tons of grains, which by itself is two times the whole import quantity of Japan.

82-616

RECEIVED
2009 MAY 28 A 2:02

[Translation]

April 17, 2009

To Whom It May Concern:

Company Name: Marubeni Corporation
(URL http://www.marubeni.com)
Code Number : 8002
Listed : Tokyo, Osaka, Nagoya
Representative: Teruo Asada, President and CEO, Member of the Board
Enquiries: Hirokazu Iwashima, General Manager, Media Relations Sec.
TEL (03) 3282 – 4803

Notice Regarding Revisions of Business Forecasts for Fiscal Year Ended March 2009

Marubeni Corporation (hereinafter called "Marubeni") hereby announces that it has revised its business forecasts for the fiscal year ended March 2009(April 1, 2008 - March 31, 2009), previously announced on January 30, 2009 when it announced the results for the 3rd quarter.

1. Revisions of consolidated forecasts for the fiscal year ended March 2009 (April 1, 2008 - March 31, 2009)

	Operating profit	Income before income taxes	Net income	Basic EPS
Previous Forecasts (A)	(Billion yen) 232.0	(Billion yen) 240.0	(Billion yen) 150.0	(Yen) 86.38
Revised Forecasts (B)	233.0	200.0	110.0	63.35
Change (B –A)	1.0	-40.0	-40.0	–
Rate of change (%)	0.4	-16.7	-26.7	–
(For reference) Results for previous term (fiscal year ended March 2008)	200.2	216.2	147.2	84.93

* Financial statements are based on US GAAP.
For Japanese investor's convenience, Operating profit is shown according to Japanese accounting practice.

2. Revisions of unconsolidated forecasts for the fiscal year ended March 2009
(April 1, 2008 - March 31, 2009)

	Net income
Previous Forecasts (A)	(Billion yen) 35.0
Revised Forecasts (B)	0.0
Change (B–A)	-35.0
Rate of change (%)	-100
(For reference) Results for previous term (fiscal year ended March 2008)	53.0

3. Reasons for the revisions
Regarding rapidly worsening economic circumstances, Marubeni expects to recognize a loss in 4th quarter in equity in earnings (unconsolidated basis: approx. 25.0 billion yen as impairment loss on stocks of affiliated companies, consolidated basis: approx. 26.0 billion yen/same impact to Net income), including impairment loss on investment in equity method affiliate, Daiei Inc, as well as impairment loss on real estate for sale, and fixed asset (unconsolidated basis: approx. 12.0 billion yen, consolidated basis: approx. 17.0 billion yen).
Besides, Marubeni expects to recognize impairment loss on marketable equity securities (unconsolidated basis: approx. 16.0 billion yen, consolidated basis: approx. 18.0 billion yen) in 4th quarter, due to depressed stock prices against a backdrop of turmoil in financial markets since last year.
As a result, Marubeni has revised the forecasts of net income previously announced on January 30, 2009, from 150.0 billion yen to 110.0 billion yen (consolidated basis), and from 35.0 billion yen to 0.0 billion yen (unconsolidated basis).

*1 Figures in parentheses are the impact to the income before income taxes.
*2 Please see the announcement "Notice regarding Impairment Losses on investment securities and investments in affiliated companies for the three months ended March 31, 2009" that Marubeni announced today.

Actual results may differ from the forecasts described in this document as a result of various factors. Marubeni plans to disclose its consolidated and unconsolidated results for fiscal year ended March 2009, on May 7, 2009.

82-616

[Translation]

April 17, 2009

To Whom It May Concern:

Company Name:	Marubeni Corporation (URL http://www.marubeni.com)
Code Number :	8002
Listed :	Tokyo, Osaka, Nagoya
Representative:	Teruo Asada, President and CEO, Member of the Board
Enquiries:	Hirokazu Iwashima, General Manager, Media Relations Sec. TEL (03) 3282 – 4803

Notice Regarding Impairment Losses on Investment Securities and Investments in Affiliated Companies for the Three Months Ended March 2009

Marubeni Corporation (hereinafter called "Marubeni") announces that it expects to recognize impairment losses on investment securities and investments in affiliated companies for the three months ended March 31, 2009.

1. Impairment losses on investment securities for the three months ended March 31, 2009
(Marketable securities of which fair values has significantly declined and is not expected to recover)

(Billion yen)

	Unconsolidated	Consolidated
(A) Total amount of impairment losses on investment securities for the three months ended March 31, 2009 (=i-ii)	15.7	17.9
(i) Total amount of impairment losses on investment securities for the year ended March 31, 2009	35.9	38.4
(ii) Total amount of impairment losses on investment securities for the 9 months ended December 31, 2008	20.2	20.6

(Note)
1) Marubeni's consolidated reporting adopts a method for recording impairment of marketable securities at the end of each fiscal quarter that does not allow for recoveries for any subsequent increase in fair value.
2) Marubeni's fiscal closing date is March 31.

● Ratio of impairment losses to amount of net assets, recurring income (income before income taxes in consolidated base), and net income.

(Billion yen)

	Unconsolidated	Consolidated
(B) Net assets for the year ended March 31, 2008	541.9	779.8
(A / B × 100)	2.9%	2.3%
(i / B × 100)	6.6%	4.9%
(C) Recurring income (income before income taxes in consolidated base) for the year ended March 31, 2008	79.7	216.2
(A / C x 100)	19.7%	8.3%
(i / C x 100)	45.0%	17.8%
(D) Net income for the year ended March 31, 2008	53.0	147.2
(A / D x 100)	29.6%	12.2%
(i / D x 100)	67.7%	26.1%

2. Impairment losses on investments in affiliated companies for the three months ended March 31, 2009

(Billion yen)

	Unconsolidated
(A) Total amount of impairment losses on stocks of affiliated companies for the three months ended March 31, 2009 (=i-ii)	25.3
(i) Total amount of impairment losses on stocks of affiliated companies for the year ended March 31, 2009	30.4
(ii) Total amount of impairment losses on stocks of affiliated companies for the 9 months ended December 31, 2008	5.2

(Note)

Impairment losses on stocks of equity method affiliated companies are reflected in equity in earnings in consolidated results and that amount for the three month ended March 31, 2009 is expected to be 26.0 billion yen.

- Ratio of impairment losses to amount of net assets, recurring income, and net income.

(Billion yen)

	Unconsolidated
(B) Net assets for the year ended March 31, 2008	541.9
(A / B × 100)	4.7%
(i / B × 100)	5.6%
(C) Recurring income for the year ended March 31, 2008	79.7
(A / C x 100)	31.7%
(i / C x 100)	38.2%
(D) Net income for the year ended March 31, 2008	53.0
(A / D x 100)	47.6%
(i / D x 100)	57.4%

3. Others

Due to above mentioned impairment, Marubeni revised forecasts of consolidated financial results and forecasts of unconsolidated results as announced today.

Actual results may differ from the forecasts described in this document as a result of various factors. Marubeni plans to disclose its consolidated and unconsolidated results for fiscal year ended March 2009, on May 7, 2009.

82-616

[Translation]

April 17, 2009

To Whom It May Concern:

Company Name: Marubeni Corporation
(URL http://www.marubeni.com)
Code Number : 8002
Listed : Tokyo, Osaka, Nagoya
Representative: Teruo Asada, President and CEO, Member of the Board
Enquiries: Hirokazu Iwashima, General Manager, Media Relations Sec.
TEL (03) 3282 – 4803

Notice Regarding Revisions of Dividend Forecasts for Fiscal Year Ended March 2009

In the meeting of the Board of Directors held today, Marubeni Corporation (hereinafter called "Marubeni") decided to revise the dividend forecasts. Details are as follows.

1. Reasons for the revision

Marubeni recognizes that its important corporate responsibilities lie in paying stable dividends to shareholders in a consistent manner as well as maximizing corporate value and competitiveness by building up and effectively utilizing internal reserves. With regard to dividends, Marubeni applies a basic policy to determine dividends aiming for consolidated payout ratio around 15%, based on the principle of linking dividends to the company's business results for each term, in consideration of a clear profit distribution to our shareholders.

Reflecting the revisions for the results forecasts for fiscal year ended March 2009 released today, year-end dividend forecasts per share for FY2008 is revised to 3 yen from the previous forecast 7 yen in accordance with the aforementioned basic policies.

It is to be resolved at the board meeting scheduled on May 18, 2009, that the year-end dividend on common stock for FY2008 shall be 3 yen per share, and the payment date shall be in late May, 2009.

2. Revisions of Dividend Forecasts

	Dividend per share (Yen)		
	Interim	Year-End	Yearly
Previous Forecasts (Announced January 30, 2009)		7.00	14.00
Revised Forecasts		3.00	10.00
Actual payment of the fiscal year ended March 2009	7.00		
(Reference) Actual payment of previous fiscal year (ended March 2008)	6.00	7.00	13.00

82-616

Marubeni CORPORATION

News Release

The Conclusion of a Comprehensive Collaboration Agreement with Amaggi,a Brazilian Grain Originator / Oilseed Crusher

Marubeni Corporation
May 1, 2009

arubeni Corporation (hereinafter called "Marubeni") and Amaggi Exportação e Importação (hereinafter called "Amaggi") has concluded a Comprehensive Collaboration Agreement today, and agreed to strengthen their cooperation in various fields.

Marubeni aims to expand its supply source in grain-producing nations, as a part of its Foods strategy in the Distribution & Trading fields, which is positioned as a key strategic business field in "SG2009", our mid-term management plan. Brazil, on the other hand, is one of the world's largest suppliers of grains. Brazil is said to have another 250 million acres of arable land waiting to be reclaimed, and is seen to become the next major supply source of grains and oilseeds, after the United States.

Amaggi has the ability to consolidate directly from farmers, especially from their group-owned farms which exclusively grow non-gmo soybeans, where non-gmo crops are becoming increasingly difficult to originate. Marubeni has already established a foothold in Brazil with investments to assets such as port facilities, and this collaboration agreement will be another step towards strengthening our supply chain in the world of grains, where origination is becoming more and more of a challenge. In this agreement, Amaggi and Marubeni have committed each other on the following terms:

- To jointly consolidate grains and oilseeds, including non-gmo soybeans, with a volume of up to 1 million tons per year, by the year 2010.
- To jointly market Brazilian grains and oilseeds into Asian nations, notably Japan.
- To study joint investment into South American port facilities, especially in Brazil.

To fulfill the above, the two parties will periodically hold strategic meetings, with an aim of realizing investment within fiscal year 2009.

<About Amaggi Exportação e Importação>
Amaggi specializes in the retail sales of seeds and fertilizers, consolidation of grains and oilseeds, and oil crushing, under the Grupo André Maggi, headquartered in Rondonopolis, Mato Grosso, in the interior of Brazil. The group also pursues operations of export elevators in the Amazon River basin, self-owned farms, and power production. Amaggi also boasts strength in the consolidation of non-GMO grains and oilseeds, which is becoming scarce year by year, by utilizing their own farms, and their seamless supply chain from consolidation, logistics to export facilities.

- Farm acreage: 530,000 acres
- Farm output: 767,000 tons (soybean 457,000 ton / corn 294,000 ton / cotton 16,000 ton)
- Handling quantity: 3.5 million tons (1.5 million tons for export)
- Storage capacity: 2.2 million tons (39 warehouses)
- Crushing capacity: 2.0 million tons (3 facilities)

82-616

Marubeni CORPORATION

News Release

Marubeni concludes a Comprehensive Emission Reduction Purchase Agreement regarding ERU supply for Japanese Market with Russia's energy company, Gazprom Group

Marubeni Corporation
May 15, 2009

On May 8, 2009, Marubeni Corporation (hereinafter "Marubeni") concluded a Comprehensive Emission Reduction Purchase Agreement with Gazprom Marketing & Trading Ltd. (hereinafter "Gazprom M&T"), the UK arm of Russia's Gazprom Group, the world's largest natural gas exporter, to supply ERUs, which are carbon credits under Kyoto Protocol, for the Japanese Market.
Under the new comprehensive agreement, Marubeni aims to supply ERUs, which will be generated from Gazprom M&T's GHG (Green House Gas) emission reduction projects through the JI (Joint Implementation) scheme under Kyoto Protocol, to the Japanese Market on an exclusive basis.

Marubeni has been participating in GHG emission reduction projects overseas, obtained emissions credits from its projects, and has sold them to other Japanese companies. Through promoting cooperation of GHG reduction in JI project with the Gazprom Group, known as the largest company in Russia, Marubeni is enpowering its function and organization to tackle the global warming issues and exploring various procurement routes of emissions credits in order to meet the diversifying needs of Japan's market.

<Outline of Gazprom Marketing & Trading Ltd.>
CEO : Vitaly Vasiliev
Location : 60 Marina Place, Hampton Wick Kingston Upon Thames Surrey KT1 4BH, U.K.
Outline of Business : Trading of Gas, Power, Oil and Carbon Credit

82-616

Marubeni CORPORATION

News Release

Marubeni concludes a Comprehensive Emission Reduction Purchase Agreement regarding ERU supply for Japanese Market with Russia's energy company, Gazprom Group

Marubeni Corporation
May 15, 2009

On May 8, 2009, Marubeni Corporation (hereinafter "Marubeni") concluded a Comprehensive Emission Reduction Purchase Agreement with Gazprom Marketing & Trading Ltd. (hereinafter "Gazprom M&T"), the UK arm of Russia's Gazprom Group, the world's largest natural gas exporter, to supply ERUs, which are carbon credits under Kyoto Protocol, for the Japanese Market.
Under the new comprehensive agreement, Marubeni aims to supply ERUs, which will be generated from Gazprom M&T's GHG (Green House Gas) emission reduction projects through the JI (Joint Implementation) scheme under Kyoto Protocol, to the Japanese Market on an exclusive basis.

Marubeni has been participating in GHG emission reduction projects overseas, obtained emissions credits from its projects, and has sold them to other Japanese companies. Through promoting cooperation of GHG reduction in JI project with the Gazprom Group, known as the largest company in Russia, Marubeni is enpowering its function and organization to tackle the global warming issues and exploring various procurement routes of emissions credits in order to meet the diversifying needs of Japan's market.

<Outline of Gazprom Marketing & Trading Ltd.>
CEO : Vitaly Vasiliev
Location : 60 Marina Place, Hampton Wick Kingston Upon Thames Surrey KT1 4BH, U.K.
Outline of Business : Trading of Gas, Power, Oil and Carbon Credit

82-616

Marubeni CORPORATION

News Release

Signing of project finance agreements for a copper mining project in Chile

Marubeni Corporation
May 16, 2009

We are pleased to announce that Minera Esperanza, located in the Republic of Chile, which is owned 30% by Marubeni Corporation ("Marubeni") and 70% by Antofagasta plc ("Antofagasta"), one of the world leading copper producers, signed the loan agreements relating to the USD1.05bn project financing for the development of the Esperanza copper mining project (the "Project") on 15 May 2009. The project financing is equal to approximately 50% of total Project costs.

The project financing facility is being provided by a consortium of senior lenders including Japan Bank for International Cooperation ("JBIC"), Export Development Canada ("EDC") and KfW IPEX-Bank ("KfW"), and a group of seven commercial banks comprising Mizuho Corporate Bank, The Bank of Tokyo-Mitsubishi UFJ, Sumitomo Mitsui Banking Corporation, ING Capital LLC (the Netherlands), Calyon (France), Banco Santander (Spain) and Natixis (France). Through the arrangement of this project financing, Marubeni will transfer part of the project risks inherent in the Project to these financial institutions.

The Project is to produce copper concentrate and is being developed in the Sierra Gorda district in (about 160km north-east of the city of Antofagasta) with the target production start at the end of 2010. The Project has proven & probable copper reserves of 583 million tonnes and expected average annual production of 714,000 tonnes of concentrates containing 191,000 tonnes of payable copper, 215,000 ounces of payable gold and 1,132,000 ounces of payable silver in the first ten years of production. The total Project cost is estimated to be USD2.3 billion.

It is forecasted that about 40% of the concentrate produced by the Project will be supplied to Japan under long-term offtake agreements, accounting for approximately 7% of Japanese copper imports. Marubeni intends to continue developing copper operations in the Sierra Gorda district in Chile's II Region jointly with Antofagasta and expects to secure additional copper resources for Japan in the future.

Marubeni's 30% investment in Minera Esperanza was made through its 100% owned subsidiary, Marubeni LP Holding B.V. ("MLPH"). Marubeni is currently in the process of arranging an acquisition financing for MLPH on a limited recourse basis. Marubeni is aiming to achieve a financial close of this financing in the very near future.